Exhibit 2.1

EXECUTION VERSION

Certain portions of this document have been omitted pursuant to Item 601(b)(2) of Regulation S-K and, where applicable, have been marked with “[***]” to indicate where omissions have been made. The marked information has been omitted because it is (i) not material and (ii) is the type that the registrant treats as private or confidential.

27 November 2025

THE SELLERS

– and –

THE SELLER GUARANTOR

– and –

NEPTUNE ACQUISITION BIDCO LIMITED

SHARE PURCHASE AGREEMENT

for the sale and purchase of the entire issued share capital of

IMO CAR WASH GROUP LIMITED

and approximately 5.01% of the issued share capital of

IMO AUTOPFLEGE GMBH

GIBSON, DUNN & CRUTCHER UK LLP

Telephone House

2-4 Temple Avenue, London EC4Y 0HB

Tel: 020 7071 4000 Fax: 020 7071 4244

Ref: 23580-00007

i

Part 2 Seller Obligations	56

Part 3 Purchaser obligations	58

SCHEDULE 3 WARRANTIES	59

SCHEDULE 4 LIMITATION ON LIABILITY	76

SCHEDULE 5 SHARE TRANSFER DEED	85

SCHEDULE 6 CONTRACTS TO BE TRANSFERRED TO GROUP COMPANIES	89

SCHEDULE 7 LIST OF RHL EMPLOYEES	91

SCHEDULE 8 MATERIAL CONTRACTS	92

SCHEDULE 9 TAX COVENANT	82

SCHEDULE 10 INDEMNIFIED TAX LIABILITIES	106

SCHEDULE 11 SUBSIDIARY COMPANY AND SHAREHOLDER INFORMATION	107

AGREED FORM DOCUMENTS

1.	Disclosure Letter

2.	Signing Board Resolutions: Seller A

3.	Signing Board Resolutions: Seller B

4.	Signing Board Resolutions: Purchaser

5.	Signing Board Resolutions: Seller Guarantor

6.	EV to Equity Bridge

7.	Post Completion Power of Attorney re the Company A Shares

8.	Resignations of Resigning Directors

9.	Rose Holdco IP Deed of Assignment

10.	Seller A IP Deed of Assignment

11.	ICWG Deed of Assignment

12.	Equity Commitment Letter

ii

THIS AGREEMENT is made on 27 November 2025

BETWEEN:

(1)

ROSE MIDCO LIMITED, a private limited company incorporated in England and Wales with registered number 06892958, whose registered office is at 35-37 Amersham Hill, High Wycombe, Buckinghamshire, HP13 6NU (“Seller A”);

(2)

BOING ACQUISITIONS LIMITED, a private limited company incorporated in England and Wales with registered number 09078092, whose registered office is at 35-37 Amersham Hill, High Wycombe, Buckinghamshire, HP13 6NU (“Seller B”);

(3)

DRIVEN BRANDS, INC., a corporation incorporated in the State of Delaware in the United States of America whose registered office is at 440 South Church Street, Suite 700, Charlotte, NC 28202 (“Seller Guarantor”); and

(4)

NEPTUNE ACQUISITION BIDCO LIMITED, a private limited company incorporated in England and Wales with registered number 16867877, whose registered office is at 27 Old Gloucester Street, London, United Kingdom, WC1N 3AX (the “Purchaser”).

RECITALS:

(A)

Seller A is the sole shareholder of IMO Car Wash Group Limited, a private limited company incorporated in England and Wales with registered number 06892954, whose registered office is at 35-37 Amersham Hill, High Wycombe, Buckinghamshire, HP13 6NU (“Company A”), and it holds the legal and beneficial title to the Company A Shares. Seller B is the minority shareholder of IMO Autopflege GmbH, a limited liability company incorporated in Germany registered with the commercial register maintained at the lower court of Duisburg, Germany, under docket number HRB 16218, whose registered office is at Friedrich-Ebert-Str. 144, 45473 Mühlheim an der Ruhr (“Company B”), and it holds the legal and beneficial title to the Company B Share.

(B)	Each Seller intends to sell the Shares it holds, and the Purchaser intends to purchase the Shares on and subject to the terms of this Agreement.

(C)

The Seller Guarantor wishes to guarantee by way of an independent primary guarantee the due and punctual performance and fulfilment of all of the Sellers’ obligations and liabilities under this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

In this Agreement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

“Accounts” means the audited (or, in respect of any Group Companies benefitting from an exemption to audit requirements under Applicable Law, unaudited) individual accounts of each Group Company for the financial year ended 31 December 2024;

“Accounting Standards” means, in respect of each Group Company, the relevant local Generally Accepted Accounting Principles as referenced in their respective Accounts;

“Additional Guarantees” has the meaning given in Clause 10.14(b);

“Affiliate” means, in respect of a person, any person Controlling, Controlled by or under common Control with such person and, in the case of each Seller and any Seller Group Company, shall exclude: (i) Driven Brands Holdings Inc. incorporated in the State of Delaware in the United States of America (NASDAQ: DRVN) (or any successor entity thereof) (“DBHI”), Driven Holdings Parent LLC and Driven Holdings LLC; (ii) any and all shareholders of DBHI from time to time; and (iii) persons Controlling, Controlled by or under common Control with any shareholder of DBHI;

“Aggregated Group Financial Information” has the meaning given in Paragraph 4.1 of Schedule 3 (Warranties);

“Anti-Bribery Laws” means any law, rule, regulation, or other legally binding measure of any jurisdiction of incorporation or operation of a Group Company that relates to anti-money laundering, bribery, corruption or international trade sanctions, including but not limited to the Proceeds of Crime Act 2002, the Bribery Act 2010 in England and Wales, the Money Laundering Control Act of 1986, any laws enacted to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, including without limitation the U.S. Foreign Corrupt Practices Act of 1977 (as amended from time to time) and the Criminal Justice (Corruption Offences) Act 2018, any laws that prohibit: (a) the corrupt payment, offer, promise or authorisation of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee, person or commercial entity to obtain a business advantage, or (b) the offer, promise or gift of, or the request for, agreement to receive or receipt of a financial or other advantage to induce or reward the improper or proper performance of a relevant function or activity, and the trade sanctions administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State or the Department of Commerce), the United Nations Security Council, the United Kingdom or the European Union;

“Applicable Law” means, in relation to any person, all applicable and enforceable national, supranational, state, federal, regional or local laws (including common law, statute, regulations, civil and criminal law, judgments and decisions of any court or tribunal) in any relevant jurisdiction within which: (i) in respect of the Group, any member of the Group is incorporated or operates; or (ii) in respect of the Seller Group, any Seller Group Company is incorporated or operates; or (iii) in respect of the Purchaser Group, any member of the Purchaser Group is incorporated or operates (including, in each case, the published practice of any Tax Authority);

“Authorisations” has the meaning given in Paragraph 19.2 of Schedule 3 (Warranties);

“Associated Person” means a person who performs services for or on a Group Company’s behalf;

“Business” the business carried on by the Companies and each member of the Group as at the date of this Agreement and/or at the date of Completion (as the context requires);

“Business Day” means: (i) in all cases other than Clauses 4.1 to 4.5 (inclusive) of this Agreement, a day (other than a Saturday or a Sunday) on which banks are open for business in London, United Kingdom and New York, United States of America and (ii) in the case of Clauses 4.1 to 4.5 (inclusive) only, a day (other than a Saturday or a Sunday) on which banks are open for business in London, United Kingdom, New York, United States of America and, in respect of the relevant filing to be made with the relevant Competition Authority (as applicable), Bonn, Germany, Austria, Hungary, Australia;

“Business Plan” means the Group’s business plan for FY2025-2029 at Data Room documents 1.3.1 and 2.2.1;

“Business Warranties” means the warranties in Schedule 3 (Warranties) excluding the Tax Warranties (each such statement being a “Business Warranty”);

“Business Warranty Claim” means any claim, proceeding, suit or action against Seller A under, or for breach of, any of the Business Warranties;

“Claim” means any Seller Claim and any Warranty Claim;

“Companies” means Company A and Company B, each a “Company”;

“Companies Act” means the Companies Act 2006 and any regulations or subordinate legislation enacted thereunder;

“Company A Shares” means four (4) ordinary shares of GBP £1.00 each in the capital of Company A which comprise the entire issued share capital of Company A;

“Company B Share” means one (1) share in the nominal amount of DEM 401,000 in the capital of Company B which comprises the entire interest in the issued share capital of Company B held by Seller B;

“Competition Authority” has the meaning given in Clause 4.1;

“Completion” means the completion of the sale and purchase of the Shares in accordance with Clause 6;

“Completion Date” has the meaning given in Clause 6.1;

“Completion Payments Notice” has the meaning given in Clause 6.2;

“Completion Warranties” means each of the following Warranties set out in Schedule 3: Section 1 (Companies, Shares and Subsidiaries), Section 3 (Corporate Transactions), Section 4 (Accounts), Section 6 (Business since the Locked-Box Date), Section 7 (Solvency), Paragraphs 8.4 and 8.5 of Section 8 (Borrowings), Paragraphs 9.2, 9.3, 9.4, 9.5, 9.7, 9.8, 9.9 and 9.10 of Section 9 (Contracts), Paragraphs 11.1, 11.2, 11.4, 11.5 and 11.6 of Section 11 (Property), Paragraphs 12.1, 12.2 and 12.4 of Section 12 (Environmental), Paragraphs 13.2, 13.5, 13.6 and 13.7 of Section 13 (Intellectual Property), Paragraphs 14.6 and 14.7 of Section 14 (Information Technology), Section 16 (Employees), Section 18 (Data Protection), Section 20 (Litigation) and Section 22 (Taxation);

“Conditions” has the meaning given in Clause 4.1 (Conditions);

“Confidential Information” has the meaning given in Clause 15.1;

“Confidentiality Agreement” means the confidentiality agreement dated 4 June 2025 and made between Company A and Franchise Equity Partners, LP;

“Constitutional Documents” means, with respect to an entity, its certificate of incorporation and its memorandum, articles of association, by-laws or equivalent constitutional documents (as applicable);

“Control” means (i) the legal or beneficial ownership, directly or indirectly, of more than fifty per cent (50%) or more of the share capital or other ownership interests of any person, (ii) the ability, directly or indirectly, to appoint more than half of the board or other controlling or management body of any person, or (iii) the ability, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise to direct or cause the direction of the management and policies of any person. A person shall be deemed to direct or cause the direction of the management and policies of a person if the consent or approval of such person is required with respect to all or substantially all major decisions (and “Controlled” and “Controlling” shall be construed accordingly);

“Covered Person” means any person who is at Completion a director or officer of any Group Company;

“Cumulative Daily Amount” has the meaning given in Clause 3.1(b);

“Data Protection Legislation” means all Applicable Laws relating to the processing, use, protection and privacy of Personal Data which are from time to time applicable to any Group Company in connection with the business;

“Data Room” means the virtual data room hosted by Datasite.com under the name “Neptune” in connection with the Proposed Transaction comprising the documents and other information relating to the Group as at 21:00 GMT on 26 November 2026;

“DBHI” has the meaning given in the definition of Affiliate;

“Deductible Leakage Amount” has the meaning given in Clause 3.3;

“Default Interest” means an annual interest rate equal to the twelve (12)-month Euribor rate as at the relevant due date for payment, plus ten per cent (10%);

“Defaulting party” has the meaning given in Clause 6.6;

“Demand” shall, in the case of an Indemnified Tax Liability Claim, take the meaning given to it in the Tax Covenant and, in any other case, means any notice, demand, letter or other document issued by or action taken by or on behalf of any person from which it appears that the Sellers are or may be liable in respect of any Indemnity Claim or Indemnified Tax Liability Claim for an amount in excess of EUR 1;

“Disclosed” means any fact, matter, event or circumstance which is disclosed in sufficient detail to enable a reasonable and professionally advised purchaser to identify the nature and scope of the fact, matter, event or circumstance so disclosed and to make a reasonably informed assessment thereof;

“Disclosed Schemes” means:

(a)	the auto-enrolment workplace pension scheme provided to employees of Anduff Car Wash Limited operated by external provider Legal & General;

(b)

the auto-enrolment workplace pension scheme provided to employees of Rose Holdco Limited operated by external provider Legal & General (the schemes referred to at paragraph (a) above and this paragraph (b) together being the “UK Pension Schemes”); and

(c)

the pension scheme (Versorgungsordnung) dated 31 December 1979 (as amended from time to time), provided to employees and former employees of Company B, Toman Handels- und Beteiligungsgesellschaft mbH and TOPAS Chemie GmbH, and the jubilee benefits provided to employees of Company B and Toman Handels- und Beteiligungsgesellschaft mbH (the “German Pension Scheme”);

“Disclosed Transaction Bonuses” means the Transaction Bonuses payable pursuant to the Transaction Bonus Letters;

“Disclosure Letter” means the disclosure letter dated on the date of this Agreement together with all attachments thereto addressed by Seller A to the Purchaser relating to the Warranties;

“Due Diligence Reports” means:

(a)	the legal fact book dated 15 October 2025, prepared by the Sellers’ Solicitors at Data Room documents 3.9.1, 3.9.2, and 3.9.4 (the “Legal Fact Book”);

(b)	the tax vendor due diligence report dated 9 October 2025, prepared by Ernst & Young LLP at Data Room document 5.1.1 (the “Tax VDD Report”);

(c)	the financial vendor due diligence report dated 24 September 2025, prepared by Ernst & Young LLP at Data Room document 1.1.2 (the “Financial VDD Report”);

(d)	the commercial due diligence report dated 5 September 2025, prepared by Boston Consulting Group at Data Room document 2.1.1;

(e)	the environmental due diligence report dated 7 October 2025, prepared by Environmental Resources Management Limited at Data Room document 6.1.1; and

(f)	the L.E.K. Report;

“Eagle Eye Contract” means the framework agreement for the provision of an electronic voucher campaign system between RHL and Eagle Eye Solutions Limited 20 January 2023 and amended on 11 April 2024;

“Employee” means an individual who serves under a contract of employment with any Group Company as at the date of this Agreement;

“Encumbrance” means a mortgage, lien, charge, option, equity, power of sale, pledge, security interest, hypothecation, retention of title, right of first refusal, right of pre-emption or other encumbrance or right exercisable by a third party having similar effect;

“Environment” means all, or any, of the following media, namely, the air, water and land together with all living organisms and ecosystems; and the medium of air includes the air within buildings and the air within other natural or man-made structures above or below ground;

“Environmental Consents” means any consent, approval, authorisation, permit, exemption, licence, waiver, registration, certificate, filing, statutory agreement, reporting or notice required or obtained under Environmental Law by a Group Company or relating to the operations or business of a Group Company or any of the Properties;

“Environmental Damage” means damage or harm to: (a) a protected species or natural habitat, or a site of special scientific interest; (b) surface water or groundwater; (c) marine waters; or (d) land;

“Environmental Laws” means any Applicable Laws relating to the protection of the Environment or the control, prevention or remediation of Environmental Damage, in each case which have legal force and effect at the date of this Agreement;

“Equity Commitment Letter” means the equity commitment letter from Franchise Equity Partners, LP addressed to the Sellers and the Purchaser, and delivered on the date of this Agreement containing irrevocable commitments to provide equity funding to the Purchaser (when taken with the amounts to be lent pursuant to the Purchaser Financing Agreement(s)) to enable the Purchaser to satisfy its obligation to pay the Share Consideration;

“EV to Equity Bridge” means the Excel spreadsheet in the agreed form stating the agreed-upon adjustments to the enterprise value of the Group which is used to calculate the Share Consideration;

“Event” means any payment, act, arrangement, transaction or any other occurrence including the execution and completion of this Agreement;

“FEP” means Franchise Equity Partners, LP;

“Fundamental Warranties” means the Sellers’ warranties in Clause 8.1 (each, a “Fundamental Warranty”);

“Fundamental Warranty Claim” means any claim, proceeding, suit or action against a Seller under, or for breach of, any of the Fundamental Warranties;

“Government Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local;

“Group” means Company A and its Subsidiaries including, for the avoidance of doubt, Company B;

“Group Balances” means all balance(s) owed to the Group Companies by the Seller Group Companies immediately following the Intercompany Balance Rationalisation;

“Group Company” means any member of the Group, and “Group Companies” means all or any of them;

“Group Intellectual Property” means all Intellectual Property which the Group (or any Group Company) owns;

“Hazardous Substance” means any material, substance or organism which, alone or in combination with others, is capable of causing Environmental Damage;

“ICWG” means International Car Wash Group Ltd;

“ICWG Deed of Assignment” means a deed of assignment in the agreed form to be entered into between ICWG and a Group Company relating to the “ICWG” trademarks and trademark applications referenced in Section 7.1 of the Legal Fact Book;

“IMO Car Wash Machines” has the meaning given in Paragraph 13.9 of Schedule 3 (Warranties);

“Indemnity Claim” mean a [***] a Separation Indemnity Claim or a claim against a Seller under Clauses 10.15 or 18.8;

“Indemnified Tax Liability” has the meaning given in the Tax Covenant;

“Indemnified Tax Liability Claim” means any claim, proceeding, suit or action against a Seller in connection with an Indemnified Tax Liability and paragraph 2.1(d) insofar as it relates to a matter or circumstances giving rise to an Indemnified Tax Liability;

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.

“Independent Operator” means an individual or service company engaged by any Group Company to operate one or more car wash sites pursuant to an Independent Operator Agreement;

“Independent Operator Agreement” means any agreement between any Group Company and any Independent Operator concerning the operation of one or more car wash sites;

“Independent Operator Template” has the meaning given in Paragraph 9.1(a) of Schedule 3 (Warranties);

“Information Memorandum” means the confidential information memorandum at Data Room document 2.2.1 in relation to the Group dated September 2025, prepared by Company A on behalf of the Group and provided by Rothschild & Co. to potential purchasers including the Purchaser;

“Insured Tax Covenant Claim” means any Tax Covenant Claim under paragraph 2 of the Tax Covenant other than an Indemnified Tax Liability Claim;

“Intellectual Property” means any and all intellectual property rights, including those arising from or associated with patents, trademarks, service marks, logos, get-up, trade names, internet domain names, copyright (including rights in computer software), rights in know-how, confidential information, designs and databases and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world;

“Intercompany Balance Rationalisation” means the underlying steps in respect of the repayment, set-off, distribution, contribution and/or waiver of any or all of the intercompany balances owing between any Seller Group Company (on the one hand) and any Group Company (on the other hand), an overview of which is set out in the Separation Paper;

“Intercompany Balances” means the Group Balances and the Shareholder Balances;

“Intragroup Services Agreements” means the intragroup services agreements: (i) dated 26 July 2023, between Rose Holdco Limited (as supplier) and IMO Car Wash Australasia Pty Limited, Artego Autowasch-u Service GmbH, Sodeal SA, IPIC Luxembourg S.à.r.l, Automovilé myci linky spol s.r.o, Compagnie Parisienne de Services SAS, MBMP—Manufacture des Brosses du Marius Poitevin SAS, IMO Autopflege GmbH, IMO Hungary Automoso Kft, IMO Polska Sp z.o.o, IMO Autolavagens SA, IMO Autolavados SAU and Anduff Car Wash Limited (as the recipients); and (ii) dated 31 December 2023, between Rose Holdco Limited (as supplier) and AML—Automovilé myci linky spol s.r.o (as recipient);

“IT Agreement” means all agreements and arrangements relating to the IT Systems, including under which any third party provides any element of, or services including leasing, hire purchase, and sale on deferred terms and all licensing, maintenance and support contracts;

“IT Systems” means the computer hardware, computer systems, information technology and data processing systems, facilities and services which are material to the business operations of the Group, and which are used by any Group Company (including software and associated documentation, network and communication equipment, telephone switchboards, other information technology systems and equipment and peripherals and storage media and, as applicable, all software and services provided through arrangements with third party service providers and back-up and disaster recovery systems and plans);

“IP Licence” means (a) all licences and sub-licences of third party Intellectual Property to a Group Company, (b) all licences and sub-licences of Intellectual Property to third parties by a Group Company, and (c) all agreements or arrangements to which a Group Company is a party (i) which impose obligations on a Group Company to pay royalties or other monies in respect of use or exploitation of the Group Intellectual Property; or (ii) which prevent, restrict or otherwise inhibit a Group Company’s freedom to use, exploit, licence, sub-licence, transfer or assign the Group Intellectual Property; or (iii) under which a Group Company has granted any rights to a third party in, or options over, any of the Group Intellectual Property (including any rights to obtain an assignment, licence or other rights in the future or on the happening of any event);

“Key Employee” means each of: [***];

“Leakage” means in relation to each Seller:

(a)

any dividend, bonus issue or other distribution or return of capital or income declared, paid or made (whether in cash or in specie) or any repurchase, redemption, repayment or return of share or loan capital or loan (or any other relevant securities) by any member of the Group to or for the benefit of any Seller Group Company;

(b)	any management, supervisory, monitoring, consultancy, service or directors’ fees paid by any member of the Group to or for the benefit of any Seller Group Company;

(c)

any assets transferred to or for the benefit of any Seller Group Company by any member of the Group, or liabilities (actual or contingent) or obligations assumed, discharged, or incurred by any member of the Group to or for the benefit of any Seller Group Company;

(d)	the waiver, release, deferral or discount (whether or not conditional) by any Group Company of any amount or obligation owed to it by any Seller Group Company;

(e)	the payment by any Group Company of, or agreement to pay, or incurrence of, any Seller Transaction Costs;

(f)

any guarantee, indemnity or security provided by any Group Company or the assumption, incurrence or discharge of any liability by any Group Company in respect of the obligations of any Seller Group Company or to or for the benefit of any Seller Group Company;

(g)	the payment of any Transaction Bonuses;

(h)

any settlement of intercompany balances by a Group Company to Rose Holdco Limited or any Seller Group Company in cash, in the period from (but excluding) the Locked-Box Date and (including) Completion, including without limitation in relation to: (i) recharges of salaries and other employee-related costs of the RHL Employees (the “Rose Holdco Employee Recharges”); (ii) recharges of costs paid by Rose Holdco Limited in relation to insurance, IT, marketing, finance, advertising and other services provided; or (iii) the Separation or Intercompany Balance Rationalisation;

(i)

any cash cost or expense incurred or to be incurred by a Group Company in respect of the Separation or the Intercompany Balance Rationalisation, but excluding: (i) any amounts already captured within limbs (e) and (h) above; and (ii) any amounts that are specifically taken into account in the Intercompany Balance Rationalisation;

(j)

any agreement, undertaking or commitment (whether conditional or not) by any member of the Group to take any matter, action or step if and only to the extent such matter, action or step falls within any of the items set out in paragraphs (a) to (i) above; and

(k)	without double counting, the amount of or in respect of Tax incurred or paid by a member of the Group as a result of the occurrence of any of those matters set out in (a) to (i) above,

other than in each case any Permitted Leakage and net of: (i) any amount in respect of VAT which is recoverable as input tax in the VAT accounting period in which Completion takes place, or in the VAT accounting period immediately subsequent, by a Group Company; and (ii) any Relief that is obtained or utilised by a Group Company in respect of the accounting period in which Completion takes place, or which the Purchaser reasonably believes will be obtained and utilised by a Group Company in respect of the accounting period immediately following the accounting period in which Completion takes place, in each case in connection with (a) to (k) (inclusive) above and, for the avoidance of doubt, any Leakage falling within limb (k) shall be deemed to have been received by any Seller Group Company where such Seller Group Company received or benefited from the Leakage that gave rise to the relevant Tax;

“Leakage Amount” means the amount of any Leakage notified by: (i) the Purchaser in accordance with Clause 3.3(a); (ii) the Seller in accordance with Clause 3.3(b); or (iii) the Purchaser in accordance with Clause 7.2 (in each case, to the extent that such amount(s) satisfy the definition of Leakage);

“Leakage Claim” means a claim under the indemnity set out in Clause 7;

“Leakage Notice” has the meaning given in Clause 7.4;

“Lease Guarantees” means: (i) the guarantee given by Seller A in respect of the Property located at 35-37 Amersham Hill, High Wycombe, England (site code: UK IMO HO) pursuant to a lease dated 22 June 2023; (ii) the guarantee given by RHL in respect of the Property located at Zuiderring 44, 3600 Genk, Belgium (Lot 2 per plan) (site code: BE58) pursuant to a lease dated 20 February 2025; and (iii) the guarantee given by RHL in respect of the Property located at Nijverheidspark 6, 3580 Beringen, Belgium (site code: BE59) pursuant to a lease dated 20 February 2025;

“L.E.K. Report” means the subscription membership model opportunity analysis prepared by L.E.K. Consulting LLP at Data Room document 2.3.1;

“Listing Authority” has the meaning given in Clause 15.3(f)(ii);

“Locked-Box Accounts” means the unaudited aggregated statement of the financial position of the Group as at the Locked-Box Date (a copy of which has been provided in the Data Room at Foxtrot Q&A 4.18);

“Locked-Box Date” means 30 June 2025;

“Long-Stop Date” means 5:30 p.m. on 31 July 2026, or such later time and date as may be agreed between the Sellers and the Purchaser;

“Losses” means any and all direct (but not indirect or consequential) losses, costs (including legal costs and expenses, experts’ and consultants’ fees, expenses and costs of investigation and enforcement), claims, judgments, damages, settlements, liabilities, charges expenses, fines and penalties;

“Material Contract” for the purposes of: (i) Schedule 3 has the meaning given in Paragraph 9.1(d) of Schedule 3 (Warranties); and (ii) Schedule 1 means each of the contracts listed in Schedule 8 (Material Contracts);

“Material Independent Operator Agreement” has the meaning given in Paragraph 9.1(e) of Schedule 3 (Warranties);

“Net Shareholder Repayment Amount” means: (i) the total outstanding amount which the Group Companies would be required to pay of principal and accrued interest (if any) under the Shareholder Balances as at the Completion Date; less (ii) the total outstanding amount which the Seller Group Companies would be required to pay of principal and accrued interest (if any) under the Group Balances as at the Completion Date;

“New Employer” means a Group Company incorporated in England and Wales;

“Non-defaulting party” has the meaning given in Clause 6.6;

“Notary” means the notary to be appointed by Seller B and the Purchaser by mutual agreement prior to Completion;

“Offer” has the meaning given in Clause 5.6;

“Open Source Code” means any software code or other material that is distributed as “free software” or “open source software” or is otherwise distributed under a similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) including under terms that permit modification and redistribution of such software, whether or not such terms are approved by the Open Source Initiative;

“Permitted Actions” means the permitted actions set forth in Part 2 of Schedule 1 (Pre-Completion);

“Permitted Leakage” means any of the following:

(a)

payment of any specific item otherwise constituting Leakage if and to the extent that a specific provision, specific reserve or specific allowance has been made for such specific item in the EV to Equity Bridge and there has been a corresponding reduction in the Share Consideration equal to the amount of that specific provision, specific reserve or specific allowance;

(b)	any non-cash matter, action or step undertaken by any Seller and/or any Group Company in accordance with the Separation;

(c)	the non-cash set-off, distribution and/or contribution of any or all of the intercompany balances including as part of the Intercompany Balance Rationalisation;

(d)	any accrual of interest (if any) on the intercompany balances, to the extent not paid in cash and whether or not taken into account in the Intercompany Balance Rationalisation;

(e)	the payment of the Net Shareholder Repayment Amount at Completion in accordance with Clause 3.1(e) and Clause 3.8;

(f)	any payment of the Disclosed Transaction Bonuses and any Tax incurred or paid by a member of the Group as a result of any such payment, up to a maximum aggregate amount of [***];

(g)

any payment or accrual made in accordance with past practice in the last 12 months prior to the date of this Agreement and/or pursuant to any contracts, agreements or arrangements in force at the date of this Agreement in respect of the salary, bonus (other than the Disclosed Transaction Bonuses or other Transaction Bonuses), pension contributions, life assurance payments, medical insurance, car allowances, other emoluments or benefits, expenses and/or holiday pay accrued and/or due to any person who is a director, officer or employee of any Group Company, up to an amount of EUR 1,900,000 per month;

(h)

any payments made by a Group Company in the ordinary course of trading in respect of invoices raised in relation to ordinary course trading liabilities incurred by any Seller Group Company under the WashTec Agreement;

(i)	any insurance premiums or broker fees paid by a Group Company or incurred in relation to directors’ and officers’ liability insurance (and run-off liability insurance);

(j)	any matter undertaken at the written request or with the written consent of the Purchaser or any member of the Purchaser Group in accordance with Clause 5.1 of this Agreement;

(k)

an amount equal to Leakage to the extent subsequently repaid or reimbursed in cash by a Seller or any Seller Group Company prior to Completion and, for the avoidance of doubt, shall not include any item included in the Reverse Leakage Amount (and provided that any Tax paid or suffered by such Group Company in respect of such repayment (net of: (i) any amount in respect of VAT which is recoverable as input tax in the VAT accounting period in which Completion takes place, or in the VAT accounting period immediately following the accounting period in which Completion takes place by a Group Company; and (ii) any Relief that is obtained or utilised by a Group Company in respect of the accounting period in which Completion takes place, or which the Purchaser reasonably believes will be obtained and utilised by a Group Company in respect of the accounting period immediately following the accounting period in which Completion takes place, in each case arising in connection with such repayment or reimbursement) shall for the purposes of this Agreement be deemed to be Leakage falling within paragraph (k) of the definition of “Leakage” and shall not be Permitted Leakage);

(l)

the agreement or commitment (whether conditional or not) by any member of the Group to undertake any matter, action or step if and only to the extent such matter, action or step falls within any of the items set out in (a) to (k) above, provided that, for the avoidance of doubt, such agreement or commitment (whether conditional or not) does not increase the liability of any Group Company under (a) to (k) above; and

(m)

without double counting, the amount of or in respect of any Tax incurred or paid by a member of the Group as a result of the occurrence of the matters set out in (g), (h), (i) and (j) above or set out in (l) above insofar as the agreement or commitment to undertake any matter, action or step relates to the items set out in (g), (h), (i) or (j) above;

“Personal Data” has the meaning given to that term in Article 4 of the UK GDPR;

“Pillar Two Directive” means Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union;

“Pillar Two Law” means any law, regulation or rules implementing the Pillar Two Model Rules, including any law, regulation or rules implementing the “Income Inclusion Rule”, the “Undertaxed Payment Rule”, or a “Qualified Domestic Minimum Top-up Tax”, as such terms are used in the Pillar Two Model Rules, and including any law, regulation or rules implementing the Pillar Two Directive, and including the UK Finance (No.2) Act 2023;

“Pillar Two Model Rules” means the model rules contained in the Organisation for Economic Cooperation and Development’s publication “Tax Challenges Arising from the Digitalization of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS2”;

“Policies” has the meaning given in Paragraph 15.2 of Schedule 3 (Warranties);

“Post-Completion Audit Procedures” has the meaning given in Clause 10.6(d);

“Properties” means the freehold, leasehold and occupational interests of the Group, particulars of which are set out in folder 3.8 of the Data Room and folder Q&A—Foxtrot 1.7.2 of the Data Room, and “Property” means any one of them;

“Proposed Transaction” means the acquisition by the Purchaser of the Shares pursuant to this Agreement and the other Transaction Documents;

“Proprietary Materials” has the meaning given in Paragraph 13.9 of Schedule 3 (Warranties);

“Purchaser Financing” means the financing made available to the Purchaser (or member of the Purchaser Group) pursuant to the Purchaser Financing Agreement(s);

“Purchaser Financing Agreement(s)” means […];

“Purchaser Financing Provider(s)” means any actual or prospective arranger, manager, underwriter, bookrunner, co-ordinator, lender, subscriber, note purchaser, syndicate or provider (howsoever described) of the Purchaser Financing, and any administrative agent, facility agent, trustee, security agent, collateral agent, security trustee and/or similar person acting for or on behalf of any of the foregoing together with any of their Affiliates and any of their and/or their Affiliates’ directors, officers, managers, partners, employees, agents, trustees, representatives or advisors;

“Purchaser Group” means the Purchaser and each of its Related Persons from time to time (including, for these purposes with effect from Completion, each Group Company);

“Registered IP” has the meaning given in Paragraph 13.1 of Schedule 3 (Warranties);

“Related Party Transaction” means any transaction, agreement or arrangement (or series of related transactions, agreements or arrangements) between any Group Company, on the one hand, and any Seller Group Company on the other.

“Related Persons” means:

(a)	in the case of a person that is an undertaking, any Affiliate thereof, in each case from time to time;

(a)

in the case of a limited partnership, any nominee or trustee of the limited partnership, the partners in that limited partnership or their nominees, any investment manager or investment adviser to the limited partnership, any parent undertaking or subsidiary undertaking of that investment manager or investment adviser and any other investment fund managed or advised by any such person and/or any investor in any fund that directly or indirectly holds interests in the limited partnership; and

(b)	in the case of the Purchaser, FEP and its subsidiary undertakings;

“Released Claims” means any and all claims, actions, suits, damages, demands and liabilities whatsoever in law or equity, whether known or unknown, including under contracts between the Releasing Parties and the Released Parties, which the Releasing Party ever had, has or may have against any of the Released Parties for, or by reason of, any matter, transaction, act, omission or thing whatsoever arising under or in connection with any of the Released Parties at any time up to and including the date of Completion;

“Released Parties” means each Group Company and their respective present directors and officers as at Completion (but only in their capacity as such);

“Releasing Parties” means each of the Sellers on behalf of themselves and each Seller Group Company;

“Relevant Consideration Amount” means, in respect of each Seller, the amount of the Share Consideration allocated to such Seller in accordance with Clause 3.6 (excluding any adjustments for Leakage other than Deductible Leakage);

“Relevant Proportion” means, in respect of each Seller, the proportion which such Seller’s Relevant Consideration Amount bears to the aggregate Share Consideration, in each case excluding any adjustments for Leakage other than Deductible Leakage;

“Relief” includes, unless the context otherwise requires, any loss, allowance, credit, deduction, exemption or set off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any right to or actual repayment of or saving of Tax (including any refund, repayment, supplement, fee or interest in respect of Tax) and any reference to the use or set off of Relief shall be construed accordingly and shall include use or set off in part;

“Representatives” means, with respect to any person, the officers, directors, principals, employees, agents, auditors, legal and accounting advisers, bankers and other representatives of such person;

“Resigning Directors” means Scott O’Melia and Michael Diamond and any other directors agreed between the parties prior to Completion to be treated as such;

“Restricted Territories” means Germany and the United Kingdom and “Restricted Territory” means either of them;

“RETT” has the meaning given in Clause 18.3;

“RETT Notification” has the meaning given in Clause 18.4;

“Reverse Leakage” means the loan or other cash contribution made by any Seller Group Company to a Group Company, from (but excluding) the Locked-Box Date until (and including) the Completion Date;

“Reverse Leakage Amount” means the aggregate amount of all Reverse Leakage including, without limitation, an aggregate amount of EUR 1,058,028 which the Sellers have identified to the Purchaser prior to the date of this Agreement, less any Tax payable or suffered by a Group Company in connection with such Reverse Leakage provided that such Tax shall never be less than nil and shall be determined for these purposes net of any Relief arising as a result of the Reverse Leakage that is obtained or utilised by the Group Company, the Purchaser or any member of the Purchaser Group in respect of the accounting period in which Completion takes place, or which the Purchaser reasonably believes will be obtained and utilised in respect of the accounting period immediately subsequent, provided that the Reverse Leakage Amount shall in no circumstances exceed an amount equal to the Deductible Leakage Amount;

“RHL” means Rose Holdco Limited;

“RHL Employee” means [***];

“Rose Holdco Employee Recharges” has the meaning given in Paragraph (h) of the definition of Leakage;

“Rose Holdco IP Deed of Assignment” means a deed of assignment of intellectual property rights from Rose Holdco Limited to Company A in the agreed form.

“Sanctioned Person” means persons:

(a)	which are, or 50% or more owned or controlled by persons which are, the subject of or Sanctions;

(b)	which are, or are part of, a government, authority, body or state-owned enterprise of a Sanctioned Territory; or

(c)	located or ordinarily resident within, operating from, or incorporated or organized under the laws of, a Sanctioned Territory;

“Sanctioned Territory” means any country or other territory subject to a general export, import, financial or investment embargo under any Sanctions (which includes as of the date of this Agreement: Cuba, Iran, North Korea, Syria, Russia, Belarus and Ukraine);

“Sanctions” means any economic or financial sanctions or trade embargoes administered or enforced by any Sanctions Authority;

“Sanctions Authority” means any of the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Departments of State or Commerce, the United Nations Security Council, the European Union, Switzerland, Canada, the United Kingdom or other applicable sanctions authority, and “Sanctions Authorities” shall be construed accordingly;

“Seller A IP Deed of Assignment” means a deed of assignment of intellectual property rights from Seller A to Company A in the agreed form;

“Seller Beneficiary” and “Seller Beneficiaries” have the meanings given in Clause 10.2(a);

“Seller Claim” means any claim, proceeding, suit or action against any Seller Group Company in respect of any breach, indemnity, covenant, agreement, undertaking, Fundamental Warranty or other matter whatsoever under or pursuant to this Agreement or any other Transaction Document, including any Fundamental Warranty Claim, Indemnity Claim or Tax Covenant Claim but excluding any Warranty Claim and any Leakage Claim and any claim under Clause 9 (Seller Guarantor Warranties and Guarantee);

“Seller Group” means each Seller and their respective Affiliates from time to time but excluding each Group Company (each, a “Seller Group Company”);

“Seller Transaction Costs” means any third-party professional fees, expenses or other costs (including those incurred in connection with the Separation and/or the Intercompany Balance Rationalisation) paid, incurred or owed in connection with the Proposed Transaction by any Group Company and including without limitation the fees and expenses paid, incurred or owed in connection with the preparation of each of the Due Diligence Reports;

“Sellers” means Seller A and Seller B;

“Sellers’ Solicitors” means Gibson, Dunn & Crutcher UK LLP, Telephone House, 2-4 Temple Avenue, London EC4Y 0HB, United Kingdom;

“Seller VAT Returns” has the meaning given in Clause 11.2;

“Senior Employee” means each Senior Manager and each Employee with annual compensation (inclusive of salary and bonus) in excess of EUR 150,000 per annum;

“Senior Manager” means each of the Key Employees and [***];

“Separation” means [***]

“Separation Indemnity Claim” means a claim against a Seller under Clause 8.5;

“Separation Paper” means the steps for the Separation as set out in the steps plan titled “Project Neptune – Intercompany Rationalisation and Transaction Steps”, prepared by Ernst & Young LLP and dated 13 November 2025;

“Share Consideration” has the meaning given in Clause 3.1;

“Share Transfer Deed” means the deed for the transfer (dingliche Abtretung) of the Company B Share substantially in the form set out in Schedule 5 (Share Transfer Deed);

“Shareholder Balances” means all balance(s) owed by the Group Companies to the Seller Group Companies immediately following the Intercompany Balance Rationalisation;

“Shares” means the Company A Shares and the Company B Share;

“Signing Warranties” means each of the Warranties in Schedule 3 which are given on the date of this Agreement except for the Warranties set out at 3.1 of Schedule 3 (in respect of the Separation) and 3.2 of Schedule 3 (in respect of the Intercompany Balance Rationalisation) which shall be provided on the Completion Date only;

“Subsidiary” means each direct or indirect subsidiary undertaking of Company A as at the date hereof (including, for the avoidance of doubt, Company B), and “Subsidiaries” means all such subsidiary undertakings;

“Substantial Customer” has the meaning given in Paragraph 9.1(b) of Schedule 3 (Warranties);

“Substantial Supplier” has the meaning given in Paragraph 9.1(c) of Schedule 3 (Warranties);

“Supplemental Disclosure Letter” means the disclosure letter dated on the Completion Date together with all attachments thereto addressed by Seller A to the Purchaser relating to the Completion Warranties;

“Surviving Provisions” means this Clause 1 (Definitions and Interpretation) and Clauses 21 (Entire Agreement) to 29 (Third-party Rights) (inclusive);

“Tax” or “Taxation” means all forms of taxation, whether direct or indirect and whether levied by reference to actual, deemed, gross or net income, profits, gains, net wealth, asset values, turnover, added value, receipt, payment, sale, use, occupation, franchise or values or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation national insurance or social security contributions, apprenticeship levy and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all related penalties, charges, surcharges, fines, costs and interest relating thereto;

“Tax Authority” means HM Revenue & Customs and any other taxing or other authority whether of the United Kingdom or elsewhere in the world, which is competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Claim” means any Tax Covenant Claim or any Tax Warranty Claim;

“Tax Covenant” means Schedule 9 (Tax Covenant);

“Tax Covenant Claim” means any claim, proceeding, suit or action against a Seller under the Tax Covenant;

“Tax Return” means any Tax return, related computation, claim, election, notification, registration, assessment, notice or document submitted to any Tax Authority;

“Tax Warranties” means the Warranties specified in Paragraph 22 of Schedule 3 (Warranties);

“Tax Warranty Claim” means any claim, proceeding, suit or action against a Seller under, or for breach of, any of the Tax Warranties;

“Termination” has the meaning given in Clause 5.6;

“Third Party” has the meaning given in Clause 29.1;

“Transaction Bonus Letters” means each of the following letters:

[***]

“Transaction Bonuses” means the amount of any bonuses, incentives or commission paid or made or declared to be treated as paid or made, or to be paid or made to any director, officer, employee, agent, consultant or adviser of any Group Company since the Locked-Box Date by any Group Company in connection with, or as a result of, the Proposed Transaction including, without limitation, the Disclosed Transaction Bonuses;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Supplemental Disclosure Letter, the Equity Commitment Letter, the Rose Holdco IP Deed of Assignment, the Seller A IP Deed of Assignment, the ICWG Deed of Assignment and any other document to be executed pursuant to or otherwise in connection with any of the foregoing;

“Transfer Date” has the meaning given in Clause 5.4;

[***]

“TUPE Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006/246 (as amended);

[***]

“UK GAAP” means the United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), including Financial Reporting Standard 102 (The Financial Reporting Standard applicable in the UK and Republic of Ireland);

“UK GDPR” has the meaning given in section 3(10) (as supplemented by section 205(4)) of the Data Protection Act 2018;

“Unconditional Date” has the meaning given in Clause 4.6 (Conditions);

“VAT” means:

(a)	any tax imposed pursuant to the Value Added Tax Act 1994 (as amended);

(b)	any tax imposed in compliance with the EC Directive 2006/112 of 28 November 2006, on the common system of value added tax; and

(c)	any other tax of a similar nature wheresoever;

“Warranties” means the Business Warranties and the Tax Warranties (each being, a “Warranty”);

“Warranty Claim” means any Business Warranty Claim or Tax Warranty Claim;

“WashTec Agreement” means the agreement between WashTec Cleaning Technology GmbH and Rose Holdco Limited dated 9 January 2023;

“Waste” means any waste, including any by-product of an industrial process and anything that is discarded, disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recycled or recovered or has any value;

“W&I Insurance Costs” means any and all costs and expenses arising out of or in connection with the W&I Policy, including insurance premium, insurance premium tax or any similar insurance-related Tax, broker commissions and third-party legal fees;

“W&I Insurers” means Ambridge;

“W&I Policy” means the buy-side warranty and indemnity insurance policy dated on or around the date of this Agreement and entered into with the W&I Insurers in favour of the Purchaser, relating to the Warranties and sub-paragraphs 2.1(a), 2.1(c) and 2.1(d) of the Tax Covenant; and

“Working Hours” means 9.00 a.m. to 6.00 p.m. on a Business Day.

1.2	In this Agreement unless otherwise specified, reference to:

(a)

a document in the “agreed form” is a reference to that document in the form agreed between the Purchaser and the Sellers (as applicable) and identified as such by them or on their behalf by their respective legal counsel by email prior to signing (together with any such amendments or modifications as may subsequently be agreed by the Purchaser, the Sellers (as applicable) and any other third party thereto);

(b)	“includes” and “including” shall mean including, without limitation;

(c)	general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things;

(d)	a “party” means a party to this Agreement and includes its permitted assignees (if any) and, in the case of an individual, his estate and personal representatives;

(e)

a “person” includes any individual, firm, company, corporation, body corporate, trust, partnership, joint venture, unincorporated association or governmental, quasi-governmental, judicial or regulatory entity (or any department, agency or political sub-division of any such entity) or any undertaking, in each case whether or not having a separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated, registered, exists or operates;

(f)

a “statute” or “statutory instrument” or “accounting standard” or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended, modified or re-enacted before the date of this Agreement;

(g)	“Clauses”, “Paragraphs” or “Schedules” are to Clauses and Paragraphs of and Schedules to this Agreement;

(h)

something being “in writing” or “written” includes any mode of representing or reproducing words in visible form that is capable of reproduction in hard-copy form, including words transmitted by email but excluding any other form of electronic or digital communication;

(i)	a “company” includes any corporation or other body corporate, wherever and however incorporated or established;

(j)	a “body corporate” shall have the meaning given in section 1173 of the Companies Act 2006;

(k)

a “subsidiary” shall have the meaning given in section 1159 of the Companies Act 2006, save that a company shall be treated for the purposes of the membership requirement contained in sections 1159(1)(b) and (c) as a member of another company even if its shares in that other company are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security;

(l)	an “associated undertaking” shall have the meaning given in section 1151 of the Companies Act 2006;

(m)

an “undertaking” shall have the meaning given in section 1161 of the Companies Act 2006 and any reference to a “parent company” or a “subsidiary undertaking” means, respectively, a “parent company” or “subsidiary undertaking” as defined in section 1162 of the Companies Act 2006, save that an undertaking shall be treated for the purposes of the membership requirement in sections 1162(2)(b) and (d) and section 1162(3)(a) as a member of another undertaking even if its shares in that other undertaking are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security;

(n)	“DEM” is reference to the former lawful currency from time to time of the Federal Republic of Germany;

(o)	“€” or “EUR” are references to the lawful currency from time to time of the European Union member states comprising the Eurozone;

(p)	“£” or “GBP” are references to the lawful currency from time to time of the United Kingdom;

(q)

any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England and Wales, be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(r)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders; and

(s)	the time of day is reference to London time.

1.3	The Schedules form part of the operative provisions of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Schedules.

1.4	The index to and the headings in this Agreement are for information only and are to be ignored in construing it.

2.	SALE AND PURCHASE

2.1

On and subject to the terms of this Agreement, on Completion: (i) Seller A shall sell and the Purchaser shall purchase the full legal and beneficial interest in the Company A Shares; and (ii) Seller B shall sell and the Purchaser shall purchase the full legal and beneficial interest in the Company B Share, in each case including all accrued rights attached to the Shares and free from all Encumbrances.

2.2

Each Seller waives or agrees to procure the waiver of any rights or restrictions conferred upon such Seller or any other person which may exist in relation to its Shares under the Constitutional Documents of each Company (as applicable) or otherwise.

2.3

No party shall be obliged to complete the sale, purchase and transfer any of the Shares, unless the sale, purchase and transfer of all of the Shares is completed simultaneously in accordance with the terms and conditions of this Agreement.

2.4	Upon signing this Agreement, Seller A shall deliver to the Purchaser:

(a)	the Disclosure Letter duly executed by Seller A;

(b)	a copy of the resolutions of the directors of each Seller authorising the execution by such Seller of each of the Transaction Documents to which such Seller is a party; and

(c)	a copy of the resolutions of the directors of the Seller Guarantor authorising the execution by the Seller Guarantor of each of the Transaction Documents to which the Seller Guarantor is a party.

2.5	Upon signing this Agreement, the Purchaser shall deliver to the Sellers:

(a)	the Disclosure Letter duly executed by the Purchaser;

(b)	a duly executed Equity Commitment Letter;

(c)

the Purchaser Financing Agreement(s) (with necessary redactions in respect of fees, economics and other commercially sensitive terms) duly executed by the Purchaser and the relevant Purchaser Financing Provider(s); and

(d)	a copy of the resolution of the directors of the Purchaser authorising the execution by the Purchaser of each of the Transaction Documents to which the Purchaser is a party.

3.	SHARE CONSIDERATION

3.1	Subject to Clauses 3.3 and 3.4, the aggregate consideration payable by the Purchaser for the Shares (the “Share Consideration”) shall be equal to:

(a)	an amount of EUR 406,065,541.70; plus

(b)	an amount equal to EUR 66,600.00 per day in the period from (and excluding) the Locked-Box Date to (and including) the Completion Date (the “Cumulative Daily Amount”); plus

(c)	subject to Clause 3.9, the Reverse Leakage Amount; less

(d)	the Deductible Leakage Amount (if any);

(e)

(i) less (if the number is positive i.e. Shareholder Balances are greater than Group Balances) the Net Shareholder Repayment Amount (if any) OR (ii) plus (if the number is negative i.e. Group Balances are greater than Shareholder Balances) the Net Shareholder Repayment Amount (if any) (expressed for these purposes as a positive number), provided that in no circumstances shall the amount in this (ii) exceed the sum of EUR 1,000,000.

3.2

The Share Consideration shall be satisfied in cash upon Completion by the Purchaser in accordance with Clause 16 (Payments). The Share Consideration shall be fixed and not subject to any adjustments (other than in respect of the Cumulative Daily Amount pursuant to Clause 3.1(b), the Reverse Leakage Amount pursuant to Clause 3.1(c), the Deductible Leakage Amount (if any) pursuant to Clause 3.1(d), and as provided in Clause 3.3 and the Net Shareholder Repayment Amount pursuant to Clause 3.1(e)).

3.3	If no later than four (4) Business Days before the date of Completion (the “Deductible Leakage Notification Date”), a Leakage Amount is either notified in writing:

(a)	by the Purchaser to Seller A and agreed in writing by Seller A (or, where such Leakage Amount constitutes a Seller Transaction Cost or VAT thereon, by a Seller); or

(b)	to the Purchaser by a Seller,

(with any such amount in relation to the Sellers being the “Deductible Leakage Amount”), the aggregate Deductible Leakage Amount shall be deducted from the calculation of the Share Consideration under Clause 3.1(d), and such deduction shall discharge the relevant Seller’s obligation to make payment of an amount equal to such Deductible Leakage Amount under Clause 7 (Leakage).

3.4	Any payment made by a Seller to the Purchaser under this Agreement shall, so far as legally possible, adjust the Share Consideration and the Relevant Consideration Amount payable to such Seller.

3.5	The Sellers and Purchaser hereby acknowledge and agree that the sale and transfer of the Shares will either be VAT exempt or not subject to VAT. The Sellers agree that they shall not waive any exemption from VAT in respect of the sale, purchase or transfer of the Shares, and shall not opt to treat the sale, purchase or transfer of the Shares as subject to VAT, or take any other action which could reasonably be expected to cause VAT to become chargeable on the sale, purchase or transfer of the Shares. The Share Consideration shall, with respect to VAT, be considered an amount that does not include any amount in respect of VAT. If and to the extent VAT is or becomes payable or chargeable on the Share Consideration, contrary to the parties’ understanding in connection with the sale and transfer of the Shares under this Agreement, each relevant Seller shall issue an invoice compliant with applicable VAT laws (including reverse charge mechanisms, if applicable), and, where a Seller is liable to account to a Tax Authority for such VAT, the Purchaser shall pay an amount equal to such VAT (including interest thereon, if applicable) to the relevant Seller in addition to the total Share Consideration within ten (10) Business Days following the receipt of such invoice.

3.6	The Sellers and the Purchaser acknowledge that 98.25% of the total Share Consideration is allocable to Seller A and 1.75% of the total Share Consideration is allocable to Seller B.

3.7	At Completion:

(a)	the Intercompany Balance Rationalisation shall have been fully implemented in accordance with Clause 5.10;

(b)	the Net Shareholder Repayment Amount shall be settled in accordance with Clause 3.8; and

(c)

following the taking effect of 3.7(a) and 3.7(b) above, any and all Group Balances and Shareholder Balances shall be deemed discharged and released in full, and no Intercompany Balances (whether Group Balances or Shareholder Balances) shall be outstanding.

3.8	Completion obligations:

(a)

At Completion: (i) the Seller agrees to procure that the relevant Seller Group Companies shall repay the Group Balances; and (ii) the Purchaser agrees to procure that the relevant Group Companies shall repay the Shareholder Balances, and the Parties agree that such Intercompany Balances shall to the extent possible be set-off (but not, for the avoidance of doubt, netted-off) and such repayment shall be effected in accordance with Clause 3.8(b) or 3.8(c) below.

(b)

At Completion, if, the Net Shareholder Repayment Amount is a positive number, the Purchaser shall (as agent for and on behalf of the relevant Group Companies) pay an amount equal to the Net Shareholder Repayment Amount to the Seller (as agent for and on behalf of the relevant Seller Group Companies) in settlement of the Net Shareholder Repayment Amount .

(c)

At Completion, if the Net Shareholder Repayment Amount is a negative number as determined in accordance with Clause 3.1(e), the Sellers shall (as agent for and on behalf of the relevant Seller Group Companies) pay an amount equal to the Net Shareholder Repayment Amount (expressed for these purposes as a positive number and not exceeding EUR 1,000,000) to the Purchaser (as agent for and on behalf of the relevant Group Companies) in settlement of the Net Shareholder Repayment Amount.

3.9

From the date of this Agreement to Completion, to the extent that any cost or expense of any Group Company is capable of being funded prudently using existing cash resources of the Group, the Sellers shall procure that such cash resources are used for such purposes in the first instance rather than being funded by a Seller Group Company as Reverse Leakage.

4.	CONDITIONS

4.1	The sale and purchase of the Shares shall be conditional upon the receipt of clearance, authorisation, approval, non-action or consent from each of:

(a)	the Australian Competition and Consumer Commission, pursuant to the Australian Competition and Consumer Act 2010, as amended from time to time;

(b)	the Austrian Federal Competition Authority, pursuant to the Austrian Cartel Act 2005, as amended from time to time;

(c)	the German Federal Cartel Office, pursuant to the Act Against Restraints of Competition, as amended from time to time; and

(d)

the Hungarian Competition Authority, pursuant to the Hungarian Prohibition of Unfair and Restrictive Market Practices, as amended from time to time (the relevant Competition Authority referred to in Clauses 4.1(a), (b), (c) and (d), the “Competition Authorities”) (each of the conditions in Clauses 4.1(a), (b), (c) and (d) together, the “Conditions”).

4.2

The Purchaser undertakes to use its best endeavours to satisfy the Conditions as soon as is practicable after the date of this Agreement (and, in any event, prior to the Long-Stop Date) and in particular the Purchaser will:

(a)

procure the filing of all relevant filings, submissions, applications, notifications, draft submissions or draft notifications, as applicable, required or advisable to satisfy the Conditions as soon as practicable and in any event within ten (10) Business Days after the date of this Agreement;

(b)

take or cause to be taken and do or cause to be done (and procure that FEP shall take or cause to be taken and do or cause to be done) all steps or actions necessary, under applicable laws or requested by a Competition Authority in order to procure satisfaction of each of the Conditions as soon as is practicable, provided, however, that the Purchaser shall not be required to agree to any conditions, commitments, obligations, undertakings and/or modifications that would result in, or would reasonably be expected to result in, individually or in the aggregate, a material adverse effect on the Group’s business as a whole;

(c)	promptly comply with any request for information from any Competition Authority; and

(d)

not enter into (and shall procure that FEP and any businesses controlled by either of the foregoing shall not enter into) any other agreement, arrangement or action which is likely to affect, delay, impede, prejudice or increase the risk of not achieving the satisfaction of the Conditions.

4.3	In connection with procuring the satisfaction of the Conditions under Clause 4.2, the Purchaser shall:

(a)

provide the Sellers with a reasonable opportunity to review and provide comments on all drafts (including a substantially final draft) of all proposed filings, submissions, applications, notifications to or material communications with any Competition Authority, and consider in good faith all comments reasonably proposed by the Sellers;

(b)	provide the Sellers with the final versions of any filings, submissions, applications, notifications submitted to or communications with any Competition Authority;

(c)

promptly inform the Sellers of any material communication received from any Competition Authority and provide the Sellers with a copy of any such communication, if necessary on an outside counsel only basis;

(d)

not withdraw any filings, submissions or notifications made to any Competition Authority without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed) and not amend any filings without prior consultation with the Sellers;

(e)

where practicable, give the Sellers reasonable prior notice of, and permit the Sellers’ outside counsel to attend, any meeting or telephone or video conference which may be held with any Competition Authority;

(f)

where practicable, not communicate with any Competition Authority in relation to the transactions contemplated by the Transaction Documents other than for the purpose of satisfaction of the Conditions without the prior written consultation with the Sellers (such consent not to be unreasonably withheld or delayed);

(g)	keep the Sellers reasonably informed as to the status of any filings, submissions, applications or notifications made to or communications received from any Competition Authority; and

(h)	inform the Sellers of the satisfaction of each Condition promptly and in any event within one (1) Business Day of such satisfaction occurring.

4.4

Without limitation to the foregoing, each party shall provide reasonable cooperation to the other in order to procure satisfaction of the Conditions and, in relation to its obligations under this Clause 4.4, Seller A shall procure the cooperation of the relevant Group Companies and the Purchaser shall procure the cooperation of the Purchaser Group. The Sellers shall promptly provide to the Purchaser or its counsel such information and assistance as may be necessary or desirable in the reasonable opinion of the Purchaser or its counsel, for the purposes of the preparation and filing of any submissions to be made in furtherance of satisfaction of the Conditions.

4.5

Nothing in this Clause 4 shall require the Sellers or the Purchaser to provide to the other information that they reasonably designate as commercially or competitively sensitive information, provided that such information is shared on an outside counsel-only basis with only those individuals acting as outside antitrust counsel for the parties.

4.6	The first Business Day on or by which all Conditions have been fulfilled is the “Unconditional Date”.

4.7

Subject to Clause 4.8, if the Unconditional Date has not occurred by 11.59 p.m. on the Long-Stop Date (or on the Long-Stop Date so extended pursuant to Clause 4.8), either the Sellers or the Purchaser may by written notice to the other party terminate this Agreement.

4.8

If the Unconditional Date has not occurred at least three (3) Business Days prior to the Long-Stop Date, any party may by written notice to the other parties extend the Long-Stop Date by a period of up to thirty (30) Business Days. This Clause 4.8 shall not apply to the Long-Stop Date as so extended.

4.9	If this Agreement is terminated pursuant to Clause 4.7:

(a)	each party’s further rights and obligations shall cease immediately on termination other than in respect of the Surviving Provisions but termination shall not affect a party’s accrued rights and remedies (including claims for damages) against the other parties in respect of all breaches of this Agreement prior to the time of termination; and

(b)	Seller A may sell the Company A Shares and Seller B may sell the Company B Share to any other person.

5.	PERIOD TO COMPLETION

5.1

Between the date of this Agreement and Completion, Seller A shall procure that the business of each Group Company is carried on in all material respects only in the ordinary course, and shall procure that each Group Company shall comply with the obligations set out in Part 1 of Schedule 1 (Pre-Completion), except, in each case: (i) for any Permitted Actions; or (ii) the Purchaser has consented to (or is deemed to have consented to) the relevant item in accordance with Clause 5.2.

5.2

If the Purchaser’s consent is required pursuant to Clause 5.1, Seller A shall request the Purchaser’s consent (such consent not to be unreasonably withheld in respect of the matters in Paragraphs 17 and limb (ii) of 21 of Schedule 1) by notifying the Purchaser by email in accordance with Clause 25 (Notices), in which email Seller A shall set out reasonable details of the matter requiring consent and a specific date as a deadline for receipt of a response, which shall be no earlier than the fifth (5th) Business Day following the date of the email from Seller A (the “Response Period”). If Seller A does not receive a response within the applicable Response Period, the Purchaser shall be deemed to have granted its unconditional consent to the relevant matter, provided that any deemed consent of a matter specified in Part 1 of Schedule 1 pursuant to this Clause 5.2 shall not constitute written consent for the purposes of this Agreement and such matter shall not be treated as Permitted Leakage by virtue of such deemed consent.

5.3

Pending Completion, the Sellers shall provide the Purchaser and its representatives with such information relating to the Group and such access to the Properties and to the books and records of the Group Companies as the Purchaser may reasonably request solely for the purposes of the transactions contemplated by this Agreement provided that the Purchaser agrees: (i) to give the Sellers reasonable prior written notice of such request; (ii) that access to the Properties and books and records shall only be given on a working day from Monday to Friday between 9:30 am to 5:30 pm and under the supervision of the relevant Group Company or its representatives; and (iii) such access must not cause any unreasonable interference with the business and operations of the Group Company concerned.

Employee Transfer

5.4	[***]

5.5	[***]

5.6	[***]

5.7	[***]

5.8	[***]

Supplemental Disclosure Letter

5.9

At least five (5) Business Days prior to Completion, Seller A shall deliver to the Purchaser a draft of the Supplemental Disclosure Letter or shall otherwise confirm in writing to the Purchaser that no Supplemental Disclosure Letter is required. Seller A shall consider any comments made on the draft Supplemental Disclosure Letter by the Purchaser in good faith.

The Supplemental Disclosure Letter shall be in substantially the same form (including as regards the general disclosures made therein) as the Disclosure Letter, shall serve to qualify only the Completion Warranties, and shall only contain facts, matters and circumstances which have arisen or varied, or of which Seller A first became aware, during the period between the date of this Agreement and Completion.

Separation and Intercompany Balance Rationalisation

5.10

The Sellers shall, and shall procure that each relevant Seller Group Company and each relevant Group Company shall, complete all actions, steps and transactions required in respect of the Separation and the Intercompany Balance Rationalisation (as described in the Separation Paper) prior to Completion.

5.11

The Sellers shall procure that, at Completion (and subject to the Net Shareholder Repayment Amount), there shall be no amounts owed by the Seller Group Companies to the Group Companies or from the Group Companies to the Seller Group Companies.

5.12

In respect of the contracts listed in Schedule 6 which shall be novated, assigned or transferred to a Group Company pursuant to the Separation prior to Completion (the “Separation Contracts”): (i) the benefit of which cannot be assigned to a Group Company without the consent of any third party; (ii) where the novation of such Separation Contract is not possible; or (iii) where any assignment or transfer of such Separation Contract would constitute a breach of such Separation Contract or result in termination thereof (or a right to terminate), in each case prior to or on Completion, the Sellers shall use all reasonable endeavours to:

(a)

procure that the relevant third party consent is obtained and procure that the Separation Contract is assigned to a Group Company, or procure the novation of the Sellers’ or the relevant Seller Group Company’s, as applicable, rights and obligations under that Separation Contract to a Group Company on the same or materially similar terms as the relevant Separation Contract, in either case as soon as reasonably practicable after Completion and the Sellers will use their commercially reasonable endeavours to negotiate novations with third party customers party to Separation Contracts and the Sellers shall use their commercially reasonable endeavours to sign any novations procured within ten (10) Business Days of a reasonably acceptable novation agreement being presented;

(b)

unless and until such Separation Contract shall be duly assigned or novated to a Group Company, the Sellers shall (and, where applicable, shall procure that RHL or the relevant Seller Group Company shall) hold the benefit of such Separation Contract on trust for the Purchaser until the expiry of the term of the relevant Separation Contract, and the Sellers shall (and, where applicable, shall procure that RHL shall or the relevant Seller Group Company) perform all of the obligations of the Sellers or RHL, as applicable, under each such Separation Contract from Completion for as long as the Sellers or RHL or the relevant Seller Group Company, as applicable, hold the benefit of such Separation Contract on trust for the Purchaser, provided that, to the extent any such Separation Contract imposes any payment or other monetary, financial or economic obligations of any kind whatsoever, all such obligations shall be borne by the Purchaser Group following Completion;

(c)

until such Separation Contract shall be duly assigned or novated to a Group Company, the Sellers shall (and, where applicable, shall procure that RHL or the relevant Seller Group Company shall) so far as they are lawfully able do all acts and things reasonably requested by the Purchaser to provide the Purchaser (or a member of the Group Companies) with the benefit of such Separation Contract; and

(d)

the Sellers shall not (and, where applicable, shall procure that RHL or the relevant Seller Group Company shall not) amend, terminate, waive or vary such Separation Contract without the prior written consent of the Purchaser save for: (i) the termination of the service element of the Eagle Eye Contract provided that alternative arrangements to replace the terminated service line (on terms which taken as a whole are no less advantageous to the Group) are simultaneously put in place with Methodworx; and (ii) the termination and renewal of the WashTec Agreement with effect from 1 January 2026 (on terms which taken as a whole are no less advantageous to the Group) in each case as disclosed to the Purchaser prior to execution of this Agreement.

Transitional Services

5.13

The Sellers and the Purchaser agree to co-operate in good faith to determine whether any transitional services will need to be provided by the Sellers (or any Seller Group Company) to any Group Company following Completion in order to facilitate the operation of the Business following Completion (which may include, without limitation, transitional access being provided to relevant aspects of the Netsuite and PeopleHR systems). To the extent the Sellers and the Purchaser determine that any such transitional services are required, the Sellers and the Purchaser shall co-operate in good faith to agree the terms of a transitional services agreement to be entered into by the relevant Seller Group Company and the relevant Group Company at Completion, including reaching agreement on an appropriate service period(s) and a reasonable costs framework to apply to such services.

6.	COMPLETION

6.1

Completion shall take place on the 15th (fifteenth) Business Day after the Unconditional Date, or on such other date as may be agreed between the Sellers and the Purchaser in writing (such date being, the “Completion Date”).

6.2	No later than three (3) Business Days prior to the Completion Date, Seller B and the Purchaser shall each deliver to the Notary (in respect of itself):

(a)

a power of attorney in original form duly executed by an authorised signatory of each respective party in front of a notary public duly confirming in writing the identity of such respective authorised signatory for the appointment and due authorization of their respective attorneys to execute and notarise the Share Transfer Deed on behalf of each respective party; and

(b)

a secretary certificate in original form duly executed by a secretary or an officer of each respective party in front of a notary public duly confirming in writing the identity of such respective secretary or officer duly confirming proper power of representation to execute the power of attorney by the authorized signatory of the respective party; and

(c)

a copy of a duly executed “know-your-client” questionnaire together with a group structure chart and any other documentation as required by the Notary for the purposes of notarising the Share Transfer Deed; and

(d)	with respect to Seller B only, a copy of an up-to-date excerpt of Company B from the German transparency register as required by the Notary for the purposes of notarising the Share Transfer Deed.

6.3

At least thirteen (13) Business Days prior to the Completion Date, the Sellers shall (acting diligently, reasonably and in good faith) prepare and deliver to the Purchaser a notice (the “Completion Payments Notice”) attaching a schedule (together with reasonable supporting evidence) setting out:

(a)	the Share Consideration payable on Completion including details of:

(i)	the calculation of the Cumulative Daily Amount;

(ii)	the Reverse Leakage Amount and reasonable details of the nature and timing of any Reverse Leakage (to the extent not previously provided);

(iii)	the Deductible Leakage Amount agreed or determined in accordance with Clause 3.3; and

(iv)	the Net Shareholder Repayment Amount (if any);

(b)	each Seller’s Relevant Consideration Amount; and

(c)	details of the bank account(s) to which the Share Consideration and the Net Shareholder Repayment Amount shall be paid on Completion.

The Completion Payments Notice may be revised to include any other Deductible Leakage Amounts notified or agreed in accordance with Clause 3.3.

6.4

If the Purchaser does not (acting reasonably and in good faith) agree with the calculation of any of the amounts set out in the Completion Payments Notice, the Purchaser shall notify the Sellers of such disagreement (providing comments in reasonable detail in respect of any points of disagreement) as soon as reasonably practicable following the Purchaser’s receipt of the Completion Payments Notice. The Sellers and the Purchaser shall (acting reasonably and in good faith) use reasonable endeavours to agree such amounts as soon as is practicable and in any event prior to the Completion Date. If the Sellers and the Purchaser (each acting reasonably and in good faith) do not agree such amounts prior to the Business Day immediately preceding the Completion Date, the parties shall proceed to Completion on the basis of the Completion Payments Notice (as amended to reflect any items or adjustments agreed by the parties) (but without prejudice to the Purchaser’s ability to bring a claim against the Sellers in respect of the amounts in dispute).

6.5

At Completion, each Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 2 (Completion Arrangements).

6.6	The Sellers shall not be obliged to complete the sale and transfer of the Shares unless and until the Purchaser has complied in full with its obligations in Clause 6.3.

6.7

If a Seller or the Purchaser (a “Defaulting party”) fails to comply with any obligation specified in Schedule 2 (Completion Arrangements), the Purchaser (if the Defaulting party is a Seller) or the Sellers (if the Purchaser is the Defaulting party) shall be the “Non-defaulting party” and entitled by written notice to the Defaulting party:

(a)	to defer Completion for a period of up to ten (10) Business Days (in which case the provisions of this Clause 6.7 shall apply to Completion and the Completion Date as so deferred; and/or

(b)	to require all parties to effect Completion so far as practicable having regard to any and all such failures; or

(c)

subject to Completion having first been deferred at least once under Clause 6.7(a) or Clause 6.8(a), the Sellers (if the Purchaser is the Defaulting party) or the Purchaser (if a Seller is the Defaulting party) may terminate this Agreement by notice in writing to the other party, in each case with the Surviving Provisions continuing to remain in force and without prejudice to the parties’ rights under this Agreement accrued up to the date of termination.

6.8	If both the Purchaser and one (or both) of the Sellers fail to comply with any of their respective obligations specified in Schedule 2 (Completion Arrangements):

(a)

the parties shall agree to defer Completion for a period of up to ten (10) Business Days (in which case the provisions of Clause 6.7 (or this Clause 6.8, as applicable) shall apply to Completion and the Completion Date as so deferred; or

(b)	the parties shall agree to effect Completion so far as practicable having regard to any and all such failures; or

(c)

subject to Completion having first been deferred at least once under Clause 6.7(a) or Clause 6.8(a), any of the Sellers or the Purchaser may terminate this Agreement by notice in writing to the other parties, in each case with the Surviving Provisions continuing to remain in force and without prejudice to the parties’ rights under this Agreement accrued up to the date of termination.

7.	LEAKAGE

7.1

Each Seller warrants (severally and in respect of itself only) to the Purchaser that during the period from (but excluding) the Locked-Box Date up to and including the date of this Agreement, neither it nor any Seller Group Company has received or benefitted from any amount of Leakage and undertakes to the Purchaser that, during the period commencing on the date of this Agreement up to and including the date of Completion, neither it nor any Seller Group Company will receive or benefit from any amount of Leakage, provided in each case that each Seller shall have no liability to the Purchaser under this Clause 7 if Completion does not occur for any reason whatsoever.

7.2

Subject to Clause 3.3 and to the remainder of this Clause 7, if Seller A, Seller B and/or any Seller Group Company: (i) has received or benefitted from any Leakage in the period from (but excluding) the Locked-Box Date to (and including) the date of this Agreement; and/or (ii) receives or benefits from any Leakage in the period from (but excluding) the date of this Agreement and up to (and including) the date of Completion (in each case other than Leakage which is accounted for as part of the Deductible Leakage Amount in the calculation of the Share Consideration pursuant to Clause 3.1(d)) and/or Clause 3.1(e), Seller A and Seller B (in each case, subject to Clause 7.3, in respect of itself only and provided Completion occurs) covenants to pay to the Purchaser within 14 Business Days of receipt of a Leakage Notice delivered in accordance with Clause 7.5 below, an amount in cash equal to the relevant Leakage Amount actually received or benefitted from by such Seller and/or by any Seller Group Company.

7.3

For the purposes of Clause 7.2, any Leakage that is received or deemed to be received by or which any Seller Group Company benefits from shall be deemed to have been received by each Seller pro rata based on its Relevant Proportion.

7.4

The Sellers shall notify the Purchaser as soon as practicable after either Seller becoming aware of any Leakage at any time prior to, or in the period of eight (8) months immediately after, Completion.

7.5

The Sellers shall not be liable to make a payment under this Clause 7 unless the Purchaser has notified Seller A and/or Seller B (as the case may be) in writing (such notice being, a “Leakage Notice”) of the occurrence of the Leakage to which any such payment relates, stating (to the extent known to the Purchaser) in reasonable detail and including, where available, reasonable supporting material which evidences the nature of such Leakage and the Leakage Amount claimed, on or before the date falling eight (8) months after the Completion Date.

7.6

Subject to the provisions of this Agreement, no liability shall attach to the Sellers in relation to an amount of Leakage to the extent that the Purchaser (or any member of the Purchaser Group including for these purposes, the Group) has actually recovered in full an amount equal to such Leakage from any person (other than a member of the Purchaser Group including for these purposes, the Group) and accordingly the Purchaser may only recover once in respect of the same loss.

7.7	The Purchaser acknowledges and agrees that the only remedy available to it for any Leakage under this Agreement is set out in this Clause 7.

7.8	Nothing in this Clause 7 shall have the effect of limiting, restricting or excluding any liability arising as a result of any fraud or fraudulent misrepresentation.

8.	SELLER WARRANTIES

8.1	Each Seller warrants (severally and in respect of itself only) to the Purchaser on the date of this Agreement and as at the Completion Date that:

(a)	with respect to Seller A only, Seller A is the sole legal and beneficial owner of the Company A Shares;

(b)	with respect to Seller B only, Seller B is the sole legal and beneficial owner of the Company B Share;

(c)	it is entitled to transfer or procure the transfer of the legal and beneficial ownership of the Shares held by it to the Purchaser on the terms set out in this Agreement;

(d)	with respect to Seller A only:

(i)	the Company A Shares constitute the whole of the issued and allotted share capital of Company A;

(ii)	the Company A Shares have been validly allotted and issued and are fully paid and there is no liability to pay any additional contributions on such Shares;

(iii)	Company A is the sole legal and beneficial owner (directly or indirectly) of the whole of the issued share capital of each of the Subsidiaries as specified in Schedule 11 free from Encumbrances;

(iv)

apart from the Subsidiaries, Company A does not own or have an interest (of any nature whether direct or indirect) in any shares, debentures or other securities of any other legal entity (whether a body corporate, partnership or any other person); and

(e)	with respect to Seller B only:

(i)	the Company B Share, together with the shares in Company B held by TOMAN Handels-und Beteiligungsgesellschaft mbH, constitute the whole of the issued and allotted share capital of Company B; and

(ii)	the Company B Share has been validly issued and is fully paid and there is no liability to pay any additional contributions (Nachschusspflichten) on such Share;

(f)	there is no Encumbrance affecting any of the Shares held by it;

(g)	it is a private limited company incorporated and validly existing under the laws of its jurisdiction of incorporation;

(h)	it has the necessary power and authority to enter into and perform its obligations under each of the Transaction Documents to which it is a party and the transactions contemplated therein;

(i)	the execution and delivery of each Transaction Document and the completion of the transactions contemplated thereby:

(i)

have, where required, been duly and validly authorised by it and no other proceedings or actions on its part are required to authorise any Transaction Document or to complete the Proposed Transaction; and

(ii)

will not conflict with or constitute a default under Applicable Law or under (a) any order, judgment, injunction, decree or other restriction applicable to such Seller, or (b) any Constitutional Documents of such Seller;

(j)

there are no outstanding judgments, orders, injunctions, decrees, actions or proceedings against such Seller which could adversely affect the ability of that Seller, and there are no such proceedings pending or threatened which could reasonably be expected to adversely affect the ability of that Seller, to enter into or perform its obligations under this Agreement and the Transaction Documents to which it is a party;

(k)

its obligations under each Transaction Document and the completion of the Proposed Transaction and other transactions contemplated thereby are valid, binding and enforceable obligations of such Seller in accordance with their respective terms; and

(l)

it is not insolvent or otherwise unable to pay its debts as they fall due within the meaning of section 123 of the Insolvency Act 1986 or under the laws of any jurisdiction, no order has been made, petition presented or resolution passed for its winding up, and no administrator or any receiver or manager has been appointed by any person in respect of it or all or any of its assets, no application for a moratorium in respect of it or any of its assets has been made or threatened and no voluntary arrangement has been proposed, its creditors have not taken, nor are they entitled to take any steps to enforce, or has enforced any security over any of its assets, and it has not become subject to any analogous proceedings, appointments or arrangements under the laws of any applicable jurisdiction.

8.2	Subject to Schedule 4 (Limitation on Liability), Seller A warrants to the Purchaser that:

(a)	each of the Signing Warranties in Schedule 3 (Warranties) is true and accurate as at the date of this Agreement; and

(b)	by reference to the facts and circumstances then existing, each of the Completion Warranties is true and accurate as at the date of Completion.

8.3

The Warranties are separate and independent and (except as expressly otherwise provided in this Agreement) no Warranty shall be limited by reference to any other Warranty. The expressions “so far as Seller A is aware”, “to Seller A’s knowledge” or phrases of similar import shall mean that each Warranty is given or made by Seller A to the actual knowledge of each Key Employee as at the date of this Agreement or as at the date of Completion (as applicable). Actual knowledge shall expressly exclude any implied, imputed or constructive awareness or knowledge of any such individual.

Waiver of claims

8.4

Except in the case of fraud, the Sellers and the Purchaser undertake to waive any rights, remedies or claims which they may have in respect of misrepresentation or inaccuracy in, or omission from, any information or advice supplied or given by a Group Company or any of their directors, officers, employees or agents in connection with the giving of any Warranty, Fundamental Warranty or indemnity herein or in the Tax Covenant, the making of any representation, the preparation of the Disclosure Letter or Supplemental Disclosure Letter or otherwise in connection with this Agreement or any other Transaction Document.

Separation Indemnity

8.5

Subject to the limitations set out in Schedule 4 (Limitation on Liability), the Sellers jointly and severally covenant to pay to the Purchaser an amount equal to any Losses or Tax suffered or incurred by the Purchaser (or any member of the Purchaser Group, including for these purposes the Group) (and including but not limited to, all such Losses suffered or incurred in disputing, investigating, defending, settling or providing evidence in connection with establishing the Purchaser’s right to be paid or indemnified pursuant to this Clause 8.5, and including amounts in respect of Tax that would have been suffered or incurred but for the use or set off of any Purchaser’s Relief) as a result of, or in connection with, the Separation implemented on or prior to Completion [***] and Intercompany Balance Rationalisation (including, without limitation, the undertaking of any actions or omissions, events or steps in connection therewith, whether or not taken in accordance with the Separation Paper and the settlement, release and discharge of the Intercompany Balances in accordance with Clauses 3.7 and 3.8 of this Agreement), provided that such indemnity shall not extend to, and the Purchaser shall have no claim in respect of, any costs, expenses or liabilities which are incurred or are attributable solely to the period after Completion.

9.	SELLER GUARANTOR WARRANTIES AND GUARANTEE

9.1	The Seller Guarantor warrants to the Purchaser on the date of this Agreement and as at the Completion Date that:

(a)	it is a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation;

(b)	it has the necessary power and authority to empower it to enter into and perform its obligations under this Agreement;

(c)	the execution and delivery of this Agreement and the performance of its obligations under this Agreement:

(i)	has been duly and validly authorised by it and no other proceedings or actions on its part are required to authorise its entry into this Agreement;

(ii)	will not conflict with or constitute a default under Applicable Law or under (a) any order, judgment, injunction, decree or other restriction applicable to it, or (b) its Constitutional Documents;

(d)

there are no outstanding judgments, orders, injunctions, decrees, actions or proceedings pending or threatened against it which could have an adverse impact on its ability to enter into or perform its obligations under this Agreement;

(e)	its obligations under this Agreement are valid, binding and enforceable obligations in accordance with the terms of this Agreement; and

(f)

it is not insolvent or otherwise unable to pay its debts as they fall due within the meaning of section 123 of the Insolvency Act 1986 or under the laws of any jurisdiction, no order has been made, petition presented or resolution passed for its winding up, and no administrator or any receiver or manager has been appointed by any person in respect of it or all or any of its assets, no application for a moratorium in respect of it or any of its assets has been made or threatened and no voluntary arrangement has been proposed, its creditors have not taken, nor are they entitled to take any steps to enforce, or has enforced any security over any of its assets, and it has not become subject to any analogous proceedings, appointments or arrangements under the laws of any applicable jurisdiction.

9.2	In consideration of the Purchaser entering into this Agreement and at the request of the Purchaser, the Seller Guarantor irrevocably and unconditionally:

(a)

guarantees to the Purchaser as a continuing and primary obligation that the Sellers will properly and punctually perform their respective obligations, commitments, undertakings, warranties and indemnities under or in connection with this Agreement (collectively, the “Seller Obligations”); and

(b)

agrees, undertakes and covenants that whenever a Seller does not pay in whole or in part any amount when due and payable under this Agreement, it shall within ten (10) Business Days and without deduction or withholding pay that outstanding amount as if the Seller Guarantor was the principal obligor.

9.3

The Seller Guarantor’s obligations under Clause 9.2 are primary obligations and not those of a mere surety. The Seller Guarantor’s obligations under Clause 9.2 are continuing obligations and shall remain in full force and effect until all the Seller Obligations arising under or in connection with the same have been fully and unconditionally discharged and satisfied and all sums payable by the Sellers to the Purchaser in connection with them have been fully paid.

9.4

The Seller Guarantor as principal obligor and as a separate and independent obligation and liability from its obligations and liabilities under Clause 9.2, shall indemnify and keep indemnified the Purchaser in full and on demand from and against all and any losses, costs, claims, liabilities, damages, demands and expenses suffered or incurred by the Purchaser arising out of, or in connection with (a) a Seller’s failure to perform or discharge any of the Seller Obligations or (b) any of the Seller Obligations being or becoming totally or partially unenforceable by reason of capacity, lack or exceeding of powers, ineffectiveness of execution or any other matter.

9.5	The Seller Guarantor’s liability under this Clause 9 shall not be discharged or impaired by:

(a)	any amendment, variation or assignment of this Agreement (however fundamental) or any waiver of its terms;

(b)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement;

(c)

any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting any of the Sellers, the Seller Guarantor or any Seller Group Company; or

(d)

any other act, omission, event or circumstance which but for this Clause 9 might prejudice or otherwise affect the liability of the Seller Guarantor under this Clause 9 or any of the rights, powers or remedies conferred upon the Purchaser or any member of the Purchaser Group or the Sellers, the Seller Guarantor or any Seller Group Company or the Group or by law.

10.	PURCHASER WARRANTIES AND UNDERTAKINGS

10.1	The Purchaser warrants to each Seller that as at the date of this Agreement and as at the Completion Date:

(a)	it is a company incorporated and validly existing under the laws of its jurisdiction of incorporation;

(b)

it has the necessary power and authority to enter into and perform its obligations under each of the Transaction Documents to which it is a party, which (when executed) constitute valid and legally binding obligations of it in accordance with their respective terms;

(c)

the execution and delivery of each Transaction Document and the completion of the transactions contemplated thereby have, where required, been duly and validly authorised by it and no other proceedings or actions on its part are required to authorise any Transaction Document or to complete the Proposed Transaction, except for satisfaction of the Conditions in accordance with this Agreement;

(d)	its obligations under each Transaction Document are enforceable in accordance with their respective terms;

(e)

no order has been made, petition presented or resolution passed for its winding up, and no administrator or any receiver or manager has been appointed by any person in respect of it or all or any of its assets, and, so far as it is aware, no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed, and it has not become subject to any analogous proceedings, appointments or arrangements under the laws of any applicable jurisdiction;

(f)

subject to satisfaction of the Conditions, the execution and delivery of, and the performance by it of its obligations under each Transaction Document and as contemplated herein will not require it to obtain any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement);

(g)

subject to the satisfaction of the Conditions, it has obtained or satisfied all corporate and regulatory approvals and any other conditions necessary to execute and perform its obligations under this Agreement and the Transaction Documents;

(h)

at the date of this Agreement, it is not aware of any fact, matter or circumstance relating to or attributable to the Purchaser which would, or is reasonably likely to, result in a delay in, or adversely effect, the satisfaction of the Conditions prior to the Long-Stop Date and which has not been disclosed to the Sellers prior to the date of this Agreement;

(i)

its obligations hereunder are not subject to any conditions regarding its or any other person’s ability to obtain financing for the completion of the Proposed Transaction and the other transactions contemplated by the Transaction Documents;

(j)

the Sellers have been provided with correct and complete copies of the Purchaser Financing Agreement(s) (with necessary redactions in respect of fees, economics and other commercially sensitive terms) each of which is in full force and effect and has been duly executed by the Purchaser and the relevant Purchaser Financing Provider(s)

and is binding upon all the parties thereto, and pursuant to which the Purchaser will have available funds in order to pay the Share Consideration at Completion; and

(k)

it has fully committed funds which, no later than the Completion Date, will be immediately available to it, and such funds are sufficient to enable the Purchaser to pay the Share Consideration at Completion, and, in the case of the Purchaser Financing Agreement(s), the Purchaser has satisfied all conditions to the utilisation of the Purchaser Financing Agreement(s), other than those conditions which cannot be satisfied prior to Completion, are entirely within the Purchaser’s control and which will be satisfied prior to or no later than Completion, as has been confirmed by the relevant Purchaser Financing Provider(s) pursuant to the Purchaser Financing Agreement(s).

No claims against Seller Beneficiaries

10.2

The Purchaser acknowledges and agrees that, with effect from Completion except as specifically provided for in this Agreement or any other Transaction Document where the Purchaser has recourse to a Seller, in the absence of fraud or fraudulent misrepresentation of the relevant person against whom a claim could otherwise be made:

(a)

the Purchaser has no rights against and shall not (and shall procure that no member of the Purchaser Group or the Group shall) make any claim against: (i) any Seller Group Company; (ii) DBHI, Driven Holdings Parent LLC or Driven Holdings LLC; (iii) any shareholder of DBHI from time to time or any person Controlling, Controlled by or under common Control with such shareholder (excluding the Sellers); or (iii) any director, officer, employee, agent, consultant, representative or (except to the extent such adviser has entered into a reliance letter with the Purchaser) adviser of either Seller (each, a “Seller Beneficiary” and together, the “Seller Beneficiaries”) on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any other Transaction Document, and each and every such person shall be entitled to enforce this Clause 10.2 under the Contracts (Rights of Third Parties) Act 1999; and

(b)

the Purchaser shall hold harmless and indemnify each Seller Beneficiary in respect of, and pay to each Seller Beneficiary on demand, all reasonable costs incurred (including reasonable legal costs) in connection with any claims, losses, Taxes, judgments, fines, liabilities, expenses or demands suffered or incurred by such Seller Beneficiary directly arising from any claim or action brought against such Seller Beneficiary by the Purchaser or a member of the Purchaser Group or the Group in respect of any claim made by the Purchaser in breach of Clause 9.2(a); and

(c)

the Purchaser hereby unconditionally and irrevocably releases, discharges, indemnifies and holds harmless, and shall procure that each Group Company shall release, discharge, indemnify and hold harmless, the Resigning Directors, the Seller Beneficiaries and any other directors or officers of any Group Companies in full from any and all liabilities, claims or obligations to any Group Company or any third party and shall procure that each Group Company shall waive any and all claims (in the absence of fraud) it has or may have against any Resigning Director, the Seller Beneficiaries and any other directors or officers of any Group Company in each case in connection with their appointment and role as a member of the board, advisory board and/or board committees of (as applicable), or conduct in relation to, any Group Company, and each and every such person shall be entitled to enforce this Clause 9.2 under the Contracts (Rights of Third Parties) Act 1999.

D&O Insurance

10.3

Following Completion, the Purchaser shall ensure that any indemnity and/or immunity provisions contained in the Constitutional Documents and/or any directors’, managers’ and officers’ liability insurance of each Group Company of which a Covered Person was a director, employee, manager or officer prior to Completion are not amended, repealed or modified in any manner that would affect materially adversely the rights of any Covered Person.

10.4

For a period of six (6) years from the Completion Date, the Purchaser will cause the Group (at its own expense) to maintain in effect directors’ and officers’ liability insurance covering each Covered Person on terms and conditions that are, in all material respects, no less favourable than the terms of such current insurance coverage and with substantially the same limits and deductibles as were in effect prior to Completion.

10.5

The provisions of Clauses 10.3 and 10.4 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Person may have at law, by contract or otherwise. Subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999, a Covered Person may enforce the terms of Clauses 10.3 and 10.4. The provisions of this Clause shall survive the consummation of Completion for six (6) years.

Access to information

10.6

The Purchaser acknowledges that the Sellers and their respective Representatives may need access from time to time after Completion to certain accounting, financial, tax and other records and information held by the members of the Group to the extent such records and information pertain to events occurring prior to Completion for the purpose of:

(a)	preparing and filing its Tax Returns or dealing with the relevant Tax Authority in respect of such Tax Returns or its Tax affairs;

(b)	preparing, filing and/or auditing financial statements of any member of the Seller Group;

(c)	maintaining, updating, checking and/or auditing accounting records of any member of the Seller Group;

(d)

any audit procedures or testing that the Seller Group’s public company auditors may need to perform in respect of any financial and/or accounting information relating to the pre-Completion period, which may be conducted following Completion (“Post-Completion Audit Procedures”); and/or

(e)	complying with Applicable Laws,

and, accordingly, the Purchaser agrees that it shall and shall cause the Group to, following Completion:

(i)

retain and maintain such records until the earlier of the date that is three (3) years after Completion (or seven (7) years for records in respect of Tax) and such time as the Sellers agree that such retention and maintenance is no longer necessary;

(ii)	allow each Seller and their respective Representatives (at the expense of such Seller) to, in each case, within three (3) Business Days of a reasonable request for same during Working Hours:

a)	inspect, review and make copies of such records and information; and

b)	have reasonable access to any employee, officer, adviser or premises of any of the Group Companies; and

(iii)

provide such information and assistance (at the Sellers’ sole cost) as may reasonably be required by each Seller and their respective Representatives in order to: (x) prepare and submit statutory financial statements and related reporting obligations in respect of any period before, on or after Completion; (y) facilitate and cooperate fully with any Post-Completion Audit Procedures; and/or (z) negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a Tax Authority regarding Seller A, Seller B, any Seller Group Company and/or any Representative of the foregoing, that relates to income, profits or gains earned, accrued or received (or treated for Tax purposes as earned, accrued or received) by a Group Company or any event occurring (or treated for Tax purposes as occurring) in respect of a Group Company on or before Completion.

10.7

The Purchaser shall procure that with effect from Completion, the Group Companies shall not hold themselves out as being part of, or otherwise connected or associated with, the Seller Group (save for the purposes of referring to the former name or historic ownership by the Seller Group).

10.8

The Sellers acknowledge that the Purchaser, the Group Companies and their respective Representatives may need access from time to time after Completion to certain accounting, financial, tax and other records and information held by the members of the Seller Group to the extent such records and information pertain to the Group and events occurring prior to Completion for the purpose of:

(a)	preparing and filing their Tax Returns or dealing with the relevant Tax Authority in respect of such Tax Returns or their Tax affairs;

(b)	preparing, filing and/or auditing financial statements of any member of the Purchaser Group;

(c)	maintaining, updating, checking and/or auditing accounting records of any member of the Purchaser Group; and/or

(d)	complying with Applicable Laws,

and, accordingly, the Sellers agree that they shall and shall cause the Seller Group to, following Completion:

(i)

retain and maintain such records until the earlier of the date that is seven (7) years after Completion and such time as the Purchaser agrees that such retention and maintenance is no longer necessary;

(ii)

allow each Purchaser Group Company and their respective Representatives (at the expense of such Purchaser Group Company) to, in each case, within three (3) Business Days of a reasonable request for same during Working Hours:

a)	inspect, review and make copies of such records and information; and

b)	have reasonable access to any employee, officer, adviser or premises of any of the Seller Group Companies; and

(iii)	provide such information and assistance (at the Purchaser Group’s sole cost) as may reasonably be required by the Purchaser Group and their respective

Representatives in order to: (x) prepare and submit statutory financial statements and related reporting obligations in respect of any period before, on or after Completion; and/or (y) negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a Tax Authority regarding any Purchaser Group Company and/or any Representative of the foregoing, that relates to income, profits or gains earned, accrued or received (or treated for Tax purposes as earned, accrued or received) by a Group Company or any event occurring (or treated for Tax purposes as occurring) in respect of a Group Company on or before Completion.

10.9

The Seller Group shall be entitled to request assistance for the purposes of Clause 10.8 from the finance directors and the employees in the accounts team of the Group for a period of sixty (60) days following the Completion Date; provided, however, that if Completion and the sixty (60) day period following the Completion Date occurs prior to 28 February 2026, the Seller Group shall have access until and including 28 February 2026. Such assistance shall include, without limitation, access to and the ability to download and share data from the “Planful” system as reasonably required by the Seller Group in connection with the matters listed in Clause 10.6. The parties shall agree prior to Completion on the form and manner in which such assistance will be provided.

Purchaser Financing Agreement(s)

10.10

The Purchaser undertakes to maintain the Purchaser Financing Agreements in full force and effect and shall ensure that there shall be no amendment, modification, termination, replacement, restatement, cancellation or other change made to any Purchaser Financing Agreement that would adversely affect the ability of the Purchaser to satisfy its payment obligations under the Transaction Documents and shall not do any act or take any step or omit to do any act or take any step that would in any way:

(a)	reduce the aggregate amount of the finance or funds committed and available to be drawn by the Purchaser thereunder;

(b)	reduce the period of time for which funds are available to be drawn by the Purchaser; or

(c)

otherwise adversely affect the ability of the Purchaser to draw funds thereunder on the Completion Date sufficient to enable the Purchaser to meet its payment obligations under the Transaction Documents and all fees (including any VAT properly chargeable thereon) and expenses required to be paid in connection with such financing.

10.11	The Purchaser further undertakes to the Sellers that it shall:

(a)

keep the Sellers fully and promptly informed in reasonable detail of all developments in respect of the Purchaser Financing Agreements (including, without limitation, any proposed amendments or waivers in respect thereof); and

(b)

take (and procure the taking of) all action necessary to draw such amounts as may be required under the Purchaser Financing Agreements on or prior to the Completion Date sufficient for the Purchaser to satisfy its obligations under the Transaction Documents and pay all fees (including any VAT properly chargeable thereon) and expenses required to be paid in connection with such financing.

10.12

To the extent that such funds referred to in Clause 10.11(b) are not capable of being drawn as a result of a failure of the relevant counterparty to perform its obligations under the Purchaser Financing Agreements, the Purchaser undertakes to take all such actions (or procure that such action is taken) to enforce its or any other member of the Purchaser’s Group’s rights against such counterparty under the relevant agreements.

10.13	The Purchaser undertakes to the Sellers that:

(a)

any long form facility agreement(s), intercreditor agreement(s) and/or ancillary finance document(s) to be entered into in connection with the Purchaser Financing (collectively, the “Finance Documents”) shall be executed on a customary ‘certain funds’ basis on terms consistent with the Purchaser Financing Agreement(s) and be subject only to the same conditions precedent and other conditionality as set out in the Purchaser Financing Agreement(s). For the avoidance of doubt, the long form documentation shall not introduce any additional or more onerous conditions or discretion that would reasonably be expected to impede or delay availability of funds to the Purchaser at Completion; and

(b)

it shall (i) execute the Finance Documents as soon as practicable after the date of this Agreement and shall keep the Sellers informed of any developments in relation to such Finance Documents and (ii) promptly take all actions within its control to satisfy any conditions precedent in the Finance Documents.

Release of guarantees and indemnities

10.14	The Purchaser undertakes to each Seller (for itself and as trustee for each Seller Group Company) that it will, as soon as practicable after Completion:

(a)	procure the unconditional and irrevocable release in full of each Seller and any other Seller Group Company from any obligations or liabilities they may have in respect of the Lease Guarantees;

(b)

use reasonable endeavours to procure (acting in good faith) the unconditional and irrevocable release in full of each Seller and any other Seller Group Company from any obligations or liabilities they may have in respect of any additional guarantees or indemnities granted by any Seller Group Company for the benefit of any Group Company, provided such guarantees or indemnities are identified and notified by the Sellers to the Purchaser prior to Completion (“Additional Guarantees”); and

(c)

arrange for satisfactory substitute guarantee or indemnity required by: (i) the relevant landlord under the Lease Guarantees by the Group and/or the Purchaser; and (ii) the relevant third party/parties under the Additional Guarantees to replace such guarantee or indemnity given in respect of the Lease Guarantees or Additional Guarantee (as applicable), and pending such release shall: (i) not sell, transfer, assign, sub-lease or agree to the extension of the lease agreement in respect of which the Lease Guarantees has been provided; and (ii) indemnify and keep each Seller and each other Seller Group Company indemnified in full against any liability (including any Losses) arising under those guarantees and indemnities. Each Seller Group Company (other than the Sellers) shall be entitled to enforce this Clause 10.14 under the Contracts (Rights of Third Parties) Act 1999.

10.15

Each Seller undertakes to the Purchaser (for itself and as trustee for each Group Company) that it will, as soon as practicable and in any event within 30 days after Completion procure the unconditional and irrevocable release in full of each Group Company from any obligations or liabilities they may have in respect of any guarantee or indemnity given for the benefit of any Seller Group Company, and pending such release shall: (i) indemnify and keep each Group Company indemnified in full against any liability (including any Losses or Taxes) arising under those guarantees and indemnities. Each Group Company shall be entitled to enforce this Clause 10.15 under the Contracts (Rights of Third Parties) Act 1999.

Payment of Disclosed Transaction Bonuses

10.16

The Purchaser shall procure that the Group Companies (as applicable) shall pay the Disclosed Transaction Bonuses to the relevant employees after the Completion Date in accordance with the terms, and subject to the conditions of, the relevant Transaction Bonus Letters.

11.	VAT GROUPING

11.1

The Sellers shall procure that, on or immediately prior to Completion, Company A, Company B and any relevant Group Company are de-registered from any VAT group of which any Seller Group Company is a member (a “Seller VAT Group”). The Sellers shall provide the Purchaser with written evidence of such de-registration once available upon Purchaser’s request in writing.

11.2

Following Completion, the Purchaser shall procure that Company A, Company B and any Group Company promptly provides to the Sellers such information and assistance as is reasonably required to prepare any VAT return or filing of any Seller VAT Group for any period up to and including Completion.

11.3	If, following Completion, any VAT refund or repayment is received:

(a)

by the Purchaser, Company A, Company B or any Group Company, in each case that relates to a period prior to Completion and is properly attributable to a Seller Group Company (or any supplies, acquisitions or importations made by a Seller Group Company), the Purchaser shall promptly pay, or procure the payment of, an amount equal to such refund or repayment to the relevant Seller (or as the relevant Seller may direct); and

(b)

by any Seller Group Company, in each case that relates to a period prior to Completion and is properly attributable to Company A, Company B or any Group Company (or any supplies, acquisitions or importations made by Company A, Company B or any Group Company), the Sellers shall promptly pay, or procure the payment of, an amount equal to such refund or repayment to the Purchaser (or as the Purchaser may direct).

11.4	The parties shall act in good faith and cooperate with each other to determine the proper attribution of any VAT refund or repayment relating to periods prior to Completion.

11.5

If, following Completion, any VAT liability (including any assessment, demand or requirement to account for VAT, interest or penalties) is suffered or incurred by the Purchaser, Company A, Company B, or any Group Company, in each case to the extent that such liability relates to a period prior to Completion and is properly attributable to a Seller Group Company (or to any supplies, acquisitions or importations made by a Seller Group Company), the relevant Seller shall promptly pay, or procure the payment of, an amount equal to such liability to the Purchaser (or as the Purchaser may direct). The parties shall act in good faith and cooperate with each other to determine the proper attribution of any VAT liability relating to periods prior to Completion.

11.6

For the purposes of this Clause 11, any reference to a refund, repayment or liability being “properly attributable to a Seller Group Company (or any supplies, acquisitions, or importations made by a Seller Group Company)” shall be construed as a reference to any such refund, repayment or liability that would have arisen or been incurred by a Seller Group Company in respect of supplies, acquisitions or importations made by it on a standalone basis, as if it had not been a member of any VAT group at the relevant time, and this provision shall apply mutatis mutandis in respect of Company A, Company B, or any Group Company.

12.	WARRANTY & INDEMNITY INSURANCE

12.1	Notwithstanding any other provision of this Agreement or any other Transaction Document or any other matter or thing:

(a)

the parties acknowledge and agree that the Purchaser has secured the W&I Policy for the benefit of the Purchaser and/or one or more members of the Purchaser Group, which provides, conditional upon Completion, and subject to the limitations and exceptions specified therein, insurance cover in respect of all Warranty Claims and Insured Tax Covenant Claims; and

(b)

the Sellers have seen the W&I Policy and acknowledge that the W&I Policy contains an express and irrevocable waiver and release by the W&I Insurers (in terms which have been agreed by the Sellers) of all rights of subrogation against the Sellers, each Seller Group Company, the Group and their respective directors, officers, employees, agents, advisers and representatives in relation to any Warranty Claim or Insured Tax Covenant Claim (the “Subrogation Waiver”), except if and to the extent that the Warranty Claim or Insured Tax Covenant Claim arises or is increased directly as a result of fraud or fraudulent misrepresentation by a Seller.

12.2	Notwithstanding any other provision of this agreement or any other Transaction Document or any other matter or thing and subject to the limitations set out in Schedule 4 (Limitation on Liability):

(a)

the Purchaser acknowledges and agrees that it will not be entitled to make, will not make, and irrevocably waives any right it may have to make, any Warranty Claim or Insured Tax Covenant Claim against the Sellers except: (i) if and to the extent that the Warranty Claim or Insured Tax Covenant Claim is required to permit or facilitate a claim by the Purchaser under the W&I Policy against the W&I Insurers, but only on the basis that the Sellers shall have no liability for any such Warranty Claim or Insured Tax Covenant Claim in excess of EUR 1.00 in aggregate (irrespective of the existence or level of any retention or deductible under the W&I Policy) or (ii) if and to the extent it arises or is increased as a result of fraud or fraudulent misrepresentation by a Seller;

(b)

the Purchaser acknowledges and agrees that, subject to Clause 12.2(a): (i) its sole potential recourse (if any) in respect of any and all Warranty Claims or Insured Tax Covenant Claim is a claim against the W&I Policy; and (ii) the aggregate liability of the Sellers in respect of any Warranty Claim or Insured Tax Covenant Claim shall not exceed EUR 1.00 in aggregate (irrespective of the existence or level of any retention or deductible under the W&I Policy), in each case, other than in respect of any Warranty Claim or Insured Tax Covenant Claim if and to the extent it arises or is increased directly as a result of fraud or fraudulent misrepresentation by a Seller; and

(c)

any inability of the Purchaser to pursue or obtain any remedy in respect of any Warranty Claim or Insured Tax Covenant Claim under the W&I Policy, whether due to any subsequent non-payment under the W&I Policy or lack of coverage, policy terms, limitations, exceptions or exclusions, any deductibles agreed under the W&I Policy, any impairment or expiry or termination of the W&I Policy, validity (including, without limitation, if the W&I Policy is invalid due to the insolvency, breach or default of any person), creditworthiness or for any other reason whatsoever, shall not in itself affect or in any way increase the liability of the Sellers under this Agreement or otherwise.

12.3

The Purchaser undertakes to the Sellers that the Purchaser shall not agree to any amendment, variation or waiver of the W&I Policy that may affect the rights or obligations of, or impose any liability whatsoever on, or increase the liability of, the Sellers under this Agreement without the express prior written consent of the Sellers (in their absolute discretion).

13.	SELLERS’ COVENANTS

Protection of goodwill

13.1

As further consideration for the Purchaser agreeing to purchase the Shares on the terms of this Agreement, and with the intent of assuring to the Purchaser the full benefit and value of the goodwill and connections of the Group, each Seller and the Seller Guarantor undertakes to the Purchaser that, except with the prior written consent of the Purchaser, it shall not, and it shall procure that each of DBHI and DBHI’s direct and indirect subsidiary undertakings (excluding the Group Companies) shall not, directly or indirectly:

(a)

for a period of twenty-four (24) months after Completion, carry on or be engaged, concerned or interested in any way whatsoever (whether as a shareholder, director, partner, agent or otherwise), in any business within a Restricted Territory, which competes with all or any part of the Business carried on at the date of Completion, provided that nothing in the foregoing shall restrict, prevent, or otherwise interfere with DBHI or any of its direct or indirect subsidiary undertakings from acquiring or entering into any merger or acquisition transaction (whether by way of share sale, asset purchase or otherwise) involving a business (the “Acquired Business”) where car wash operations account for less than fifteen percent (15%) of the Acquired Business’s aggregate annual revenues in the most recent complete financial year from time to time (including at the time of such merger or acquisition transaction).;

(b)

for a period of twenty-four (24) months after Completion, whether on that Seller’s own behalf or with or on behalf of any other person, directly or indirectly, canvass, solicit or approach or cause to be canvassed, solicited or approached, or otherwise entice away, offer to employ or engage any person who was a Senior Manager or an Independent Operator within a Restricted Territory at Completion;

(c)

for a period of twenty-four (24) months after Completion, whether on that Seller’s own behalf or with or on behalf of any other person, interfere or seek to interfere with the supply of goods or services to the Group by any person who at any time during the year preceding Completion was a supplier of goods or services to the Group; and

(d)

for a period of three (3) years after Completion, knowingly make any disparaging statements or comments in relation to any Group Company or any current or former director, officer or employee of any Group Company provided nothing in the foregoing shall restrict, prevent or otherwise interfere with DBHI or its direct or indirect subsidiary undertakings from making any truthful public disclosures:

(i)

to its direct or indirect and/or current, former and/or prospective investors, shareholders, members, lenders or limited partners and to its and their respective Affiliates, professional advisers, analysts and/or representatives in connection with customary investor relations activities including reporting, fundraising and marketing;

(ii)	under the rules or regulations of any Listing Authority; or

(iii)	which are accurate statements made in connection with compliance with Applicable Laws or any arbitration or legal proceedings.

13.2

As further consideration for the Sellers agreeing to sell the Shares on the terms of this Agreement, the Purchaser undertakes to each Seller that, except with the prior written consent of the Sellers, it shall not, and it shall procure that no member of the Purchaser Group in a Restricted Territory shall, directly or indirectly for a period of three (3) years after Completion, knowingly make any disparaging statements or comments in relation to any Seller Group Company or any current or former director, officer or employee of any Seller Group Company provided nothing in the foregoing shall restrict, prevent or otherwise interfere with the Purchaser or its direct or indirect subsidiary undertakings from making any truthful public disclosures:

(a)

to its direct or indirect and/or current, former and/or prospective investors, shareholders, members, lenders or limited partners and to its and their respective Affiliates, professional advisers, analysts and/or representatives in connection with customary investor relations activities including reporting, fundraising and marketing;

(b)	under the rules or regulations of any Listing Authority; or

(c)	which are accurate statements made in connection with compliance with Applicable Laws or any arbitration or legal proceedings.

13.3

Each Seller acknowledges and agrees that each of the undertakings in Clause 13.1 are fair, reasonable and necessary for the protection of the legitimate business interests of the Purchaser, are integral to the terms on which the Purchaser has agreed to purchase the Shares and necessary for the implementation of the Proposed Transaction, and that they are each to be construed and take effect independently as separate undertakings by each Seller and shall be enforceable by the Purchaser and each Group Company separately and independently. Accordingly, each Seller shall be bound by such provisions to the maximum extent permitted by Applicable Law, it being the intent and spirit of the parties that the foregoing shall be fully enforceable. However, the parties further agree that, if any of such provisions shall for any reason be held to be void, against the public interest or unlawful or in any way an unreasonable restraint of trade, but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable and the remaining undertakings shall continue to apply and to bind each of the Sellers.

13.4

The Purchaser acknowledges and agrees that each of the undertakings in Clause 13.2 are fair, reasonable and necessary for the protection of the legitimate business interests of the Sellers, are integral to the terms on which the Sellers have agreed to sell the Shares and necessary for the implementation of the Proposed Transaction, and shall be enforceable by the Sellers and each Seller Group Company separately and independently. Accordingly, the Purchaser shall be bound by such provisions to the maximum extent permitted by Applicable Law, it being the intent and spirit of the parties that the foregoing shall be fully enforceable. However, the parties further agree that, if any of such provisions shall for any reason be held to be void, against the public interest or unlawful or in any way an unreasonable restraint of trade, but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable and the remaining undertakings shall continue to apply and to bind the Purchaser.

Use of name

13.5	Each of the Sellers undertake to the Purchaser that following Completion they shall, and shall procure that each Seller Group Company shall within three (3) months from Completion:

(a)

cease to use or display any trade or service name or mark, business name, logo or domain name used or held by a Group Company or the Business or any mark, name or logo which, in the reasonable opinion of the Purchaser, is confusingly similar to any of them;

(b)

remove all Group Intellectual Property from materials owned or controlled by it including, but not limited to websites, sale materials, advertising, promotional and marketing materials, packaging materials, business cards and stationery, business documents, inventory, products, services, vehicles and uniforms; and

(c)

not hold itself out as being part of, or otherwise connected or associated with, any member of the Purchaser Group (save for the purposes of referring to the former name or historic ownership of the Group).

Waiver of Sellers’ claims

13.6	On Completion, each Releasing Party irrevocably releases and discharges the Released Parties from the Released Claims.

Termination of Related Party Transactions

13.7

Effective as of Completion, each of the Sellers shall terminate or procure the termination of all Related Party Transactions at no cost to the Group Companies except in respect of any required transitional services following completion of the Separation.

13.8

Each Group Company is expressly intended to be a third party beneficiary of this Clause 13 and each Group Company may enforce the terms of this Clause 13 under the Contracts (Rights of Third Parties) Act 1999.

14.	ASSIGNMENT

14.1

Unless the Sellers and the Purchaser specifically agree in writing or as permitted under Clause 14.2, no person shall assign, transfer, hold on trust or encumber all or any of its rights under this Agreement nor shall such person grant, declare, create or dispose of any right or interest in any of them. Any purported assignment, declaration of trust, transfer, sub-contracting, delegation, charging or dealing in contravention of this Clause 14 shall be void and ineffective.

14.2	The Purchaser may assign its rights under this Agreement to any member of the Purchaser Group.

14.3

The Purchaser may assign or grant any Encumbrance over its rights under this Agreement or any other Transaction Document by way of security to any Purchaser Financing Provider (and/or any agent and/or trustee acting on their behalf) in connection with the Purchaser Financing Agreement(s).

14.4

If an assignment is made in accordance with this Clause 14, the liability of each Seller to the Purchaser under this Agreement shall be no greater than such liability would have been if the assignment had not occurred, and all the rights, benefits and protections afforded to a party shall continue to apply to the benefit of that party as against the assignee as they would have applied as against the assigning party.

15.	CONFIDENTIAL INFORMATION; ANNOUNCEMENTS

15.1

Subject to Clause 15.2, each party shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into a Transaction Document (or any agreement entered into pursuant to a Transaction Document) that relates to the following (“Confidential Information”):

(a)	the provisions of any Transaction Document or any ancillary agreement thereto;

(b)	the negotiations relating to the Transaction Documents and all ancillary agreements thereto; or

(c)	in relation to the Sellers, the Purchaser and, in relation to the Purchaser, any Seller Group Company.

15.2

No party shall make any press release or public announcement in connection with any of the transactions contemplated by the Transaction Documents without the prior consent of, in the case of disclosure by the Sellers, the Purchaser, or, in the case of disclosure by the Purchaser, the Sellers. Notwithstanding the foregoing, any Seller Group Company shall be entitled to make any press release or public announcement in connection with the Proposed Transaction provided it has consulted the Purchaser in advance of the publication of such press release or public announcement.

15.3	Notwithstanding Clauses 15.1 and 15.2, a party may disclose or use information if and to the extent that:

(a)

such disclosure or use is required by Applicable Law, rule or regulation, by any competent judicial, governmental or regulatory body to which the disclosing party is subject, and disclosure shall then only be made by that party:

(i)

after it has taken all such steps as may be reasonable in the circumstances to agree to the contents of such announcement with the other party to whom obligations would otherwise be owed under Clauses 15.1 and 15.2 in relation to such information before making such announcement and provided that any such announcement shall be made only after notice to such other party (save that in relation to disclosures required in order to satisfy the Conditions, the provisions of Clause 4 (Conditions) shall apply instead of the Clause 15.3(a)); and

(ii)	to the person or persons and in the manner required by law or such regulatory body or as otherwise agreed between the Sellers and the Purchaser;

(b)

such disclosure or use is in connection with the exercise of any right or remedy provided in any Transaction Document or for the purpose of any judicial proceedings arising out of, under or relating to any Transaction Document or any ancillary agreement thereto;

(c)

disclosure is made to an auditor or other professional advisor who has a professional duty of confidentiality in connection with the financial or regulatory affairs of the disclosing party or any of its Affiliates;

(d)	disclosure is reasonably made to a Tax Authority in connection with the Tax affairs of the disclosing party or any of its Affiliates;

(e)

disclosure is made to its Related Persons and/or its Representatives (and/or their respective advisers) which is reasonably required for purposes connected with a Transaction Document, provided that: (i) the person to whom such disclosure is made is informed of the confidential nature of the information disclosed; (ii) the confidentiality obligations of this Clause 15 shall continue in relation to the person to whom such disclosure is made as if a primary obligor under Clauses 15.1 and 15.2; and (iii) the disclosing party shall remain responsible for any deemed breach thereof by the person to whom such disclosure is made;

(f)	in the case of the Sellers, such disclosure is made:

(i)

to its direct or indirect and/or current, former and/or prospective investors, shareholders, members, lenders or limited partners and to its and their respective Affiliates, professional advisers, analysts and/or representatives in connection with customary investor relations activities including reporting, fundraising and marketing; or

(ii)

under the rules or regulations of any applicable securities exchange or listing authority, or under the rules or regulations of the U.S. Securities and Exchange Commission pursuant to, without limitation, the Securities Act of 1933 and the Securities Exchange Act of 1934 (“Listing Authority”); or

(g)	the information is or becomes publicly available (other than by breach of this Agreement or any confidentiality undertakings given by the Purchaser to the Sellers and/or the Group).

15.4	The restrictions contained in this Clause 15 shall continue to apply until the fifth (5th) anniversary of the date of this Agreement.

15.5

The Confidentiality Agreement shall (and the Purchaser shall procure that the Confidentiality Agreement shall) terminate on Completion (without prejudice to any rights, liabilities or obligations that have accrued prior to termination). At any time prior to Completion, to the extent that any provision of this Clause 15 is inconsistent with the provisions of the Confidentiality Agreement, the provisions of the Confidentiality Agreement shall prevail.

15.6	Nothing in this Clause 15 shall prohibit the disclosure of any Confidential Information to the extent it is made on a confidential basis to any of the Purchaser Financing Provider(s).

16.	PAYMENTS

16.1

Any payment to be made pursuant to this Agreement: (i) by the Purchaser to the Sellers shall be made to such account as is notified by the relevant Seller to the Purchaser in writing at least three (3) Business Days before the date of such payment; and (ii) by a Seller to the Purchaser shall be made to such account as is notified by the Purchaser to the relevant Seller in writing at least three (3) Business Days before the date of such payment.

16.2

Payments made pursuant to this Agreement shall be in immediately available funds by electronic transfer (for same-day value) on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

16.3

If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in breach shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

17.	SET-OFF AND WITHHOLDINGS

17.1

Except as expressly contemplated in this Agreement, no party will be entitled to assert any credit, set-off or counterclaim against any other party or person beneficially entitled to an indemnity payment hereunder in order to justify withholding payment of any amount owed in connection with this Agreement in whole or in part.

17.2

Any amount payable by any party to another party or person hereunder shall be made in full and free from any deduction or withholding whatsoever, except as required by law. If any deduction or withholding is required by law from an amount payable to a party or person in satisfaction of a liability arising under any representation, warranty, covenant to pay, or indemnity (but excluding for the avoidance of doubt any payment of the Share Consideration or any part of it or any payment by the Purchaser under Clause 3.8(b)) then, except in respect of any payment of Default Interest, the sum due from the relevant party shall be increased by such amount as to ensure that the recipient receives such sum as, after such deduction or withholding has been made, leaves the recipient with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

17.3

If any amount paid in respect of any representation, warranty, covenant to pay or indemnity (but excluding for the avoidance of doubt any payment of the Share Consideration or any part of it or any payment by the Purchaser under Clause 3.8(b)) is required to be brought into the charge to Tax then, except in relation to any payment of Default Interest, the person making the payment shall pay such additional amount as is necessary to ensure that the aggregate amount received, after giving credit for any Relief which the recipient of the payment reasonably believes will be obtained and utilised as a result of the matter giving rise to such payment (to the extent not already taken into account in calculating such payment) in the accounting period in which the matter giving rise to the payment occurs or in the immediately subsequent accounting period, is equal to the aggregate amount that would have been received had such amount not been required to be brought into the charge to Tax.

18.	COSTS AND TRANSFER TAXES

18.1	Unless expressly otherwise provided in this Agreement, each of the parties shall bear its own costs and expenses connected with the Proposed Transaction.

18.2	The Purchaser shall be responsible for paying all W&I Insurance Costs as they fall due to be paid.

18.3

The Purchaser shall bear (i) stamp duty payable in the United Kingdom on the transfer of Company A Shares; (ii) real estate transfer tax (Grunderwerbsteuer) (“RETT”) imposed in Germany arising as a result of the entry into or implementation of this Agreement; and (iii) any other documentary, transfer or registration duties or taxes or notary and notarial transfer fees wherever imposed as a result of the entry into or implementation of this Agreement , in each case which the Purchaser shall pay within the requisite period provided by Applicable Law.

18.4

The Purchaser shall indemnify and hold harmless the Sellers from any RETT imposed in Germany arising as a result of the entry into or implementation of this Agreement, provided that this clause 18.4 shall not apply to the extent that the Sellers’ RETT liability arises in consequence of a failure by the Seller to comply with its obligations in Clause 18.5 or Clause 18.7.

18.5

The Sellers and the Purchaser acknowledge that the entry into and implementation of this Agreement is expected to trigger RETT and a requirement to file notices in relation to RETT under Applicable Law (a “RETT Notification”) within four weeks of signing this Agreement and within 14 days of Completion. The Sellers and the Purchaser hereby agree to cooperate in good faith for the purposes of filing any RETT Notification. The Sellers shall promptly after the date of this Agreement provide the Purchaser with all information, data, and documents reasonably required for the preparation and filing of such RETT Notification and shall promptly provide any further information which the Purchaser might reasonably request in connection with the preparation and filing of such RETT Notification.

18.6	The Purchaser shall be responsible for the preparation and filing of any RETT Notification.

18.7

If and to the extent that any Applicable Law requires the Sellers to file a RETT Notification, the Purchaser shall provide any RETT Notification(s) to the Sellers no later than five (5) Business Days before the due date after which the Sellers shall file the RETT Notification(s) received from the Purchaser with the German Tax Authorities in time and in the form required by law and shall provide the Purchaser with evidence of such filing without undue delay.

18.8

The Sellers shall indemnify and hold harmless each member of the Purchaser Group to the extent that any RETT becomes payable by or non-refundable to any member of the Purchaser Group as a direct result of a failure by a Seller to duly comply with its obligations under Clause 18.5 or Clause 18.7 of this Agreement.

19.	EFFECT OF COMPLETION

19.1	The terms of this Agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this Agreement) shall continue in force after and notwithstanding Completion.

19.2	The Tax Covenant shall come into effect on and from Completion.

20.	FURTHER ASSURANCES

Each of the parties shall, for a period of two (2) years from the Completion Date, upon request from any other party, do or procure the doing of all acts and/or execute or procure insofar as each is reasonably able the execution of all such documents in a form reasonably satisfactory to the parties concerned for the purpose of giving effect to the commercial intentions of the parties under this Agreement.

21.	ENTIRE AGREEMENT

21.1

This Agreement (and each other Transaction Document, together with in each case the relevant ancillary documents thereto) constitutes the whole and only agreement between all of the parties relating to the subject matter of this Agreement and supersedes any prior agreement (whether oral or written) relating to the Proposed Transaction.

21.2

Each party acknowledges that in entering into this Agreement it is not relying on any pre-contractual statement which is not set out in this Agreement and/or any other Transaction Document, and each party unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation to any pre-contractual statement.

21.3

No party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that is repeated in this Agreement or any Transaction document.

21.4

For the purposes of this Clause 21, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance, covenant, indemnity, commitment or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

21.5	It is expressly acknowledged and agreed by each party that:

(a)

no party shall have any claim or remedy against any other party in respect of any pre-contractual statement made by or on behalf of the other party (or any of its Representatives) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;

(b)

any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right or remedies in relation to them are irrevocably waived;

(c)

without prejudice to Clause 23.4, the only right or remedy of a party in relation to any provision of this Agreement shall be for damages for breach of this Agreement and no party has any right to rescind or, except under Clause 6.6 or 6.8, terminate this Agreement either for breach of contract or for negligent, innocent or fraudulent misrepresentation or otherwise;

(d)

except for any liability in respect of a breach of this Agreement, no party (or any of its Representatives) shall owe any duty of care or have any liability in tort or otherwise to the other party (or its respective Representatives) in relation to the Proposed Transaction;

(e)

no party is entering into this Agreement in consequence of or in reliance on any unlawful communication (as defined in section 30(1) of the Financial Services and Markets Act 2000) made by any party or any party’s Representatives;

(f)

except as expressly provided in this Agreement, each party is entering into this Agreement solely in reliance on its own commercial assessment and investigation of the Proposed Transaction and advice from its own Representatives; and

(g)	the other parties are entering into this Agreement in reliance on the acknowledgements given in this Clause 21.5.

21.6	Nothing in this Clause 21 shall limit the liability of any party in the case of fraud or fraudulent misrepresentation by that party.

22.	VARIATIONS

This Agreement may be amended or waived in any manner whatsoever by agreement in writing between the Purchaser and the Sellers.

23.	REMEDIES AND WAIVER

23.1

Without prejudice to the limitations set out in Schedule 4 (Limitation on Liability) of this Agreement, no delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:

(a)	affect that right, power or remedy; or

(b)	operate as a waiver of it.

23.2

The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not, unless otherwise expressly stated, preclude any other or further exercise of it or the exercise of any other right, power or remedy.

23.3

The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law, unless the contrary is expressly stated in this Agreement.

23.4

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to seek, and the other parties shall not object to such party seeking, specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

24.	INVALIDITY

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

(a)	the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)	the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way, and the parties shall use all reasonable endeavours to amend or replace the illegal, invalid or unenforceable provision with a valid and enforceable substitute provision which is as close in its intended effect to the original provision as possible.

25.	NOTICES

25.1

Any notice, demand or other communication given or made under or in connection with the matters contemplated by this Agreement shall be in writing and shall be delivered by hand or by courier or by email:

In the case of the Sellers or the Seller Guarantor to:

440 South Church Street, Suite 700

Charlotte, NC 28202

USA

Email: Scott.O’Melia@drivenbrands.com

Attention: Scott O’Melia

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher UK LLP

Telephone House

2-4 Temple Avenue

London

EC4Y 0HB

United Kingdom

Email: RDixon@gibsondunn.com

Attention: Robert Dixon

and

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

United States of America

Email: AFabens@gibsondunn.com and QFarrar@gibsondunn.com

Attention: Andrew Fabens and Quinton Farrar

In the case of the Purchaser to:

1370 Sixth Avenue Suite 1902, New York, NY 10019 Email:

bguzman@guzmanadvisory.com;

david.odonnell@fep-us.com;

ari.herman@fep-us.com; and

neptune@fep-us.com

Attention: Brian Guzman, David O’Donnell, Ari Herman

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson (London) LLP

100 Bishopsgate

London EC2N 4AG

Email: ian.lopez@friedfrank.com

Attention: Ian Lopez

and shall be deemed to have been duly given or made as follows:

(a)	if delivered by hand or by courier, upon delivery at the address of the relevant party; and

(b)	if sent by email, when the email is received by the gateway server of the recipient, provided that the sender does not receive an automated notice of non-delivery,

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 6.00 p.m. or not on a Business Day such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

25.2

A party may notify the other party to this Agreement of a change to its name, relevant addressee, address or email address for the purposes of Clause 25.1, provided that such notification shall only be effective:

(a)	on the date specified in the notification as the date on which the change is to take place; or

(b)

if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date falling five (5) Business Days after notice of any such change has been given.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, which together shall constitute one agreement. Any party may enter into this Agreement by executing a counterpart and this Agreement shall not take effect until it has been executed by all parties.

27.	GOVERNING LANGUAGE

Each notice, demand, request, statement, instrument, certificate or other communication under or in connection with this Agreement shall be in English.

28.	GOVERNING LAW AND JURISDICTION

28.1

This Agreement and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Agreement or its formation (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

28.2

The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

28.3

For the purposes of this Clause 28, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to or having any connection with this Agreement.

29.	THIRD-PARTY RIGHTS

29.1

Except as expressly provided in this Agreement (including in Clauses 5.8, 10.2, 10.5, 10.14, 10.15 and 13), no person (other than the parties to this Agreement) who is given any rights or benefits under this Agreement (a “Third Party”) shall be entitled to enforce any of those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

29.2

The parties may amend, vary or terminate this Agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

29.3

Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this Agreement may not veto any amendment, variation or termination of this Agreement which is proposed by the parties, and which may affect the rights or benefits of the Third Party.

AS WITNESS whereof, this Agreement has been executed on the date first above written.

[signature page follows]

SCHEDULE 1

PRE-COMPLETION

PART 1

PRE-COMPLETION CONDUCT

Save for any Permitted Action, no Group Company shall:

1.	amend its articles of association or other Constitutional Documents;

2.	pass any shareholder resolution in a general meeting or by way of a written resolution (other than for routine administration purposes);

3.

create, allot, issue, acquire, repay, redeem, reduce or repurchase any share or loan capital of any Group Company (or any securities convertible into such shares) or agree to do so or acquire or agree to acquire any share or other interest in any company, partnership or other legal entity;

4.	create, issue, redeem or grant any option or right to subscribe for any share capital or loan capital in any Group Company or agree to do so;

5.	vary its share capital or any rights attaching thereto;

6.	declare, make or pay any dividend or other distribution to shareholders;

7.	incorporate any new subsidiary or effect or undertake any restructuring, merger, liquidation or similar transaction;

8.	dispose of or acquire any shares in any Group Company or any shares or other securities in any body corporate;

9.	without prejudice to paragraph 10 below, acquire or dispose of stock or other business assets other than in the ordinary course of trading or in accordance with the Business Plan;

10.	transfer all or any material part of its business or assets to any other Group Company;

11.	incur any additional borrowings (other than in the ordinary course of business);

12.	make any loan, other than credit extended in the ordinary course of trading to a third party, which exceeds EUR 25,000 in aggregate, that is not a member of the Group;

13.	create any Encumbrance over any of its assets or undertaking other than in the ordinary course of business;

14.

enter into any guarantee or indemnity except where it is provided: (i) for the benefit of another Group Company; or (ii) in the ordinary course under the terms of a commercial contract entered into by a Group Company;

15.	change its accounting reference date;

16.

make any change to the accounting practices or policies by reference to which its accounts are drawn up (other than as required in order to comply with any changes in the generally accepted accounting policies);

17.

dismiss or give notice of dismissal to any Senior Employee, except in the case of gross misconduct (as defined in the Disciplinary Procedure set out at document 7.1.2.9.5.8 of the Data Room) or fraud, financial crime or other serious criminal offence in each case by the relevant Senior Employee;

18.

except in [***] the ordinary course consistent with past practice, make any material alterations to the terms and conditions of employment (including remuneration and benefits and including by way of establishment or modification (except in the ordinary course of business in accordance with past practice) of any share incentive, share option, profit sharing, bonus, retention, commission or other incentive scheme) of any Employee or consultant;

19.	employ any individual categorised as a Senior Employee, save as Disclosed;

20.	establish any new pension scheme or discontinue, materially amend or exercise any material discretion in relation to the Disclosed Schemes;

21.

materially modify, amend, or terminate any Material Contract, except where termination occurs upon expiry in accordance with the contract terms and save for: (i) the renegotiation of the WashTec Agreement in the manner Disclosed; or (ii) in respect of the termination of up to no more than the aggregate of five (5) Material Independent Operator Agreements which are terminated for reasons other than material breach of the relevant Material Independent Operator Agreement or fraud, financial crime other serious criminal offence in each case by the relevant Independent Operator;

22.

other than in respect of debt collection or car damage claims in the ordinary course of business, commence or settle any litigation or arbitration where the value of the claim is in excess of EUR 50,000;

23.	enter into or amend or terminate any Related Party Transaction, except in connection with the Separation and Intercompany Balance Rationalisation;

24.	enter into, amend or terminate any joint venture or formal legal (but not contractual) partnership;

25.	cancel any of its insurance policies or knowingly allow them to lapse or be rendered void or voidable;

26.	enter into any termination, assignment or surrender of any interest in leasehold property;

27.	make capital expenditure or incur a commitment or commitments involving aggregate capital expenditure in excess of the amounts set out in the Business Plan;

28.	carry out any reimaging or rebranding of sites except as provided for in the Business Plan save for the three (3) sites in France that are currently being rebranded;

29.	change its residence for Tax purposes, or establish any permanent establishment or other taxable presence in any jurisdiction other than its jurisdiction of incorporation;

30.	amend any material Tax Return or amend or withdraw any material claim, election, surrender, notice, consent or filing in relation to Tax; or

31.	change the conduct of the Tax affairs of any Group Company in a manner which is materially inconsistent with such conduct prior to the date of this Agreement, or enter into any material agreement with any Tax Authority or settle any material dispute with or enquiry by any Tax Authority.

PART 2

PERMITTED ACTIONS

Notwithstanding the items contained in Part 1 of this Schedule 1, each Group Company shall be entitled to undertake the following actions without any prior consent, approval or notification of the Purchaser, except as expressly provided in Paragraph 1 below:

1.	any action or measure consented (or deemed to be consented) to by the Purchaser in accordance with Clause 5.2;

2.	the implementation of any transaction or the taking of any action permitted or provided for or required pursuant to any Transaction Document;

3.	any action constituting Permitted Leakage;

4.	any matter, action or step undertaken by any Group Company pursuant to the Separation and/or Intercompany Balance Rationalisation;

5.

the due performance of any obligation under any contract or agreement to which any Group Company is party prior to the date of this Agreement or which is entered into between the date of this Agreement and Completion in accordance with the terms of this Agreement or any new contract or agreement which any Group Company becomes party to in the ordinary course of business prior to Completion;

6.

any reasonable matter, action or step undertaken by any Seller or any Seller Group Company or any Group Company in good faith in an emergency or disaster situation with the intention of minimising or mitigating the adverse consequences for the Group of such situation, or to prevent death, personal injury, disaster or damage to property (provided that, in each case, the Sellers shall promptly notify the Purchaser after taking the relevant action);

7.

as required by Applicable Law or any forthcoming change in Applicable Law, as a result of any fiduciary duties or any enquiry, investigation, complaint, claim or proceeding by, before or to any governmental, regulatory or other authority (including any Listing Authority), court or tribunal;

8.	settle any litigation, arbitration or dispute resolution proceedings where the individual settlement amount is less than EUR 50,000; and

9.	any item if and to the extent that an express and specific allowance, provision or reserve has been made in: (i) the Business Plan; or (ii) the Locked-Box Accounts in respect thereof.

SCHEDULE 2

COMPLETION ARRANGEMENTS

PART 1

SELLER B AND PURCHASER OBLIGATIONS IN RESPECT OF THE

COMPANY B SHARE

1.	On the Completion Date Seller B (acting by its attorney) and the Purchaser (acting by its attorney) shall execute the Share Transfer Deed in Germany before the Notary.

PART 2

SELLER OBLIGATIONS

1.	At Completion:

(a)	Seller A will deliver (or cause to be delivered) to the Purchaser (or make available to the Purchaser):

(i)	the Supplemental Disclosure Letter, duly executed by Seller A;

(ii)

share transfer forms in respect of the Company A Shares duly executed by Seller A in favour of the Purchaser, together with the share certificate(s) for the Company A Shares or an indemnity in a form to be agreed in the case of any missing share certificate(s);

(iii)

an irrevocable power of attorney in the agreed form duly executed by Seller A in favour of the Purchaser to enable the Purchaser to exercise all rights attaching to the Company A Shares held by Seller A until the Purchaser becomes the registered holder of them;

(iv)

written resignation letters in the agreed form from the Resigning Directors as directors of each Group Company, provided that each such resignation shall be effective and conditional upon Completion have taken place;

(v)	copies of board resolutions of each Group Company approving:

(A)	in relation to Company A only, the transfer of the Company A Shares being approved for registration (subject only to being duly stamped);

(B)	where relevant, the resignations of each Resigning Director being accepted with effect from Completion; and

(C)	where relevant, such persons as the Purchaser nominates are appointed as directors with effect from Completion;

(vi)	the ICWG Deed of Assignment, duly executed by ICWG and the relevant Group Company;

(vii)	the Seller A IP Deed of Assignment, duly executed by Seller A and Company A;

(viii)	the Rose Holdco IP Deed of Assignment, duly executed by Rose Holdco Limited and Company A;

(ix)

evidence in writing to the Purchaser confirming that completion of the Separation and the Intercompany Balance Rationalisation has occurred and that all steps set out in any separation paper (including the Separation Paper) relating to such Separation and Intercompany Balance Rationalisation has occurred together with copies of the transaction documents relating thereto;

(x)

a counterpart of any data sharing agreement in a form to be agreed between the relevant Seller Group Company and the relevant Group Company as referred to in the definition of Separation, duly executed by the relevant Seller Group Company and relevant Group Company;

(xi)

signed reliance letters from each of (i) the Sellers’ Solicitors in relation to the Legal Fact Book; (ii) Ernst & Young LLP in respect of the Tax VDD Report; and the Financial VDD Report; and (iii) Environmental Resources Management Limited in respect of the environmental due diligence report dated 7 October 2025, in each case in favour of the Purchaser and the Purchaser Financing Provider(s) in the agreed form; and

(b)

Seller A will make available to the Purchaser, to the extent held not at the relevant offices of each Group Company or otherwise under the control or direction of the relevant Group Company, the statutory books or records (or equivalent) of each Group Company.

2.	At Completion the Sellers will comply with their obligations under Clause 3.8.

3.

At Completion, Seller A shall provide the Purchaser with copies of resolutions passed by shareholders and the board of directors, as applicable, whereby the shareholders or the directors, as the case may be:

(a)

in the case of Company A, vote in favour of the transfer of the Shares and effective on Completion the registration and the entry of the Purchaser (or its nominee) into the register of members of Company A as holder of the Company A Shares, in each case subject only to the transfers being duly stamped; and

(b)	accept the resignations referred to in Paragraph 1(a)(iv) above with effect so as to take effect from Completion and to appoint such persons as the Purchaser shall nominate in their place.

4.	At Completion, Seller B shall provide the Purchaser with a copy of a resolution passed by its shareholders approving the transfer of the Company B Share to the Purchaser.

PART 3

PURCHASER OBLIGATIONS

1.	At Completion, the Purchaser shall:

(a)

pay (or cause to be paid) the Share Consideration to the Sellers in the manner required by Clause 16 in the amounts specified and to the bank account(s) notified to the Purchaser in the Completion Payments Notice;

(b)	deliver (or cause to be delivered) to the Sellers:

(i)	a copy of the Supplemental Disclosure Letter, duly countersigned by the Purchaser;

(ii)

a copy of a resolution (certified by a duly appointed officer as true and correct) of the board of directors of the Purchaser (i) authorising the execution of and the performance by the Purchaser of its obligations under this Agreement and each of the Transaction Documents to be executed by it and (ii) granting full and final discharge to the resigned directors of Group Companies referred to in Paragraph 1(a)(iv);

(iii)	evidence of the due satisfaction of the Conditions in a form satisfactory to the Sellers;

(iv)

duly executed letters of consent to act as a director from each person nominated by the Purchaser to be appointed as a director of Company A and Company B or any Group Company with effect from Completion; and

(v)	(to the extent not previously delivered) a duly executed copy of the W&I Policy.

General

1.

The Sellers and the Purchaser shall act reasonably and negotiate in good faith with a view to agreeing before the Completion Date the final form of any Transaction Document which is not in agreed form at the date of this Agreement.

2.	All documents and items delivered at Completion shall be held by the recipient to the order of the person delivering the same until such time as Completion shall take place.

SCHEDULE 3

WARRANTIES

1.	The Companies, the Shares and the Subsidiaries

1.1	The information contained in Schedule 11 (Subsidiary Company and Shareholder Information) is true, complete and accurate.

1.2

All the issued shares in each Subsidiary are free from all Encumbrances (and there is no commitment to give or create any Encumbrance), are fully paid and there is no outstanding liability to pay any additional contributions on them.

1.3

No Group Company resides, operates or has any branch, agency, place of business or establishment outside of its jurisdiction of incorporation except through subsidiaries established in such jurisdictions pursuant to the requirements of Applicable Law.

1.4

No shares or other securities in the capital of any Group Company have been issued, and no transfer of any such shares or other securities (nor any buyback, reduction of capital or redemption of shares) has been registered, except in accordance with Applicable Law and the Constitutional Documents of such Group Company.

1.5

No person who is or has been during the last five (5) years a director or officer of any Group Company is or has been subject to any disqualification order under any legislation relating to the disqualification of directors and officers or is or was the subject of any investigation or proceedings capable of leading to a disqualification order being made.

1.6

There is no agreement, arrangement or commitment outstanding which calls for the allotment or issue, or grants to any person the right to call for the allotment or issue, of any share or loan capital of a Group Company (except for another Group Company) and no person has claimed to be entitled to such right.

2.	Constitutional Matters

2.1

Each of the Group Companies is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and has the requisite power and capacity to conduct its business as presently conducted.

2.2	The copies of the Constitutional Documents of each Group Company contained in the Data Room are complete and accurate and up to date.

2.3

The statutory books (including all registers but excluding the minute books) of each Group Company have been properly kept, are complete and up to date and contain a record which is accurate and complete in all material respects and no written notice or allegation that any of them is incorrect or should be rectified has been received except in respect of matters that have since been fully rectified or remedied in accordance with Applicable Law.

2.4	The Group Companies are not, nor have they at any time in the last five (5) years been, in breach of the provisions of their Constitutional Documents.

2.5

All accounts, documents, filings and returns required by Applicable Law to be delivered or made to the Registrar of Companies or the equivalent public register in any applicable jurisdiction in relation to any Group Company have been accurately made up and filed or, as the case may be, delivered within the applicable time limit.

3.	Corporate Transactions

3.1

As at Completion, the Separation has been effected in full and each step taken was valid, effective and binding on the relevant parties referenced therein in accordance with the steps set out in the Separation Paper. Following completion of the Separation, (i) all of the material contracts (including, without limitation, any contracts with Substantial Customers and Substantial Suppliers) and assets that were contracts or assets of Seller A or Rose Holdco Limited that were primarily used in or in connection with the Business are contracts or assets of a Group Company, and [***].

3.2

As at Completion, the Intercompany Balance Rationalisation has been effected in full and each step taken was valid, effective and binding on the relevant parties referenced therein in accordance with the steps set out in the Separation Paper.

3.3

Other than the business, contracts, employees and assets of Seller A or Rose Holdco Limited subject to transfer pursuant to the Separation, no other business, contracts, assets or employees that, immediately prior to the date of this Agreement or immediately prior to Completion (as applicable), were being utilised primarily or employed in connection with the Business in the period of 24 months prior to the date of this Agreement or Completion, as applicable, are held outside of the Group.

3.4

The Legal Fact Book contains details of all material corporate acquisitions, disposals and joint ventures involving any Group Company that took place during the three years immediately prior to the date of this Agreement or Completion, as applicable, to the extent the same provides for any continuing obligations of a Group Company which are material to the Business.

3.5	All Related Party Transactions in existence (excluding any terminated or expired Related Party Transactions) are on arm’s length commercial terms or have been disclosed in the Legal Fact Book.

4.	Accounts

4.1

The aggregated financial information for the year ended 31 December 2024 relating to each Group Company extracted from the Planful system and set out in the Data Room at 1.1.3 (but, for the avoidance of doubt, only in respect of the aggregated financial information for the year ended 31 December 2024 and not any other data contained within that document) (“Aggregated Group Financial Information”) has been extracted into the Planful system and duly and faithfully reconciled to, and presented on an aggregated Group basis materially in accordance with UK GAAP.

4.2

The Aggregated Group Financial Information does not materially misstate the state of affairs and balance sheet of the Group (on an aggregated basis) as at 31 December 2024 and the profits and losses of the Group (on an aggregated basis) for the year ended 31 December 2024.

4.3

The financial information (comprising profit and loss account) relating to each Group Company extracted from the Planful system and provided to the Purchaser for the nine (9) months to 30 September 2025:

(a)	has been prepared on a basis consistent with those used in the preparation of the Aggregated Group Financial Information; and

(b)	does not materially misstate the profits and losses of each Group Company (on an aggregated basis) for the nine (9) months to 30 September 2025.

4.4

The information included in the bank reconciliations set out in Data Room files 4.11.2 and 4.11.6, reconcile financial information as of June 30, 2025 and October 31, 2025, respectively, to the underlying bank records as of those dates. The financial information presented in 4.11.2 and 4.11.6 has been extracted from Planful and is prepared on a basis consistent with that of the relevant Group Company.

4.5	Each of the Accounts:

(a)

have been prepared materially in accordance with the applicable Accounting Standards and presented in a manner consistent with the preparation and presentation of the year end accounts for the relevant Group Company for the prior financial year;

(b)

do not materially misstate the state of affairs and balance sheet of the Group Company to which they relate as at 31 December 2024 and of the profits and losses of the Group Company to which they relate for the financial year ended on that date; and

(c)	have been uploaded to the Data Room.

4.6

The books of account of each Group Company are materially up-to-date and have in all material respects been maintained in accordance with Applicable Law and relevant generally accepted accounting practices.

5.	Locked-Box Accounts

The Locked-Box Accounts:

(a)	fairly and accurately present, without material misstatement, the state of affairs and the value of assets and liabilities of the Group as at the Locked-Box Date;

(b)

have been prepared on a basis consistent with the accounting policies adopted for each Group Company for the preceding two (2) years and in aggregate have been prepared on a basis consistent with those used in the preparation of the Aggregated Group Financial Information; and

(c)	have been prepared with due care and attention and are not misleading.

6.	Business since the Locked-Box Date

6.1	Since the Locked-Box Date:

(a)

each Group Company has carried on its business in the ordinary and usual course as a going concern, without any material interruption or material alteration in manner, nature or scope and as far as Seller A is aware, there has been no event, occurrence or circumstance which has or could reasonably be expected to result in a material adverse change on turnover or the financial position of any Group Company;

(b)	no resolution of the members of any Group Company has been passed;

(c)	no change has been made to the accounting reference period of any Group Company;

(d)	other than the Intercompany Balances, no Group Company has borrowed or raised any money or taken any financial facility other than in the ordinary and usual course of its business;

(e)	except in accordance with ordinary course discounting and promotions, no Group Company has offered or agreed to offer price reductions, discounts or allowances on sales of goods or services, nor provided or agreed to provide goods or services at less than cost, to an extent that is reasonably likely to materially affect the profitability of the Group as a whole;

(f)	no Group Company has incurred or committed to incur any liability whether actual or contingent except in the ordinary course of business, including in respect of settling any litigation;

(g)	each Group Company has paid its creditors in the ordinary course of business and within the normal period for payment to those creditors by such Group Company;

(h)

no Group Company has made any change in the rate of compensation or other direct or indirect remuneration payable, or agreed to pay, conditionally or otherwise, any bonus, incentive, retention, or change of control payment, or other similar compensation, to or in respect of any employee, other than as required by Applicable Law;

(i)	other than with respect to the Separation, no Group Company has entered into, amended or terminated a Related Party Transaction;

(j)

no Group Company has acquired or disposed of, or agreed to acquire or dispose of any asset outside the ordinary course of business or with an individual book value in excess of EUR 200,000 or assets with an aggregate book value in excess of EUR 400,000; and

(k)	other than with respect to the Separation, no Group Company has committed or agreed to take any of the actions set out in this paragraph 6.1.

7.	Solvency

7.1

No Group Company is insolvent or otherwise unable to pay its debts as they fall due within the meaning of section 123 of the United Kingdom Insolvency Act 1986 or, if not a company incorporated in the United Kingdom, under the applicable insolvency laws.

7.2	No order has been made and no resolution has been passed and no petition has been presented, or meeting convened, for the purpose of winding-up any Group Company.

7.3

No administration order has been made and no petition for such an order has been presented or, so far as Seller A is aware, threatened in respect of any Group Company and, so far as Seller A is aware, there are no circumstances which may give rise to such threat.

7.4	No Group Company has stopped, suspended or threatened to stop or suspend paying its debts as and when they fall due.

7.5

No receiver (including an administrative receiver), liquidator, trustee, administrator, manager, supervisor, nominee, custodian or any similar or analogous officer or official in any jurisdiction in which a Group Company is incorporated or established has been appointed in respect of the whole or any part of the business or assets of any Group Company.

7.6

No application for a moratorium has been made or, so far as Seller A is aware, threatened in respect of any Group Company or any of its assets, and no Group Company’s creditors have taken, nor are they entitled to take, steps to enforce any security over any of its assets and, so far as Seller A is aware, there are no circumstances that which may give rise to such threat.

7.7

In the three (3) years immediately prior to the date of this Agreement or Completion, as applicable, no event analogous to any of those described in this paragraph 7 has occurred in respect of any Group Company in any jurisdiction in which any Group Company operates.

8.	Borrowings

8.1	No Group Company currently has any overdraft, loan and other financial facilities made available to such Group Company by a third party.

8.2	The total amount borrowed by each Group Company does not exceed any limitation on its borrowing powers contained in its Constitutional Documents.

8.3

Except for the Lease Guarantees, no contract or arrangement to which a Group Company is party is dependent on the guarantee or indemnity of, or security provided by, another person (other than another of the Group Companies).

8.4

Other than the Intercompany Balances, debts between Group Companies, trade credit in the ordinary course of business or loans to Employees or directors not exceeding EUR 25,000 in aggregate, no Group Company has lent any amount of money in the three (3) years immediately prior to the date of this Agreement or Completion, as applicable, which has not been repaid.

8.5

No Group Company has in the three (3) years immediately prior to the date of this Agreement or Completion, as applicable, received any grants, allowances, loans or financial aid from any Government Authority and no application for any such grant, allowance, loan or financial aid has been made or is pending a decision of a Government Authority.

9.	Contracts

9.1	In this paragraph, the following terms shall have the following meanings:

(a)

“Independent Operator Template” means the template agreements for Independent Operators used by the Group in each of the jurisdictions in which it operates and set out in the Data Room in folder 3.6.4;

(b)

“Substantial Customer” means one of: (i) the Group’s top ten (10) customers in Germany and the top nine (9) customers in the United Kingdom (in the case of each of Germany and the United Kingdom, based on aggregate revenue received) during the 2024 calendar year; or (ii) [***];

(c)

“Substantial Supplier” means a supplier which is one of: (i) the Group’s top ten suppliers in each of Germany and the United Kingdom (in the case of each of Germany and the United Kingdom, based on aggregate expenditure) during the 2024 calendar year; or (ii) [***], provided, however, that the term “Substantial Supplier” shall be deemed not to include landlords of the Properties or utilities suppliers;

(d)

“Material Contract” means each contract (excluding any real property interests or contracts with respect to the Properties) to which a Group Company is a party (or will be a party to after the Separation) and which:

(i)	is a Material Independent Operator Agreement;

(ii)	is entered into with a Substantial Customer or Substantial Supplier;

(iii)	is a purchase order exceeding GBP 50,000 or its equivalent in any local currency;

(iv)	is an invoice exceeding GBP 50,000 or its equivalent in any local currency;

(v)

exceeds a contract value of GBP 50,000 or its equivalent in any local currency and contains non-compete undertakings, most-favoured nation provisions, exclusivity clauses or perpetual licences enforceable against a Group Company;

(vi)	exceeds a contract value of GBP 50,000 or its equivalent in any local currency and is dependent on any guarantee, indemnity or security provided by any other person for the benefit of a Group Company;

(vii)	exceeds a contract value of GBP 50,000 or its equivalent in any local currency and was entered into by a Group Company otherwise than on an arm’s-length basis; or

(viii)

exceeds a contract value of GBP 50,000 or its equivalent in any local currency and, as a result of the purchase of the Group by the Purchaser, will entitle any party to exercise any termination rights which would not otherwise have arisen; and

(e)	“Material Independent Operator Agreement” means each Independent Operator Agreement listed in Part B of Schedule 8.

9.2

Copies of all Material Contracts are contained in folder “Q&A—Foxtrot 1.11.1” in the Data Room. Summaries (including summaries of the material provisions) of the Independent Operator Templates used by the Group in each of the jurisdictions in which it operates are set out in Appendix 6 of the Legal Fact Book and copies of such Independent Operator Templates are set out in the Data Room in folder 3.6.4.

9.3	Each Material Contract is in full force and effect and binding on the parties to it.

9.4	The Data Room contains copies of any standard terms and conditions generated by a Group Company to use with its customers or suppliers.

9.5	Each relevant contracting entity to each of the Material Contracts is, or following completion of the Separation will be, a Group Company.

9.6

There are no customers or ordinary course suppliers (excluding landlords of the Properties or utilities suppliers) other than the Substantial Customers or the Substantial Suppliers that account for more than 5% of the revenue or expenditure (as applicable) of the Group.

9.7	There are no outstanding quotations or tenders for a contract issued by a Group Company that, if accepted by a counterparty to such Group Company, would constitute a Material Contract.

9.8	Copies of the Independent Operator Templates used in the Business as at the date of this Agreement are contained in the Data Room in folder 3.6.4.

9.9	All of the Material Independent Operator Agreements are based on the relevant Independent Operator Template for the relevant jurisdiction with no material deviations.

9.10	During the twenty four (24) months immediately preceding the date of this Agreement:

(a)	no Material Contract has been terminated (except where such Material Contract has automatically terminated or expired in accordance with its terms);

(b)	no Group Company has been notified in writing of any claim of material breach of a Material Contract by the relevant Group Company which has not been remedied;

(c)	no Group Company has been or is currently in breach of or in default under the terms of any Material Contract which has not been remedied.

9.11	During the period commencing on the date of this Agreement and ending on Completion, no written notice of termination of a Material Contract has been received or served by any Group Company.

9.12

No Group Company has given a power of attorney to any person to enter into any contract or commitment on its behalf that is still outstanding or effective, other than to its directors, officers and employees to enter into trading contracts in the ordinary course of their duties.

10.	Ownership of assets

10.1

Subject to the completion of the Separation, the Group has a valid lease or licence or, subject to the completion of the Separation, owns all assets necessary for the operation of the Business (as conducted on the date of this Agreement).

10.2	Each asset reflected in the Locked-Box Accounts, or which has been acquired by a Group Company since the Locked-Box Date (other than the Properties):

(a)	is legally and beneficially owned by a Group Company (or a Group Company otherwise has valid and legal right or title for its use);

(b)	where capable of possession, is in the possession or under the control of a Group Company; and

(c)

is free from Encumbrances (excepting rights and retention of title assignments (branchenübliche Eigentumsvorbehalte und Zessionen) or arrangements or any hire purchase or other arrangements arising by operation of law in the ordinary course of business).

11.	Properties

11.1

The Properties comprise all the premises and land presently owned, leased, occupied or otherwise used in connection with the businesses of each Group Company or in which any Group Company has any interest (whether legal or equitable) in respect of any real property.

11.2

A Group Company is: (a) the legal and beneficial owner of each of the owned Properties; and (b) the legal and beneficial owner of the leasehold interest in each of the leasehold Properties, and has good and marketable title to the Properties.

11.3	Where a Property is occupied or used under a lease or licence:

(a)	a Group Company is legally and beneficially entitled to occupy that Property;

(b)	the terms of any such lease or licence permit such occupation and/or use; and

(c)	no Group Company has received notice in writing of any subsisting material breaches of the terms of any lease or licence relating to the Properties.

11.4

Other than Encumbrances arising by operation of law or registered in any public registry, the Properties are not subject to or affected by any mortgage or charge (whether legal or equitable, fixed or floating), debenture or security interest including any which secure the payment of money or relate to any obligation or liability of any third party nor is there any agreement or commitment to create any Encumbrance.

11.5

In relation to each of the Properties, no Group Company has received any notice of any subsisting breach of any planning permissions, consents, statutes, orders or regulations affecting the Properties and their use.

11.6	The list of the Properties contained in the Legal Fact Book and at Data Room document 3.8.3.13 is complete in all material respects.

11.7	No Group Company has any continuing or contingent liability in respect of any property other than the Properties.

11.8

As far as Seller A is aware, each of the Properties has the benefit of all rights and easements necessary for their existing use and enjoyment and the Group has not received any notices from third parties claiming any right to restrict or otherwise interfere with the exercise of such rights and easements.

11.9

Since 31 December 2023, IMO Autopflege has continued to pay all rents due under the relevant lease to the landlord of the [***] site referred to in Section 10.2.1 of the Legal Fact Book as such rents have fallen due.

12.	Environmental

12.1

For the purposes of this paragraph 12, “material” shall mean a fact, matter or circumstance that shall have a monetary value to a Group Company of equal to or higher than GBP 100,000 on an individualised basis.

12.2	Each Group Company is, and has during the last three (3) years been, in material compliance with Environmental Law.

12.3

Each Group Company holds and has held during the last three (3) years and materially complies and has materially complied during the last three (3) years with all Environmental Consents required for the operation of its business and all such Environmental Consents remain in full force and effect.

12.4

There are no Hazardous Substances at, on or under any Property, and no Hazardous Substances are known by Seller A to have escaped, migrated or been emitted from any Property which, in each case, may give rise to material liability under the Environmental Law.

12.5

During the last three (3) years, there have been no claims or proceedings nor are there pending claims or proceedings against any Group Company with respect to any material breach of or material liability under Environmental Laws.

12.6	For the past three (3) years, no Group Company has received any written complaint or notice alleging or specifying any material breach of or material liability under any Environmental Law.

13.	Intellectual Property

13.1

Complete and accurate details (a) of all material Intellectual Property which is registered or the subject of an application for registration anywhere in the world in the name of any Group Company (the “Registered IP”) have been Disclosed in folders 3.3 and 3.9 of the Data Room.

13.2

All fees due up to, and steps required before, the date of this Agreement or Completion, as applicable, for the maintenance of the Registered IP have been paid in full or been taken. All Registered IP is valid and as far as Seller A is aware, no Group Company has done or omitted to do anything whereby any Registered IP could be revoked or invalidated or, in the case of rights which are the subject of applications, whereby the prospects of registration may be prejudiced. Seller A is not aware of (and no Group Company has been notified of) any reason why the applications forming part of the Registered IP should not proceed to grant in their current form in all material respects.

13.3	A Group Company is the registrant of all domain names listed in document 3.3.2.1 of the Data Room and the imocarwash.com domain name.

13.4

In respect of Intellectual Property used in the business of the Group, the Group (or a Group Company) either owns (as sole legal and beneficial owner and free and clear of all Encumbrances (other than as detailed in Disclosed IP Licences), or is licensed or permitted to use pursuant to IP Licences, such Intellectual Property. Complete and accurate copies of all material IP Licences are Disclosed (other than copies of IP Licences relating to off-the-shelf software). All the IP Licences are valid, in effect (and no written notice of termination has been served in relation to any of the IP Licences outside the ordinary course of business) and enforceable and no Group Company is in material breach of any of those licences and Seller A is not aware of any obligation to pay any amounts under any indemnity in the IP Licences. None of the material IP Licences is capable of termination by reason of the transactions contemplated in this Agreement.

13.5

To Seller A’s knowledge, carrying on the business of the Group as carried on at and in the three (3) years immediately prior to the date of this Agreement or Completion, as applicable, has not infringed or made unauthorised use of the Intellectual Property of any third party. In the three (3) years immediately prior to the date of this Agreement or Completion, as applicable, no Group Company has received any written notice or claim from any third party that a Group Company has infringed the Intellectual Property of any third party.

13.6

To Seller A’s knowledge, no third party is infringing or making unauthorised use of, or has in the three (3) years immediately prior to the date of this Agreement or Completion, as applicable, infringed or made unauthorised use of, any material Group Intellectual Property or has acted in such a way as to constitute passing off or unfair competition and, in the last three (3) years, to Seller A’s knowledge, no third party has threatened a Group Company in writing that such third party shall do so and the Group has made no claim or threat against a third party claiming that such third party is doing so.

13.7

No Group Company has received written notice in the three (3) years immediately prior to the date of this Agreement or Completion, as applicable, that any of the Group Intellectual Property is the subject of any current or threatened claim, opposition, proceedings or attack in relation to its validity or revocability or enforceability or as to the Group’s rights of ownership thereto or rights to use Group Intellectual Property.

13.8

Each Group Company takes reasonable steps to protect its rights in its Intellectual Property and to maintain the confidentiality of all proprietary information, know-how and trade secrets (the “Information”) material to the business of the Group as currently conducted, including without limitation to ensure the Information is not disclosed to any person except employees and third parties to whom disclosure is necessary in the normal course of the business and who are bound by a written contractual or statutory obligation of confidentiality in relation thereto. As far as Seller A is aware, there have been no breaches of said obligations of confidentiality.

13.9

As far as Seller A is aware, a Group Company is the sole, legal and beneficial owner or licensee of all Intellectual Property which subsists in (a) the car wash machines used in the business of the Group (the “IMO Car Wash Machines”) including without limitation the designs thereof; (b) the software, systems, products, plug ins that form part of and/or are used in connection with the IMO Car Wash Machines; and (c) the [***] payment process used in connection with the IMO car wash UK mobile application; and (d) the branding used in the Group’s business

(together, (a), (b), (c) and (d) are the “Proprietary Materials”). The Proprietary Materials and the other unregistered Group Intellectual Property were either (a) developed by employees, directors or Senior Managers of the Group in the course of their employment with the Group; or (b) developed by third parties from whom a written or statutory assignment or licence, in favour of a Group Company, of all Intellectual Property that such third party may have in the Proprietary Materials has been obtained.

13.10

All employees, directors and senior managers of the Group have assigned to the Group (either by contract or operation of the law) all Intellectual Property in any materials, software, components, machines, products, branding, works, inventions and/or designs which those employees, directors and senior managers have developed in the course of their employment or service agreement with the Group, including without limitation all Intellectual Property in the Proprietary Materials and the other unregistered Group Intellectual Property.

14.	Information technology

14.1	The material IT Systems are owned by, or licensed, leased or supplied by a third party to, a Group Company pursuant to a written IT Agreement.

14.2	Complete and accurate copies of all material IT Agreements are Disclosed (other than copies of IT Agreements relating to the use of off-the-shelf software).

14.3

All source code, code listings, source code comments, flow charts, tapes, indices, programming notes, designs, documentation and know-how relating to the Group Intellectual Property are recorded in human readable form and are in the possession or custody or under the control of the Group.

14.4

To Seller A’s knowledge, to the extent that the Group’s proprietary software have been developed using, or incorporate, or are reliant upon, Open Source Code, use of such Open Source Code in the relevant software does not make the licensing of the said software products conditional on disclosing the source code.

14.5

All software forming part of the IT Systems which is licensed to the Group is used on such terms as agreed between a Group Company and the relevant supplier in the ordinary course of business. No Group Company is in, or has been in, material breach of the terms of any software licences including without limitation any restrictions on numbers of users.

14.6

The IT Systems have not malfunctioned or failed during the twelve months prior to the date of this Agreement or Completion, as applicable, in a manner that has had a material adverse effect with respect to the business of any Group Company.

14.7

The Group has implemented reasonable and adequate backup, security and disaster recovery technology and procedures with respect to the IT Systems consistent in all material respects with general industry practices and legal requirements. The IT Systems have been subject to regular vulnerability and/or penetration testing. Copies of the most recent IT vulnerability and/or penetration tests carried out on the IT Systems are Disclosed and all suggested resolutions, recommendations and actions listed in such test reports have been fully implemented by the Company. As far as Seller A is aware, there have been no successful unauthorised intrusions or breaches of security of the IT Systems within the three (3) years immediately prior to the date of this Agreement or Completion, as applicable.

14.8

The Group has in place a disaster recovery plan which is fully documented and which, together with any necessary arrangement with third party service providers would as far as Seller A is aware, enable the business of the Group to continue if there were damage to or destruction of some or all of the IT Systems.

14.9	The IT Systems are not shared with or used by or on behalf of or accessible by any person other than the Group Companies.

15.	Insurance

15.1	Each Group Company and all of its normally insurable assets are, and at all material times have been, covered consistent with industry practice against risks against which it is normal to insure.

15.2	Copies of the summaries of the insurance policies of the Group now in force (the “Policies”) are contained in folder 4.1 of the Data Room.

15.3	In respect of each of the Policies:

(a)	such Policies are in full force and effect;

(b)	such Policies are maintained by a Group Company and not a Seller Group Company;

(c)	current/historical limits of such Policies have not been exhausted or materially reduced;

(d)	all premiums due have been paid in full as they fall due to date and no Group Company is required to pay any additional premiums other than those set out in the summaries of the Policies; and

(e)	no written insurance claim made under any Policies for an amount in excess of EUR 150,000 is outstanding.

15.4

All ground-up losses in the twenty four (24) months immediately prior to the date of this Agreement have been disclosed. Any knowledge of an occurrence that gives rise to a claim has been reported to the carrier in line with required reporting procedures.

15.5

As far as Seller A is aware, there are no circumstances which could cause insurers to refuse cover in whole or in part on any outstanding insurance claims. Estimates on all outstanding claims are reasonable.

15.6

No Group Company has received any written notice of termination or non-renewal or of intention to terminate or not renew any of the Policies and, so far as Seller A is aware, no such notice is threatened against any Group Company.

15.7	No Group Company has done anything or omitted to do anything which, so far as Seller A is aware, make any of the Policies void or voidable.

16.	Employees and consultants

16.1	For the purposes of this paragraph 16, references to “Employees” of the Group or a Group Company include the RHL Employees.

16.2

Accurate and anonymised details of all Employees, and their principal terms of employment including their employing entity, job title, place of work, annual salary, bonus entitlement, date of commencement of continuous employment, employment status are contained in the Data Room.

16.3

Accurate and anonymised details of all workers engaged by any Group Company and the principal terms of their contracts including name of their engaging entity, position, place of work, start date of each contract and rate of remuneration, are contained in the Data Room.

16.4

Other than the Independent Operators, the Group does not engage any other individual natural persons (whether directly or indirectly by contracting with an intermediary such as a personal services company) as independent contractors.

16.5	All of the Group’s Employees and workers listed in the Data Room are directed by the applicable Group Company to engage wholly or mainly in the business of the Group and not the Seller Group.

16.6

So far as Seller A is aware, there is no person previously employed by a Group Company who now has or may in the future have a right to return to work or a right to be reinstated or re-engaged by that Group Company.

16.7

Copies of the individual terms of employment of each Senior Manager are contained in the Data Room. There are no outstanding offers of employment to any person who would, if such offer were to be accepted, be a Senior Manager.

16.8

Copies of the Group’s standard terms of employment or engagement or services (for employment or worker relationships), staff handbooks, policies and procedures which apply to the Group’s Employees or workers are contained in the Data Room.

16.9

As at the date of this Agreement or Completion, as applicable, no Senior Employee has given written notice terminating his contract of employment or is under notice of dismissal nor are there any proposals to terminate the employment or engagement of any Senior Employee. No Senior Employee is subject to a current disciplinary or grievance procedure or active written warning.

16.10

There is not in existence any contract between a Group Company and any Senior Employee which cannot be terminated by six months’ notice or less without giving rise to a claim for damages or compensation (except for claims in respect of a statutory redundancy payment or a statutory award of compensation for unfair dismissal) or any other liability on the part of the Group Company and for which only wages and salary, bonus and pensions up to the date of termination would be due.

16.11

As at the date of this Agreement or Completion, as applicable, the salaries, remuneration and wages and other benefits (other than holiday pay accrued for the current holiday year) of Employees and workers, all related payments to third-party benefit providers and all related payments to the relevant authorities (save such payments made during the month following the payroll period in the ordinary course of business consistent with past practice and accrued bonus amounts not yet payable to an employee of the Group) have been paid or discharged in full. There are no material amounts owing or agreed to be loaned or advanced by any member of the Group to any of its Employees or workers.

16.12

Save for the Disclosed Transaction Bonuses, no material changes to the terms or conditions of any Senior Employee or worker of the Group have been made, announced or proposed in the six (6) months prior to the date of this Agreement or Completion, as applicable, no such change has been promised or proposed to any such person in writing.

16.13

No Group Company (nor any predecessor or owner of any part of their respective businesses) has been a party to a relevant transfer for the purposes of the TUPE Regulations (or equivalent regulations) affecting any of the individuals employed or engaged by the Group in the two (2) years immediately preceding the date of this Agreement, and no event has occurred that may involve such persons in the future being a party to such a transfer [***].

16.14

Copies of relevant material agreements are contained in the Data Room of any trade union, works council and/or other employee representative body recognised or established by the Group and, other than as set out in the Data Room, there are no outstanding proposals for the recognition or establishment of any trade unions, works councils and/or other employee representative bodies in relation to the Group. No Group Company is a party to any collective bargaining agreement. No consultation with, or consent from, any trade union, works council and/or other employee representative body is required in connection with the transactions contemplated by the Transaction Documents.

16.15

There is no current dispute between any Group Company and any individual employed or engaged (or formerly employed or engaged) by any Group Company that would reasonably be expected to result in a material adverse effect on the Group, and there is no current dispute between any Group Company and any trade union, works council and/or other employee representative body, nor, as far as Seller A is aware, has any dispute been threatened in writing to a Group Company that would reasonably be expected to result in a material adverse effect on the Group.

16.16

There are no actual or contingent liabilities outstanding or due from any Group Company in connection with any employment or engagement and/or the termination of employment or engagement of any former employee, worker or Contractor or any employee, worker of Contractor of such Group Company.

16.17

Accurate summary details of all bonus, commission, share incentive, share option and other equity incentive arrangements as well as all medical and permanent health insurance, car benefit and enhanced redundancy schemes and other material benefit arrangements operated by any Group Company, including employee benefit trusts, are disclosed in the Data Room.

16.18

No Group Company has within the twelve months immediately prior to the date of this Agreement been under an obligation to give notice of any redundancies to the Secretary of State or to start consultation with any independent trade union or works council or other body representing employees or failed to comply with any such obligation.

17.	Pensions

17.1

Save in respect of the Disclosed Schemes and any state social security arrangements or deferred compensation schemes according to sec. 1a German Company Pension Act (BetrAVG), no Group Company has an obligation to provide, or contribute towards, or has any actual or contingent liability in respect of, any scheme or arrangement which provides or will or may provide pension, death, retirement, lump-sum, ill-health, disability or accident benefits in respect of any individual employed or engaged (or formerly employed or engaged) by any Group Company or in each case their dependents.

17.2	Save in respect of the German Pension Scheme, no Group Company has been a participating employer in a defined benefit scheme or has any liability in respect of a defined benefit pension scheme.

17.3	Summary details of the Disclosed Schemes have been included in the Data Room.

17.4

The Disclosed Schemes are in all material respects being operated in accordance with the provisions of their governing documentation and Applicable Law. Each Group Company has complied in all material respects with its automatic enrolment obligations as required by Applicable Law.

17.5	To Seller A’s knowledge, there are no complaints, claims or disputes pending or threatened in writing in relation to the Disclosed Schemes made by any Employees of any Group Company.

17.6	To Seller A’s knowledge, no Employee who has a right to an early retirement benefit has been transferred to the employment of a Group Company pursuant to the TUPE Regulations.

17.7	All employer and employee contributions, premiums, expenses and other sums due to or in respect of the UK Pension Schemes have been paid on time in respect of the period up to Completion.

18.	Data protection

18.1

Each Group Company has during the three (3) years immediately prior to the date of this Agreement or Completion, as applicable, materially complied with (and is in material compliance with) Data Protection Legislation.

18.2	No Group Company has in the three (3) years immediately prior to the date of this Agreement or Completion, as applicable:

(a)

received any written notice, request, correspondence or other communication from any regulatory body or authority relating to a breach or alleged breach of its obligations under the Data Protection Legislation;

(b)	been subject to any enforcement action (including fines or other sanctions) relating to a breach or alleged breach of its obligations under the Data Protection Legislation;

(c)

to Seller A’s knowledge, suffered any material breach of security leading to the accidental or unlawful destruction, loss or alteration of, or the unauthorised disclosure of or access to, any Personal Data (including as a result of any of its processors’ processing) which has resulted in a risk to the rights of relevant data subjects and/or has been reported to the UK Information Commissioner’s Office or other regulatory body or authority or data subjects; or

(d)

received any written notice, claim, complaint, correspondence or other communication from a data subject or any other person claiming a right to compensation under the Data Protection Legislation or alleging any material breach of the Data Protection Legislation.

19.	Legal and regulatory compliance

19.1

There is no material investigation, disciplinary proceeding or enquiry by and no material order, decree, decision or judgment of, any Government Authority has been made during the past three (3) years against any Group Company.

19.2

All material licences, consents, permits and authorisations that are necessary for the effective carrying on of the business of the Group in the places and substantially in the manner in which such business is now carried on (the “Authorisations”) have been obtained and are valid and subsisting.

19.3

To Seller A’s knowledge, each Group Company is conducting and has at all times conducted, its business activities and corporate affairs in compliance, in all material respects, with all Applicable Laws and the Authorisations.

19.4	To Seller A’s knowledge, there is no reason why any Authorisation should be varied, suspended, cancelled or revoked or not renewed on the same terms in the ordinary course.

19.5	No Group Company has received any written notice from any authority that a Group Company is or may be in violation or is, to Seller A’s knowledge, the subject of any pending or threatened investigation of a violation of any Applicable Laws or of any Authorisation or that a Government Authority is intending to revoke, suspend, vary or limit any Authorisation or that any material amendment to any Authorisation is required to enable the continued operation of the business of the Group in any respect and, to Seller A’s knowledge, there are no facts or circumstances likely to give rise to such investigation or enquiry.

19.6

No Group Company has in the last three (3) years received any written process, notice, request for information or other communication (whether formal or informal or whether or not in writing) from, or has given any undertaking to, any competition or other authority having jurisdiction in competition laws.

19.7	No Group Company is subject to any prohibition, order, condition, undertaking, assurance or similar measure or obligation imposed by or under any of the competition laws.

19.8

For the purposes of this paragraph 19.6, the term “competition laws” means any applicable laws, regulations, rules or other enactments whatever dealing (without limitation) with state aid, public procurement, anti-dumping, anti-competitive agreements decisions or concerted practices, monopolies, abuse of dominant position, other anti-competitive behaviour, merger situations or concentrations and the requirements of any regulatory regime, including applicable consumer-protection laws, to which a Group Company may be subject in any area of its activities in the UK, EU, EEA, or any other jurisdiction in which a Group Company carries on business.

20.	Litigation

20.1

No Group Company is involved (whether as claimant or defendant or otherwise) in any litigation, arbitration or administrative or criminal proceedings, which, if successful, is reasonably expected to result in a cost to the Group in respect of any individual claim or proceeding in excess of EUR 100,000 (other than as claimant in the collection of debts arising in the ordinary course of its business), and to Seller A’s knowledge, there are no facts or circumstances likely to give rise to any such litigation, arbitration or administrative or criminal proceedings.

20.2

No litigation, arbitration or administrative or criminal proceedings by or against any Group Company of the type described in Paragraph 20.1 have been threatened in writing by or against any Group Company.

20.3	There exists no outstanding order, decree, judgment or injunction of any court, tribunal or Government Authority against a Group Company.

21.	Anti-bribery and corruption

21.1

No Group Company nor any of its Associated Persons is engaged in or has at any time in the last three (3) years been engaged in any activity, practice or conduct which would constitute an offence pursuant to, or would otherwise be a breach of, applicable Anti-Bribery Laws.

21.2	In the last three (3) years, no Group Company nor any of its Associated Persons has:

(a)

received any written notice alleging that such Group Company or its directors, officers, employees or other persons acting on its behalf has violated any Anti-Bribery Laws, or that such Group Company or its operations is or may be subject to any investigation, inquiry or enforcement proceedings related to Anti-Bribery Laws, nor have any such investigations, inquiries or proceedings been threatened in writing; or

(b)	carried out any internal investigation or made a voluntary disclosure to any Government Authority, in relation to a violation of any Anti-Bribery Law.

21.3

No Sanctioned Person has any beneficial or other interest in this Agreement nor, as far as Seller A is aware, will have any participation in or derive any other financial or economic benefit from this Agreement.

21.4

No Group Company nor any of its Associated Persons has conducted or engaged, nor conducts or engages, in any activities, sales, purchases, transactions, business, dealings or deliveries in or with or from or to, a country that is subject to Sanctions or any person that at such time was a Sanctioned Person.

21.5

Each Group Company and each of its Associated Persons has conducted its business in compliance with Applicable Laws in respect of Sanctions and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

21.6	No Group Company has received written notice of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

22.	Taxation

22.1

All Tax Returns required by Applicable Law to have been made or submitted to any Tax Authority by each Group Company in the last four (4) years for any Tax purpose have been duly made or submitted and remain true, complete and accurate in all material respects and all such Tax Returns were submitted within the applicable time limits.

22.2

The Locked Box Accounts make full provision or reserve within generally accepted accounting practice for all Taxation liabilities assessed on each Group Company or for which each Group Company is or may become accountable in respect of (a) income, profits or gains arising or accruing or deemed to arise or accrue on or before the Locked Box Date and (b) any transactions effected or deemed to be effected on or before the Locked Box Date or provided for in the Locked Box Accounts.

22.3

All Tax for which each Group Company has, within the last four (4) years, been liable to pay or account to any Tax Authority has been duly and punctually paid. No Group Company has paid or become liable to pay to any Tax Authority any material penalty, fine, surcharge or interest in respect of Tax or to provide any security in respect of any amount of Tax.

22.4

No Group Company has, within the last four (4) years, entered into any written concession, agreement or arrangement with a Tax Authority pursuant to which a Group Company has been authorised not to comply with what, but for such concession, agreement or arrangement, would be its statutory obligation.

22.5

No Group Company has, within the last four (4) years, been involved in any dispute with or investigation, audit or enquiry by any Tax Authority (in each case other than routine enquiries) and no Group Company has received written notice that it is, nor does it have any reason to believe that it is reasonably likely to be, subject to any such dispute, investigation, audit or enquiry by a Tax Authority.

22.6

Each Group Company has, within the last four (4) years and within applicable time limits, maintained and is in possession of all material records required by Applicable Law to be maintained by it for Tax purposes or necessary in order for it to calculate any liability in respect of Tax.

22.7

Each Group Company has, within the last four (4) years, properly deducted or withheld from payments made by it all withholding tax required to be deducted or withheld and within the applicable time limits reported, remitted and/or otherwise accounted for all withheld tax which it is or was liable to report, remit and/or account for to the appropriate Tax Authority.

22.8

Each Group Company is, and within the last four (4) years has been, resident in its country of incorporation for Tax purposes and no Group Company has had a permanent establishment or other taxable presence for Tax purposes in a country other than the country of its incorporation.

22.9

No Group Company has been involved in or is a party to any scheme, arrangement, transaction or series of transactions the main purpose, or one of the main purposes of which was the avoidance or evasion of Tax.

22.10

No Group Company is, nor has within the last four (4) years been, a member of any group, consolidation, unity, fiscal unity, group registration or group payment arrangement of any type for any Tax, except as set out in the Disclosure Letter.

22.11

No Group Company is or has been part of an MNE Group (as defined for the purposes of any Pillar Two Law) and no Group Company is or has been required to compute its liability to any Tax by reference to any Pillar Two Law.

22.12	The entry into, or the satisfaction of any condition, to this Agreement and/or the completion of the Transaction will not result in any material amount of Tax being due from any Group Company.

SCHEDULE 4

LIMITATION ON LIABILITY

1.	General Limitations on Warranty Claims

1.1

Save in the event of fraud or fraudulent misrepresentation by a Seller, the Sellers shall not be liable for any Warranty Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Warranty Claim:

(a)

is Disclosed in (i) any Transaction Document, (ii) any Due Diligence Report (provided that the Purchaser is given reliance of such Due Diligence Report on Completion) or (iii) any document contained in the Data Room; or

(b)	is specifically provided for in the Locked-Box Accounts;

2.	Time Limits

2.1

The Sellers shall not be liable in respect of any Claim unless written notice of such Claim is given by the Purchaser to the Sellers in accordance with Clause 25 (Notices) of this Agreement on or before the earlier of:

(a)	in the case of a Fundamental Warranty Claim, the date falling twelve (12) months after (and excluding) the date of Completion;

(b)	in the case of any Business Warranty Claim, the date falling thirty-six (36) months after (and excluding) the date of Completion;

(c)	in the case of any Tax Claim (other than an Indemnified Tax Liability Claim), the date falling seven (7) years after (and excluding) the date of Completion;

(d)	in the case of any Indemnified Tax Liability Claim, the date falling sixty-six (66) months after (and excluding) the date of Completion;

(e)	[***]

(f)	in the case of a Separation Indemnity Claim, the date falling sixty-six (66) months after (and excluding) the date of Completion;

(g)	in the case of a Claim under or in connection with Clauses 13.1(a) to 13.1(d) (inclusive), the date falling four (4) years after (and excluding) the date of Completion;

(h)	in the case of any Claim under Clause 15 (Confidential Information; Announcements), the date falling six (6) years after (and excluding) the date of Completion;

(i)	in the case of any other Claim not covered under (a) to (h) (both inclusive) above, the date falling eighteen (18) months after (and excluding) the date of Completion.

2.2

Any notice served by the Purchaser pursuant to Paragraph 2.1 shall be served as soon as reasonably practicable and specify, in such detail as is reasonably available to the Purchaser at the time, the legal and factual basis of the Claim, the nature of the Claim and the Purchaser’s reasonable estimate (if known), on a without prejudice basis, of the amount likely to be claimed. Any failure or delay by the Purchaser in giving notice under this Paragraph 2.2 does not affect the Purchaser’s ability to make a Claim; however, to the extent that such failure or delay materially prejudices such Seller’s ability to defend or mitigate the Claim, the parties acknowledge that a court may (in its sole and absolute discretion) have regard to such failure or delay when determining any damages to be awarded.

2.3

In respect of any Claim (other than an Indemnity Claim or Tax Claim), the Sellers shall be liable in respect of such Claim (if such Claim has not been previously satisfied, settled or withdrawn) only if legal proceedings in respect of such Claim are commenced (by being both issued and served) (and in particular in accordance with the time limits set out in the Civil Procedure Rules of the courts of England and Wales) no later than six (6) months after notice of the Claim was delivered to the relevant Seller(s), except where the Claim arises as a result of, or in connection with, a liability which is contingent or otherwise not capable of being quantified, in which case the six (6) month period shall commence on the date on which such liability becomes an actual liability or becomes capable of being quantified (as the case may be).

3.	Monetary Limits

3.1

The maximum aggregate combined liability of the Sellers in respect of any and all [***] Indemnified Tax Liability Claims (other than a claim under paragraph 2.1(b)(iv) or 2.1(b)(v) of Schedule 9 (Tax Covenant)) shall in any event not, in the aggregate, exceed EUR 7,500,000.

3.2	The maximum aggregate combined liability of the Sellers in respect of any claim under paragraph 2.1(b)(iv) of Schedule 9 (Tax Covenant) shall in any event not, in the aggregate, exceed EUR 20,000,000.

3.3	The maximum aggregate combined liability of the Sellers in respect of any claim under paragraph 2.1(b)(v) of Schedule 9 (Tax Covenant) shall in any event not, in the aggregate, exceed EUR 5,600,000.

3.4

Without prejudice to the limitations set out in Paragraphs 3.1 and 3.2 above, the maximum aggregate liability of each Seller under or in connection with this Agreement in respect of any and all Seller Claims (for the avoidance of doubt, including any and all Separation Indemnity Claims and Fundamental Warranty Claims) shall in any event not, in the aggregate, exceed the amount of the Share Consideration paid to such Seller at Completion pursuant to this Agreement (reduced, if applicable, by the amount of any recovery under any Seller Claims from time to time).

3.5

Notwithstanding any provisions in this Agreement to the contrary, the Purchaser agrees that the maximum aggregate combined liability of the Sellers in respect of all Warranty Claims and claims under paragraph 2 of the Tax Covenant other than Indemnified Tax Liability Claims shall not exceed EUR 1.00.

3.6

For the purposes of the limits set out in Paragraphs 3.1 to 3.5 (both inclusive) of this Schedule 4, the liability of each Seller shall be deemed to include the amount of all costs, expenses and other liabilities (together with any irrecoverable VAT thereon and any other amount of or in respect of Tax thereon) payable by such Seller in connection with the satisfaction, settlement or determination of any Claim (as applicable).

3.7

Notwithstanding any provisions in this Agreement to the contrary, paragraph 3.1 of Schedule 9 (Tax Covenant) shall apply in respect of the Sellers’ liability in respect of any Tax Claims to the extent specified therein.

4.	Remedial Action

4.1

Where a breach giving rise to a Claim (other than a Fundamental Warranty Claim, Warranty Claim or Tax Claim) is capable of remedy, the Purchaser shall not be entitled to make any claim (whether for damages or otherwise) in respect of such breach if and to the extent the breach is remedied (whether by being made good or otherwise by being compensated for without cost to the Purchaser or any member of the Purchaser’s Group (including for these purposes the Group), to the satisfaction of the Purchaser (acting reasonably)) within ninety (90) days after notice of the Claim (other than a Fundamental Warranty Claim, Warranty Claim or Tax Claim) is given under Paragraph 2.1 above.

5.	Recovery from third parties

5.1

Save in the case of a Fundamental Warranty Claim, Warranty Claim or Tax Claim, where the Purchaser or any Group Company recovers any amount from any other person in respect of a matter which would give rise to a Claim, the amount of the Claim (other than a Fundamental Warranty Claim, Warranty Claim or Tax Claim) shall be reduced by the amount recovered (less the Taxes and reasonable costs and expenses incurred by the Purchaser or relevant Group Company in making such recovery).

5.2

If either Seller has paid an amount that discharges in full any Claim (other than an Indemnity Claim or Tax Claim), and the Purchaser or any Group Company recovers from a third party (other than a member of the Purchaser Group), a sum that indemnifies or otherwise compensates the Purchaser or Group Company (in whole or in part) for the losses which are the subject matter of such Claim, the Purchaser or the relevant Group Company shall pay to such Seller no later than ten (10) Business Days after receipt of such sum an amount equal to the lower of: (i) the sum recovered from the third party less any costs and expenses reasonably incurred in obtaining such recovery and any Taxes and (ii) the amount paid by such Seller to discharge the Claim (to the extent not previously refunded under this Paragraph 5.2).

6.	Changes in Legislation

6.1

The Sellers shall not be liable for any Seller Claim (other than a Fundamental Warranty Claim, Warranty Claim, a Tax Claim or an Indemnity Claim) to the extent that it would not have arisen but for, or has been increased as a result of, any change in any Applicable Law or published practice (or the interpretation thereof), any judgment or any change in any accounting basis, policy or practice of the Group, in each case made on or after the date of this Agreement.

7.	Purchaser actions

The Sellers shall not be liable in respect of any Seller Claim (other than a Fundamental Warranty Claim, Warranty Claim, Tax Claim or, save as provided in 7(c) below, an Indemnity Claim) if and to the extent that the matter giving rise to the Claim arises, or the relevant liability is accelerated or increased, as a result of:

(a)	any act or omission carried out or omitted pursuant to and in accordance with this Agreement, including any failure by the Purchaser to comply with any of its obligations thereunder;

(b)

any act or omission carried out or omitted by or at the written request of or with the written consent of the Purchaser or any of its Related Persons or carried out by any such person or any of its or their successors in title or assigns on or after the Completion Date; or

(c)

in respect of an Indemnity Claim, the Indemnity Claim arises or is accelerated or increased as a result of the Purchaser’s unsolicited approach to any relevant third party in respect of the subject matter of the Indemnity Claim (except where such communication was made in order to comply with any law or regulation in force at Completion or to comply with generally accepted accounting practice in effect at Completion, or with the written agreement of or at the written request of any member of the Seller Group).

8.	Single recovery

The Purchaser shall not be entitled to recover under this Agreement more than once in respect of the same liability, loss, cost, shortfall, damage, deficiency or amount for which the Purchaser would otherwise be entitled to claim (and for this purpose recovery by the Purchaser or any Group Company shall be deemed to be a recovery by each of them) and no amount (or part of any amount) shall be taken into account, set off or credited more than once under this Agreement, with the intent, in each case, that there will be no double counting under this Agreement. The Purchaser agrees that no Claim arising out of the same facts, matters, events or circumstances shall be brought against each of Seller A and Seller B on a several basis for the full aggregate amount of the Claim against each Seller, and in any event the aggregate liability of the Sellers in respect of such Claim shall not exceed the amount that would have been recoverable had the Claim been brought against a single Seller. Save in the case of any Fundamental Warranty Claim, Indemnity Claim or a Leakage Claim, the Purchaser acknowledges and agrees that its sole recourse in respect of any facts, matters, events or circumstances that result in a liability, loss, cost, shortfall, damage, deficiency or amount for which the Purchaser would be entitled to bring a Warranty Claim shall be a claim against the W&I Policy.

9.	Information

The Purchaser acknowledges that the information contained in the Data Room or otherwise provided or made available to the Purchaser, the Purchaser Group or any of their respective Representatives was provided to it on the basis that (except as expressly set out in this Agreement) neither Seller nor any of their respective advisers makes any representation or warranty as to the accuracy or completeness of such information or accepts any duty of care to the Purchaser in respect of the provision of such information.

10.	Purchaser’s knowledge

The Purchaser acknowledges and agrees that it shall not be entitled to make a Claim (and neither Seller shall be liable in respect of any Claim), other than a Warranty Claim, Fundamental Warranty Claim, Indemnity Claim or Tax Covenant Claim if any of the following individuals has actual knowledge of any fact, matter, event or circumstance as at the date of this Agreement that would result in the Purchaser making a Claim: Michael Esposito, David O’Donnell, Luke Stanford, Grant Mueller, Alex Chang, Justin Fawcett, Scott Romanoff, Brandon, Emmerich, Jonathan Figueroa and Tim Miller.

11.	General limitations

Except as otherwise expressly provided in this Agreement, no Party shall be liable under a Claim under this Agreement for any indirect or consequential losses, loss of profits, loss or goodwill, loss of revenue, loss of business, loss of opportunity or damages calculated on a multiple valuation theory or any reputational, punitive or aggravated damages (in each case whether actual or prospective).

12.	Fraud

If a Claim arises or is increased due to, or is delayed as a result of, fraud or fraudulent misrepresentation by or on the part of one or both of the Sellers, none of the limitations contained in this Schedule 4 or Schedule 9 shall apply to such Claim.

13.	Purchaser’s liability

Notwithstanding any other provision of this Agreement, except in the case of fraud or fraudulent misrepresentation by the Purchaser, the Purchaser’s liability in respect of any claims under or on respect of this Agreement shall not exceed an amount equal to the Share Consideration.

14.	Corresponding Benefit

In assessing any damages or other amounts recoverable in respect of an Indemnity Claim (other than a Tax Claim, Fundamental Warranty Claim or Warranty Claim), there shall be taken into account any Relief arising to the Purchaser or a Group Company which would not have arisen but for the fact, matter or circumstance giving rise to the Indemnity Claim and, for those purposes, the amount of Tax which is actually saved or otherwise recovered by reason of the Relief in the accounting period in which the fact, matter or circumstance giving rise to the Indemnity Claim arises or which the Purchaser reasonably believes will be saved or otherwise recovered by the Purchaser or a Group Company in respect of the accounting period immediately following the accounting period in which the fact, matter or circumstance giving rise to the Indemnity Claim arises, shall be the amount which is taken into account.

15.	Conduct of Claims

15.1	If the Purchaser becomes aware of a Demand, the Purchaser shall:

(a)

give written notice (and a copy) of that Demand to the Sellers as soon as reasonably practicable (and in any event within five (5) Business Days of becoming so aware), provided that any failure by the Purchaser to give said notice within the timeframe shall not limit the liability of the Seller in connection with the subject matter of the Demand except and only to the extent the Seller is materially prejudiced by such failure; and

(b)	subject to the remaining provisions of this Paragraph 15.1, not make any admission of liability or otherwise settle, pay or compromise the liability which is the subject of the Demand.

15.2

Subject to Paragraph 15.3, 15.4 and 15.5 and the Sellers indemnifying the Purchaser and the relevant Group Company against any reasonable out-of-pocket costs or expenses properly incurred, the Purchaser shall or shall procure that the relevant Group Company shall take any action to dispute, appeal, compromise, defend, contest, settle or not settle any Demand as the Sellers may reasonably request in writing provided that neither the Purchaser nor the relevant Group Company shall be obliged to:

(a)

comply with any request of the Sellers which involves contesting any Demand before any court, tribunal or other appellate body unless the Sellers obtain the written opinion of a solicitor or barrister (or relevant non-UK equivalent) of at least 10 years’ experience in the relevant subject matter of the Indemnity Claim that such contest will, on the balance of probabilities, be successful;

(b)	take any action nor procure any action is taken where such a request is made where the Sellers are the subject of insolvency or similar proceedings; or

(c)

take any action to the extent that such action could reasonably be expected to result in a liability of the Purchaser in respect of which the Purchaser is not indemnified (or otherwise entitled to claim under a covenant to pay) by the Sellers.

15.3

Where Paragraph 15.1 applies, the Purchaser shall at the Seller’s written request provide the Sellers with all material information and material documentation in the possession of the Group Companies which relate to the relevant Demand as soon as reasonably practicable and, where the Purchaser or a Group Company receives any demand, notice or material communication from any person which relates to the relevant Demand or any steps taken pursuant to Paragraph 15.2, the Purchaser shall provide written notice and a copy of the same to the Sellers within three (3) Business Days of receipt of the same.

15.4

Nothing in this Paragraph 15 shall oblige the Purchaser to take any action which would, in the opinion of the Purchaser (acting reasonably and in good faith) interfere with, or have any material adverse effect on the Business of the Group, including by way of disrupting any material contract or business relationship of any Group Company (including with any customer or supplier thereof), which in all cases the Purchaser (acting reasonably and in good faith) determines to be materially important to the ongoing operation of the Business.

15.5

If within thirty (30) Business Days (or such other period as is reasonable in the circumstances) of service of the notice under Paragraph 15.1, the Sellers do not request the Purchaser or relevant Group Company to take any action pursuant to Paragraph 15.2 or fail within that period to indemnify the Purchaser and the relevant Group Companies, the Purchaser shall have conduct of the Demand.

15.6

Where, in accordance with paragraph 15.4, the Purchaser has conduct of the Demand, the Purchaser shall, if requested reasonably in writing by the Sellers: (i) provide the Sellers with copies of any material documents or communications relating to the Demand; and (ii) consult, acting reasonably and in good faith, with the Sellers and the Sellers’ advisors regarding the Demand.

SCHEDULE 9

TAX COVENANT

1.	DEFINITIONS

1.1	In this Schedule 9 (Tax Covenant), in addition to those terms defined in Clause 1, the capitalised terms set out below have the following meanings:

“Actual Tax Liability” means any liability of a Group Company to make or suffer an actual payment of Tax or an amount in respect of Tax;

“Accounts Relief” means a Relief, the availability of which:

(a)	has been included as an asset in the Locked-Box Accounts;

(b)	has been taken into account in computing (and reducing) a provision for deferred tax which appears in the Locked-Box Accounts; or

(c)	has been taken into account in computing (and eliminating) a provision for deferred tax such that it has resulted in no provision for deferred tax being made in the Locked-Box Accounts;

“Corporate Interest Restriction” means the corporate interest restriction rules contained in Part 10 of and Schedule 7A to the Taxation (International and Other Provisions) Act 2010;

“Demand” means any assessment (including a self-assessment), notice, demand, letter or other document issued by or action taken by or on behalf any Tax Authority from which it appears that the Sellers are or may be liable under the Tax Covenant in respect of an Indemnified Tax Liability for an amount in excess of EUR 1 (and takes precedence over the definition of “Demand” in paragraph 15 of Schedule 4 (Limitations on Liability) for the purposes of interpreting this Schedule 9 (Tax Covenant)) and (ii) applying paragraph 15 of Schedule 4 (Limitation on Liability) insofar as it relates to any Indemnified Tax Liability);

“Deemed Tax Liability” means:

(a)	the Loss of an Accounts Relief; or

(b)

the use or set off of any Purchaser’s Relief in circumstances where, but for such use or set off, a Group Company would have had an Actual Tax Liability in respect of which the Sellers would have had a liability under this Schedule 9 (Tax Covenant);

“Event” includes any transaction (including the sale and purchase of the Shares pursuant to this Agreement), act, event, circumstance, state of affairs or omission, (including, without limitation, any change in the residence of any person for the purposes of any Tax or the death of any person) and any reference to an Event that occurs or occurred on or before Completion shall include an Event that, for Tax purposes are deemed to have occurred on or before Completion;

“GPA” has the meaning given in Paragraph 3.4;

“Income, Profits or Gains” means income, profits, gains or any other standard or measure for the purposes of any Tax and references to Income, Profits or Gains earned, accrued or received on or before a particular date (including, without limitation, Completion) shall include Income,

Profits or Gains deemed or treated for Tax purposes as earned, accrued or received on or before that date;

“Indemnified Tax Liability” means:

(a)	any Tax Liability falling within paragraph 2.1(b); and

(b)	any amounts falling within paragraph 2.1(d) relating to a successful claim in respect of the matters falling within paragraph 2.1(b);

“Indemnified Tax Liability Losses” means the aggregate amounts in respect of Actual Tax Liabilities or Deemed Tax Liabilities falling within paragraph (b) of the definition of Deemed Tax Liability (other than any Deemed Tax Liability which is the use or set off of an Accounts Relief) which a Group Company has paid, borne or otherwise suffered for which a Seller would have been liable under this Tax Covenant but for the monetary limits set out in paragraphs 3.1 or 3.2 of Schedule 4 (Limitation on Liability);

“Loss” means absence, failure to obtain, non-existence, non-availability, reduction, modification, loss, counteraction, cancellation, nullification, utilisation, disallowance, withdrawal or clawback for whatever reason (and takes precedence of the definition of “Losses” in Clause 1 for the purposes of interpreting this Schedule 9 (Tax Covenant));

“Overprovision” means, applying the accounting policies, principles and practices adopted in relation to the preparation of the Locked-Box Accounts, the amount by which any provision for tax in the Locked-Box Accounts and/or the EV to Equity Bridge is overstated, except where that overstatement arises due to:

(a)	a change in law or other change described in paragraph 3.1(d) of this Schedule;

(b)	a change in the accounting bases on which a Group Company values its assets;

(c)	a voluntary act or omission of the Purchaser or any Group Company; or

(d)	any Relief,

that, in each case, occurs or arises after Completion;

“Post-Completion Relief” means any Relief arising to a Group Company as a result of any Event occurring after Completion or arising in the ordinary course of business of a Group Company in respect of an Event occurring between the Locked-Box Date and Completion;

“Purchaser’s Relief” means:

(a)	any Accounts Relief;

(b)	any Relief of any member of the Purchaser Group (other than a Group Company); and

(c)	any Post-Completion Relief;

“Saving” means the reduction or elimination of any liability of any Group Company to make an actual payment of corporation tax (at a time when the Group Company is a member of the Purchaser Group) for which the Sellers would not have been liable in respect of an Indemnified Tax Liability Claim, by the use of any Relief arising wholly as a result of a Tax Liability for which the Sellers have made a payment in respect of an Indemnified Tax Liability Claim;

“Seller’s Tax Group” means the Sellers and each other company or companies which have within the six-year period ending at Completion been treated as members of the same group as, or otherwise connected or associated in any way with, one or both of the Sellers for Tax purposes;

“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability; and

“Tax Statute” means any directive, statute, enactment, law, order, or regulation wherever enacted or issued, coming into force or entered into providing for or imposing any Tax including orders, regulations, instruments, bye-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision that amends, extends, consolidates or replaces the same or that was amended, extended, consolidated or replaced by the same.

1.2	References in this Schedule 9 (Tax Covenant) to Paragraphs are to Paragraphs in this Schedule 9 (Tax Covenant) unless otherwise stated.

1.3

It shall be assumed for the purposes of this Schedule (and in particular for calculating any Tax Liability or any Relief) that the date of Completion is the end of an accounting period for the purposes of any relevant Tax Statute, and all such adjustments and apportionments as may be required consequent upon such assumption shall be made in assessing liability or making any calculation required under this Schedule.

2.	COVENANT

2.1	The Sellers jointly and severally covenant with the Purchaser to pay to the Purchaser an amount equal to:

(a)	any Actual Tax Liability arising from, or by reference to:

(i)	any Income, Profits or Gains earned, accrued or received on or before Completion; or

(ii)	any Event which occurs or occurred on or before Completion;

(b)

any Actual Tax Liability or any Deemed Tax Liability falling within paragraph (b) of the definition of Deemed Tax Liability (other than a Deemed Tax Liability which is the use or set off of an Accounts Relief) arising in respect of, by reference to or in consequence of:

(i)	the matters set out in paragraph (i) of Schedule 10;

(ii)	the matters set out in paragraph (ii) of Schedule 10;

(iii)	the matters set out in paragraph (iii) of Schedule 10;

(iv)	the matters set out in paragraph (iv) of Schedule 10; and

(v)	the matters set out in paragraph (v) of Schedule 10;

(c)	any Deemed Tax Liability; and

(d)

any reasonable costs (including legal costs) and expenses, including Tax incurred by the Purchaser, a Group Company or any other member of the Purchaser Group in connection with a successful claim under this Schedule 9 (Tax Covenant) or taking or defending any action under this in Schedule 9 (Tax Covenant).

2.2	For the purposes of this Schedule 9 (Tax Covenant), the amount of a Deemed Tax Liability of a Group Company is to be determined as follows:

(a)	where the Relief that is the subject of the Loss, used or set-off is a deduction from or offset against Tax, the Deemed Tax Liability shall be the amount of that Relief so lost, used or set-off;

(b)	where the Relief that is the subject of the Loss, used or set-off is a deduction from or offset against Income, Profits or Gains, the Deemed Tax Liability shall be the amount of Tax saved thereby;

(c)

where the Relief falls within paragraph (a) of the definition of Deemed Tax Liability and that is the subject of the Loss is a repayment or right of or right to repayment of Tax, credit or other amount payable by a Tax Authority or any other person, the Deemed Tax Liability shall be the amount that would have been obtained but for the Loss.

3.	EXCLUSIONS

3.1	Subject to Paragraph 3.2, the Sellers shall not be liable under the covenants contained in Paragraph 2.1, or in respect of a Tax Warranty Claim, if and to the extent that:

(a)	specific provision or specific reserve was made for the liability in question in the Locked-Box Accounts;

(b)	specific provision or specific reserve was made for the liability in question in the EV to Equity Bridge, and such provision or reserve thereby reduced the Share Consideration;

(c)

the liability in question arises as a result of a transaction occurring, or any Income, Profits or Gains earned, accrued or received by a Group Company, in the ordinary course of business of any Group Company between the Locked-Box Date and Completion;

(d)	the liability in question arises or is increased by:

(i)	any change in legislation (including regulations);

(ii)	any change in published practice of a Tax Authority; or

(iii)	an increase in the rates of Tax,

in each case announced and coming into force after Completion (whether or not the change is retrospective in whole or in part) but excluding any changes announced prior to Completion, or targeted specifically at counteracting a tax avoidance scheme;

(e)

the liability in question arises or is increased only as a result of a change in accounting policies (including a change in accounting reference date) (other than a change made to comply with Accounting Standards applicable to the relevant Group Company in force at Completion) after Completion;

(f)

the liability in question would not have arisen but for a voluntary act of the Purchaser or any other member of the Purchaser Group (including each of the Group Companies) after Completion which the Purchaser ought reasonably to have known would give rise to the liability in question, unless such act was carried out:

(i)	in the ordinary course of the business;

(ii)

pursuant to a legal obligation of the Purchaser, a Group Company or any other member of the Purchaser Group incurred prior to Completion, or as a result of entry into this Agreement or pursuant to the terms of this Agreement;

(iii)	in order to comply with any law or regulation in force at Completion or to comply with generally accepted accounting practice in effect at Completion, or to mitigate interest or penalties; or

(iv)	with the written agreement of or at the written request of any member of the Seller Group;

(g)

a Relief other than a Purchaser’s Relief is available to a Group Company at no cost to such Group Company or any member of the Purchaser Group to reduce or eliminate the liability in question and the Purchaser is made aware of the availability of the Relief by the Sellers in such time and manner as enables the Relief to be used;

(h)

the liability would not have arisen, or would have been reduced or eliminated, but for a failure or omission by the Purchaser or a Group Company, after Completion, (other than at the written request of the Sellers) to make any valid claim, election, surrender or disclaimer or to give any notice or consent or to do any other thing under any Tax Statute the making, giving or doing of which was permitted by law and expressly provided for in computing the provision for Tax in the Locked-Box Accounts and/or the EV to Equity Bridge, provided that the Sellers notify the Purchaser in writing with reasonable detail and in a reasonable time in advance of the due date of such claim, election, surrender or disclaimer to allow the Purchaser or the Group Company to make, give or do it;

(i)

the liability in question arises or is increased as a direct result of any breach by the Purchaser of paragraph 15 of Schedule 4 (Limitation on Liability) and, except in the case where such breach by the Purchaser is deliberate, this limitation shall apply only to the extent the Seller is materially prejudiced by such breach;

(j)

the liability arises under paragraph 2.1(b)(v) of this Schedule 9 and the Sellers or any member of the Seller Group has settled, reimbursed, or otherwise discharged such liability at no cost to a Group Company;

(k)	the Purchaser or any member of the Purchaser Group is able to recover such liability under the W&I Policy; or

(l)	the Tax Liability in question constitutes Permitted Leakage falling within paragraph (m) of the definition of Permitted Leakage.

3.2	With respect to any Indemnified Tax Liability Claim in connection with paragraph 2.1(b)(ii):

(a)

subject to the Purchaser complying with Paragraph 3.2(b) below, Paragraph 3.1(f) shall not operate to limit the Sellers’ liability in respect of an Indemnified Tax Liability Claim under Paragraph 2.1(b)(ii) if and to the extent the Purchaser is advised by tax advisors of good standing that it should disclose the subject matter of that Indemnified Tax Liability to a relevant Tax Authority and the voluntary act which would otherwise have fallen within Paragraph 3.1(f) is the making of such disclosure; and

(b)

prior to making any disclosure of the subject matter of any Indemnified Tax Liability or Indemnified Tax Liability Claim under Paragraph 2.1(b)(ii) to a relevant Tax Authority, the Purchaser shall: (i) cooperate, acting reasonably and in good faith, with the Sellers and the Sellers’ advisors regarding whether such disclosure is required; and (ii) take into account all reasonable representations made by the Sellers or their advisors with respect thereto, in each case prior to making (or deciding whether to make) any such disclosure.

4.	PAYMENT OF CLAIMS

Payments in respect of any liability under Paragraph 2 must be made on or before the day which is the later of 10 (ten) Business Days after demand is made for payment by or on behalf of the Purchaser or, if later, on whichever of the following dates that is applicable:

(a)	in the case of an Actual Tax Liability, 10 (ten) Business Days before the due date for payment; and

(b)

in the case of a Deemed Tax Liability falling within subclause (a) of that definition (other than a right to repayment of Tax), the last date on which the Tax is or would have been required to be paid to the relevant Tax Authority in respect of the earlier of:

(i)	the period in which the Loss of the Relief gives rise to an actual liability to pay Tax; or

(ii)	the period in which the Loss of the Relief occurs (assuming for this purpose that the Company had sufficient profits or was otherwise in a position to use the Relief); and

(c)

in the case of a Deemed Tax Liability failing within subclause (b) of that definition, the date on which the Tax saved by relevant Group Company is or would have been required to be paid to the relevant Tax Authority

5.	TAX RETURNS AND COMPUTATIONS

5.1

Subject to paragraph 5.2 of this Schedule 9 (Tax Covenant) and paragraph 15 of Schedule 4 (Limitation on Liability), the Purchaser or its duly authorised agents shall have exclusive conduct of all Tax affairs (including the preparation and filing of any Tax Returns) of the Group Companies after Completion.

5.2

In the case of any Tax Return which relates to an Indemnified Tax Liability or contains a liability to Tax which is reasonably likely to be the subject matter of an Indemnity Claim or from which it may be apparent prior to submission of such Tax Return that there is an Indemnified Tax Liability or the submission of which may give rise to a Demand, the Purchaser shall use reasonable endeavours to procure that:

(a)	drafts of such Tax Returns are sent to the Sellers at least twenty (20) Business Days before the due date for the submission of such return;

(b)

any reasonable comments of the Sellers which are provided at least seven (7) Business Days before that due date and which relate to the Demand are taken into account in such Tax Return prior to submission to the relevant Tax Authority.

5.3

With respect to any Tax Return prepared by a member of a Sellers’ Tax Group after Completion and relating to corporation tax or any Tax imposed under Pillar Two Laws which a Seller believes acting reasonably and in good faith, has or will have an adverse effect on the Tax affairs of any Group Company after Completion, the Sellers shall use reasonable endeavours to:

(a)

notify the Purchaser, in sufficient time to enable the Purchaser to review and (if applicable) comment on such Tax Return, that it believes that it may be required to submit a Tax Return which has or will have an adverse effect on the Tax affairs of any Group Company after Completion;

(b)

prepare such Tax Return acting reasonably and in a manner which is consistent with the past practice of the relevant Seller or relevant member of the Sellers’ Tax Group or Sellers’ Tax Group taken together (as applicable) except where a departure from past practice is:

(i)

required in order to comply with any law or regulation in force at the date of the preparation of such Tax Return or to comply with generally accepted accounting practice in effect at the date of the preparation of such Tax Return;

(ii)	carried out with the written agreement or at the written request of any member of the Purchaser Group; or

(iii)	provided for in the Locked-Box Accounts and such departure has been communicated in writing to the Purchaser prior to the date of this Agreement;

(c)

at the Purchaser’s request provide a draft of such Tax Return to the Purchaser and consult, acting reasonably, with the Purchaser with respect to such Tax Return and consider in good faith any reasonable comments made by the Purchaser on such Tax Return; and

(d)

where the Sellers become aware that there is an enquiry by a Tax Authority into such a Tax Return by any Tax Authority which might reasonably be expected to have an adverse impact on the Tax liability or Tax affairs of any member of the Purchaser Group, use reasonable endeavours to (in each case at the Purchaser’s cost): (i) promptly notify the Purchaser of such an enquiry; and (ii) keep the Purchaser informed of any material issues raised by and the progress of such an enquiry insofar as such enquiry may adversely affect any member of the Purchaser Group.

5.4

Seller A shall use reasonable endeavours to procure that the Group Companies are removed from the group payment arrangement made under section 59F of the TMA 1970 (the “GPA”), immediately following Completion. The Sellers shall provide confirmation to the Purchaser of such removal and HMRC’s acknowledgement of the same (if any) as soon as reasonably practicable.

5.5

Except with the Purchaser’s written consent, the Sellers shall procure that the company appointed at the relevant time to be the Seller’s Tax Group’s reporting company for the purpose of the Corporate Interest Restriction rules shall not allocate any disallowance or restriction on the deductibility of interest, payments economically equivalent to interest, or financing costs under the Corporate Interest Restriction rules to any Group Company for any period of account beginning before Completion unless and to the extent that such allocation is: (i) provided for in the Locked-Box Accounts; (ii) required by Applicable Law; or (iii) not greater than such Group Company’s pro rata share of the total disallowed amount (as such term is defined for the purpose of Schedule 7A of the Taxation (International and Other Provisions) Act 2010).

5.6

The Sellers shall not, without the Purchaser’s written consent (not to be unreasonably withheld, conditioned, or delayed) reapportion any amount previously apportioned to a Group Company pursuant to the GPA.

5.7

Seller A shall procure that at Completion the filing member of the Seller Group shall make a valid election under section 271 of the Finance (No.2) Act 2023 that a Seller Group member which is not a Group Company shall pay all domestic top-up tax in respect of any period beginning before Completion during which any Group Company has been a constituent member of an MNE Group, and shall promptly deliver to the Purchaser evidence reasonably satisfactory to the Purchaser that such election has been made. For the purpose of this paragraph 5.7, “domestic top-up tax”, “filing member” and “group” shall take the meaning given for the purpose of the rules in Part 4 of the Finance (No.2) Act 2023.

6.	US CONTROLLED FOREIGN CORPORATION ELECTIONS

6.1

The parties shall cause an election under Treasury Regulations Section 1.245A-5(e)(3)(i) to be made with respect to each Group Company that is a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code to close such Group Company’s taxable year as of the Completion Date.

6.2	If the Purchaser makes an election pursuant to Section 338(g) of the Internal Revenue Code in respect of a Group Company, the Purchaser shall:

(a)	notify the Sellers of such election in accordance with Treasury Regulations Section 1.338-2(e)(4) as if such Group Company were a controlled foreign corporation; and

(b)	timely make such an election in respect of all other Group Companies that are classified as corporations for US federal income tax purposes.

7.	OVERPROVISIONS

7.1

If, on or before the date falling sixty-six (66) months after (and excluding) the date of Completion, a Seller has made a payment or is required to make a payment to the Purchaser in excess of EUR 1 under this Schedule and the Purchaser believes that there is an Overprovision, the Purchaser shall notify the Sellers. If the auditors for the time being of the relevant Group Company determine (at the expense and written request of the Sellers) that there is an Overprovision, then:

(a)

the amount of the Overprovision (as determined by the auditors) shall first reduced by an amount equal to any Indemnified Tax Liability Losses to the extent such Indemnified Tax Liability Losses have not already been taken into account in the calculation of any prior Saving or Overprovision or taken into account for the purposes of paragraph 9;

(b)

if there is any excess after the step in paragraph 7.1(a), the amount of the Overprovision (as determined by the auditors) shall be set off against any payment then due from the Sellers under this Schedule;

(c)

then if there is an excess after the step in paragraph 7.1(b), a refund shall be made to the Sellers in an amount equal to the aggregate of any previous payment or payments made by the Sellers under this Schedule (and not previously refunded under this Agreement), net of any Tax on such previous payment(s) up to the amount of that excess; and

(d)

if the excess referred to in paragraph 7.1(c) is not exhausted, the remainder of that excess will be carried forward and set off against any future payment or payments that become due from the Sellers under this Schedule.

7.2

Where the relevant Group Company’s auditors have made a determination under paragraph 7.1, the Sellers or the Purchaser may, at any time before the date falling five and a half years after (and excluding) the date of Completion where there are relevant circumstances or facts of which the party requesting the review was not aware, request the auditors for the time being of the relevant Group Company to review the original determination (at the expense of the party requesting the review and certify whether that determination remains correct or whether it should be amended.

7.3

If, following a request under paragraph 7.2, the determination is amended, the revised amount of Overprovision shall be substituted for the purposes of paragraph 7.1, and an adjustment payment shall be made by or to the relevant Seller or Sellers (as applicable) as soon as reasonably practicable.

7.4	For the purpose of this paragraph 7, any Overprovision shall be determined without regard to any Tax Savings to which paragraph 8 applies or any payment or Relief to which paragraph 9 applies.

8.	SAVINGS

8.1

If, on or before the date falling five and a half years after (and excluding) the date of Completion, a Seller has made a payment or is required to make a payment to the Purchaser in excess of EUR 1 under this Schedule and the Purchaser believes that a Saving has arisen, it shall inform the Sellers. If the relevant Group Company’s auditors for the time being determine (at the expense and written request of the Sellers) that a Saving has arisen, the Purchaser shall, as soon as reasonably practicable, repay to the Sellers, after deduction of any amounts then due by the Sellers, an amount equal to the lesser of:

(a)	the amount of the Saving (as determined by the auditors) less any costs incurred by the Purchaser or the relevant Group Company; and

(b)

the amount paid by the Sellers in respect of an Indemnified Tax Liability Claim for the Actual Tax Liability or Deemed Tax Liability that gave rise to the Saving less any part of that amount previously repaid to the Sellers under any provision of this Agreement or otherwise.

8.2

Where the relevant Group Company’s auditors have made a determination under paragraph 8.1, the Sellers or the Purchaser may, at any time before the date falling sixty-six (66) months after (and excluding) the date of Completion where there are relevant circumstances or facts of which the party requesting the review was not aware, request the auditors for the time being of the relevant Group Company to review (at the expense of the party requesting the review and certify whether that determination remains correct or whether it should be amended.

8.3

If, following a request under paragraph 8.2, the determination is amended, the revised amount of Savings shall be substituted for the purposes of paragraph 8.1, and an adjustment payment shall be made by or to the relevant Seller or Sellers (as applicable) as soon as reasonably practicable.

8.4	If, the purpose of this paragraph 8, any Savings shall be determined:

(a)

after deduction of an amount equal to the any Indemnified Tax Liability Losses to the extent such Indemnified Tax Liability Losses have not already been taken into account in the calculation of any prior Saving or Overprovision or taken into account for the purposes of paragraph 9; and

(b)	without regard to any Overprovision to which paragraph 7 applies or any payment or Relief to which paragraph 9 applies.

9.	RECOVERY FROM THIRD PARTIES

9.1

Where the Sellers have paid an amount in full discharge of a Tax Liability in respect of an Indemnified Tax Liability Claim and, on or before the date falling five and a half years after (and excluding) the date of Completion, the Purchaser becomes aware that it or any Group Company is entitled to recover from a person other than any Group Company, the Purchaser or any other member of the Purchaser Group, any amount in respect of that Tax Liability, the Purchaser shall or shall procure that the relevant Group Company shall:

(a)	notify the Sellers of its entitlement as soon as reasonably practicable; and

(b)

if required by the Sellers by notice in writing to the Purchaser and, subject to the Purchaser and the relevant Group Company being indemnified by the Sellers against any Tax that may be suffered or that would be suffered but for the use or set off of any Purchaser’s Relief on receipt of that amount and any reasonable costs and expenses properly incurred in recovering that amount, take, or procure that the Group Company in question takes such steps as the Seller may reasonably request to enforce that recovery against the person in question (keeping the Sellers fully informed of the progress of any material action taken).

9.2	If the Purchaser or the relevant Group Company recovers any amount referred to in paragraph 9.1, the Purchaser shall account to the Sellers for the lesser of:

(a)

any amount recovered (including any related interest or related repayment supplement) less any Tax suffered or that would be suffered but for the use of any Purchaser’s Relief in respect of that amount that any reasonable costs and expenses properly incurred in recovering that amount (except if and to the extent that amount has already been made good by the Sellers under paragraph 9.1(b)); and

(b)	the amount paid by the Sellers in respect of an Indemnified Tax Liability Claim to the extent not previously refunded under any provision of this Agreement.

9.3

If, the purpose of this paragraph 9, the Purchaser shall not be required to make a payment under clause 9.2 to the extent that the amount payable is less than any Indemnified Tax Liability Losses which have not already been taken into account in the calculation of any prior Saving or Overprovision or taken into account for the purposes of this paragraph 9.

9.4	This paragraph 9 shall be without prejudice to the terms of the W&I Policy.

)
Signed by	)
for and on behalf of	)
ROSE MIDCO LIMITED	)	/s/ Scott O’Melia
	)	Director

)
Signed by	)
for and on behalf of	)
BOING ACQUISITIONS LIMITED	)	/s/ Scott O’Melia
	)	Director

)
Signed by	)
for and on behalf of	)
DRIVEN BRANDS, INC.	)	/s/ Scott O’Melia
	)	Authorised signatory

)
Signed by	)
for and on behalf of	)
NEPTUNE ACQUISITION BIDCO LIMITED	)	/s/ Scott Romanoff
Title: Director